UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K/A

(Amendment No. 1)

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

July 26, 2022

Date of Report (Date of earliest event reported)

Lionheart III Corp

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41011	36-4981022
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4218 NE 2nd Avenue, Miami, FL	33137
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 573-3900

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one Redeemable Warrant	LIONU	The Nasdaq Capital Market LLC
Shares of Class A common stock included as part of the units	LION	The Nasdaq Capital Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of the Class A common stock at an exercise price of $11.50	LIONW	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

Lionheart III Corp. (the “Company”) is filing this Amendment No. 1 on Form 8-K/A (the “Amended Filing”) to its Form 8-K filed on July 26, 2022 (the “Original Filing”) solely to file as exhibits copies of the BCA, the SID, the form of Lock-up Agreements, the A&R Sponsor Agreement, the A&R Registration Rights Agreement, and the form of Voting Agreement (each as defined in the Original Filing). Except as described above, this Amended Filing does not amend, update or change any other items or disclosures in the Original Filing.

Item 9.01	Financial Statement and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Business Combination Agreement, by and among Lionheart III Corp, Security Matters Limited, Empatan Public Limited Company, and Aryeh Merger Sub, Inc., dated as of July 26, 2022

2.2*	Scheme Implementation Deed, by and among Lionheart III Corp, Empatan PLC, and Security Matters Limited, dated as of July 26, 2022

10.1	Form of Lock-Up Agreement, by and between Empatan Public Limited Company and the Holder

10.2*	Amended and Restated Sponsor Agreement, by and among Lionheart III Corp, Lionheart Equities, LLC and certain Insiders, dated July 26, 2022

10.3	Form of A&R Registration Rights Agreement by and between Empatan Public Limited Company, Lionheart Equities, LLC and the Holders

10.4	Form of Voting Agreement by and between Empatan Public Limited Company and certain Shareholders

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 29, 2022

LIONHEART III CORP

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman, President and Chief Executive Officer

3

Exhibit 2.1

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

LIONHEART III CORP,

SECURITY MATTERS LIMITED,

EMPATAN PUBLIC LIMITED COMPANY,

AND

ARYEH MERGER SUB, INC.

Dated as of July 26, 2022

Exhibit A	Form of SID
Exhibit B	Form of Amended and Restated Registration Rights Agreement
Exhibit C	Form of Lock-up Agreement
Exhibit D	Form of Voting Agreement
Exhibit E	Form of SPAC Amended and Restated Certificate of Incorporation
Exhibit F	Form of SPAC Amended and Restated Bylaws
Exhibit G	Form of Memorandum and Articles of Association
Exhibit H	Form of Incentive Equity Plan

Schedule 1	Registration Rights Agreement Signatories
Schedule 2	Lock-up Agreement Signatories
Schedule 3	Voting Agreement Signatories

-i-

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT, dated as of July 26, 2022 (this “Agreement”), by and among Lionheart III Corp, a Delaware corporation (“SPAC”), Security Matters Limited, an Australian public company with Australian Company Number (ACN) 626 192 998 listed on the Australian Stock Exchange (the “Company”), Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (“Parent”), and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”, and together with SPAC, the Company and Parent, collectively, the “Parties” and each a “Party”).

WHEREAS, upon the terms and subject to the conditions set forth in the Scheme Implementation Deed to be entered into by and among SPAC, the Company and Parent, substantially in the form attached hereto as Exhibit A (the “SID”), Parent will acquire the Company by means of the implementation of a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) (the “SMX Scheme Acquisition”);

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that the SMX Scheme Acquisition is fair to, and in the best interests of, the Company, declared its advisability and approved this Agreement and the SID, and proposes to seek the approval of its shareholders to approve the SMX Scheme Acquisition in accordance with the SID, and (b) recommended the approval of the SMX Scheme Acquisition by the shareholders of the Company;

WHEREAS, following the implementation of the SMX Scheme Acquisition, the Company will be delisted from the Australian Stock Exchange;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Irish Companies Act 2014 (the “ICA”), and the Corporations Act, SPAC will enter into a business combination transaction pursuant to which Merger Sub will merge with and into SPAC (the “Merger”), with SPAC surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that the Merger is fair to, and in the best interests of, SPAC and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the Merger by the stockholders of SPAC;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has (a) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that the Merger is fair to, and in the best interests of, Parent and its shareholder and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the Merger by the shareholder of Parent;

WHEREAS, prior to the Second Court Date, Parent and certain shareholders of Parent (after giving effect to the Transactions) set forth on Schedule 1 shall enter into a registration rights agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit B;

WHEREAS, prior to the Second Court Date, Parent and certain shareholders of Parent (after giving effect to the Transactions) set forth on Schedule 2 shall enter into a lock-up agreement (the “Lock-up Agreement”) substantially in the form attached hereto as Exhibit C (which, for the avoidance of doubt, shall specify the term of lock-up and certain other provisions for each signatory);

WHEREAS, prior to the Second Court Date, Parent and certain shareholders of Parent (after giving effect to the Transactions) set forth on Schedule 3 shall enter into a voting agreement (the “Voting Agreement”) substantially in the form attached hereto as Exhibit D; and

WHEREAS, contemporaneously with the execution of this Agreement, the Sponsor has entered into an agreement with SPAC and the Company (the “Sponsor Support Agreement”) pursuant to which the Sponsor has agreed, among other things, to vote all of its SPAC Common Shares in favor of this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Definitions. For purposes of this Agreement:

“Action” means litigation, suit, claim, charge, grievance, action, proceeding, audit, order, writ, judgment, injunction or investigation by or before any Governmental Authority.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Agreements” means the Voting Agreement, the Registration Rights Agreement, the Lock-up Agreement, the Sponsor Support Agreement, the SID, the Deed Poll, and all other agreements, certificates and instruments executed and delivered by SPAC, Parent, Merger Sub, or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in the City of New York in the United States of America, Australia or Ireland; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Code” means the Internal Revenue Code of 1986, as amended.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Deed Poll” has the meaning ascribed to such term in the SID.

“Effective Date” has the meaning ascribed to such term in the SID.

“Employee Benefit Plan” means any plan that is a bonus, stock option, stock purchase, restricted stock, phantom stock, other equity-based compensation arrangement, performance award, incentive, deferred compensation, pension scheme or insurance, retiree medical or life insurance, death or disability benefit, health or welfare, retirement, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements, whether written or unwritten.

“End Date” has the meaning ascribed to such term in the SID.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive Employment Agreements” means, collectively, those certain employment agreements between Security Matters Ltd. and each of Haggai Alon and Limor Moshe Lotker, in each case as amended contemporaneously with the execution of this Agreement.

“GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“Governmental Authority” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multinational organization, quasigovernmental body, or other similar recognized organization or body of any federal, state, tribal, county, municipal, local, or foreign government, or other similar regulatory agency or recognized organization or body exercising similar powers or authority.

“Merged Group” has the meaning ascribed to such term in the SID.

“IFRS” means international financial reporting standards, as adopted by the International Accounting Standards Board.

“Intended Tax Treatment” has the meaning set forth in Section 2.08.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lien” means any lien, security interest, mortgage, pledge, charge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).

“Lionheart Proposals” has the meaning ascribed to such term in the SID.

“Lionheart Shareholder Approval” has the meaning ascribed to such term in the SID.

“Lionheart Shareholder Meeting” has the meaning ascribed to such term in the SID.

“non-assessable” means, in relation to Parent, that a holder of Parent Ordinary Shares will not by reason of merely being such a holder, be subject to assessment or calls by Parent or its creditors for further payment on such shares.

“Parent Ordinary Shares” means the ordinary shares of Parent, with a par value of $0.0001 each.

“Parent Public Warrant” means one warrant to acquire one (1) Parent Ordinary Share at an exercise price of $11.50 per share.

“Parent Registration Statement” means the registration statement on Form F-4 (or another applicable form if agreed by the Parties) to be filed by Parent (if required under the Securities Act) in connection with the registration under the Securities Act of the Parent Ordinary Shares and Parent Warrants to be issued in connection with the Merger and the SMX Scheme Acquisition.

“Parent Registration Statement / Proxy Statement means the SPAC Proxy Statement and the Parent Registration Statement.

“Person” means an individual, corporation, company, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Post-Closing Agreements” means, collectively, those certain Executive Chairman Agreement and Consulting Agreement entered into between Parent and Ophir Sternberg and Faquiry Diaz Cala, respectively, contemporaneously with the execution of this Agreement.

“Redemption Rights” means the redemption rights provided for in the SPAC Formation Documents.

“Relevant Company” means a Relevant Company in the meaning of the Irish Takeover Panel Act, 1997.

“SEC” means the Securities and Exchange Commission.

“Second Court Date” has the meaning ascribed to such term in the SID.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“SMX Material Adverse Effect” has the meaning ascribed to such term in the SID.

“SPAC Certificate of Incorporation” means SPAC’s Second Amended and Restated Certificate of Incorporation dated November 3, 2021.

“SPAC Class A Common Shares” means SPAC’s Class A common shares, par value $0.0001 per share.

“SPAC Class B Common Shares” means SPAC’s Class B common shares, par value $0.0001 per share.

“SPAC Common Shares” means SPAC Class A Common Shares and SPAC Class B Common Shares.

“SPAC Private Units” means the units issued in private placements at the time of the consummation of SPAC’s initial public offering (“IPO”), including (a) one SPAC Class A Common Share and (b) one-half of a warrant, with whole warrants entitling the holder thereof to purchase one SPAC Class A Common Share at an exercise price of $11.50 per share.

“SPAC Private Warrants” means (a) each warrant issued in private placements at the time of the consummation of the IPO, entitling the holder thereof to purchase one SPAC Class A Common Share at an exercise price of $11.50 per share and (b) each warrant issued as a component of SPAC Private Units.

“SPAC Public Warrants” means each warrant issued as a component of SPAC Public Units.

“SPAC Public Units” means the units issued in the IPO, with each unit issued therein including (a) one SPAC Class A Common Share and (b) one-half of a warrant, with whole warrants entitling the holder thereof to purchase one SPAC Class A Common Share at an exercise price of $11.50 per share.

“SPAC Proxy Statement” means the proxy statement to be sent to stockholders of SPAC for the purpose of obtaining approval of the Lionheart Proposals.

“SPAC Stockholder Redemption Amount” means the aggregate amount of cash proceeds required to satisfy any exercise by stockholders of SPAC of the Redemption Rights.

“SPAC Warrants” means the SPAC Public Warrants and the SPAC Private Warrants.

“Sponsor” means Lionheart Equities, LLC.

“Subsidiary” or “Subsidiaries” of any Person means, with respect to such Person, any Affiliate in which such Person, directly or indirectly, through one or more intermediaries owns or controls more than fifty percent (50%) of such Affiliate’s equity interests measured by voting power.

“Tax” or “Taxes” means any and all taxes, levies, duties, withholdings, assessments, fees or other charges, in each case in the nature of taxes, imposed, administered or collected by any Governmental Authority, including wage taxes, income taxes, corporate taxes, capital gains taxes, franchise taxes, sales taxes, use taxes, payroll taxes, employment taxes, withholding taxes, value added taxes, gross receipts taxes, turnover taxes, environmental taxes, car taxes, energy taxes, customs and other import or export duties, escheat or unclaimed property obligations, excise duties, transfer taxes or duties, property taxes, capital taxes, or duties, social security or other similar contributions, together with all related interest, fines, penalties, costs, charges and surcharges, whether disputed or not. “Transactions” means the Merger, the SMX Scheme Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Treasury Regulations” means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

“Trust Fund” means the trust account maintained pursuant to that certain Investment Management Trust Agreement, by and between Continental Stock Transfer & Trust Company (the “Trustee”) and SPAC, dated as of November 3, 2021 (such agreement, the “Trust Agreement”).

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the Transactions.

SECTION 1.02. Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Agreement	Preamble
Book-Entry Shares	Section 2.03(b)
Certificate of Merger	Section 2.02(a)(i)
Certificates	Section 2.03(b)
Chosen Courts	Section 10.06
Claims	Section 6.02
Class I Directors	Section 2.02(c)(ii)(A)
Class II Directors	Section 2.02(c)(ii)(B)
Class III Directors	Section 2.02(c)(ii)(C)
Closing	Section 2.02(a)(i)
Closing Date	Section 2.02(a)(i)
Company	Preamble
Contracting Parties	Section 10.11
Corporations Act	Preamble
D&O Indemnified Persons	Section 7.04(b)
D&O Tail Insurance	Section 7.04(c)
DGCL	Preamble
Exchange Agent	Section 2.03(a)
Exchange Fund	Section 2.03(a)
ICA	Preamble
Intended Tax Treatment	Section 2.08
Letter of Transmittal	Section 2.03(b)
Lock-up Agreement	Preamble
Merger	Preamble
Merger Sub	Preamble
Merger Sub Board	Preamble
Nonparty Affiliates	Section 10.11
Outstanding Company Transaction Expenses	Section 2.05(a)
Outstanding SPAC Transaction Expenses	Section 2.05(b)
Parent	Preamble
Parent Amended and Restated Memorandum and Articles of Association	Section 2.02(b)(iii)
Parent Board	Preamble
Parent Founder Warrant	Section 2.02(e)(iii)
Parties	Preamble
Party	Preamble

Registration Rights Agreement	Preamble
SID	Preamble
SMX Scheme Acquisition	Preamble
SPAC	Preamble
SPAC Board	Preamble
SPAC Merger Effective Time	Section 2.02(a)(i)
Sponsor Support Agreement	Preamble
Surviving SPAC	Section 2.02(a)(i)
Terminating Company Breach	Section 9.01(d)
Terminating SPAC Breach	Section 9.01(e)
Transfer Agent Cancellation	Section 2.03(b)
Unit Separation	Section 2.02(d)
Voting Agreement	Preamble

SECTION 1.03. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP for matters with respect to SPAC or Merger Sub, and IFRS with respect to the Company and Parent.

(e) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the Party to which such information or material is to be provided or furnished (i) in the Virtual Data Room set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form, in each case no later than one (1) day prior to the date hereof.

ARTICLE II

MERGER AND SMX SCHEME ACQUISITION

SECTION 2.01. SMX Scheme Acquisition.

(a) Upon the terms and subject to the conditions set forth in the SID, the Parties shall consummate the SMX Scheme Acquisition.

SECTION 2.02. Merger.

(a) SPAC Merger Effective Time; Closing.

(i) SPAC shall cause the Merger to be consummated (such consummation, the “Closing” and the date on which the Closing occurs, the “Closing Date”) by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, with an effective time immediately following the consummation of the SMX Scheme Acquisition (which, for the avoidance of doubt, shall be after the Effective Date and immediately prior the issuance of the Scheme Consideration (as defined in the SID) (such time, the “SPAC Merger Effective Time”). Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the SPAC Merger Effective Time, Merger Sub shall be merged with and into SPAC by operation of law. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and SPAC shall continue as the surviving corporation of the Merger (the “Surviving SPAC”) by operation of the laws of the State of Delaware.

(ii) At the SPAC Merger Effective Time, the effects of the Merger shall be as provided in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of SPAC and Merger Sub shall vest in the Surviving SPAC by operation of law, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of SPAC and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving SPAC by operation of law.

(b) Certificate of Incorporation; Bylaws.

(i) At the SPAC Merger Effective Time, the certificate of incorporation of SPAC shall be amended and restated to be in the form of Exhibit E attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving SPAC, until thereafter amended as provided by Law and such certificate of incorporation.

(ii) At the SPAC Merger Effective Time, the bylaws of SPAC, as in effect immediately prior to the SPAC Merger Effective Time, shall be amended and restated in the form of Exhibit F, attached hereto and, as so amended and restated, shall be the bylaws of the Surviving SPAC, until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

(iii) At the Closing, Parent’s existing Memorandum and Articles of Association shall be amended and restated in the form of Exhibit G and, as so amended and restated, shall be the Memorandum and Articles of Association of Parent, until thereafter amended as provided by Law and the Memorandum and Articles of Association (the “Parent Amended and Restated Memorandum and Articles of Association”), which shall, among other matters, (A) provide that the name of Parent shall be changed to SMX Public Limited Company or such other name as is agreed by the Parties and (B) provide for size and structure of the Parent Board in accordance with Section 2.02(c).

(c) Directors and Officers; Advisory Committee.

(i) Each of the Parties shall take all such action within its power as may be necessary or appropriate such that, effective as of the Closing, the Parent Board shall consist of seven (7) members; (A) three (3) members of the Parent Board shall be designated by the Sponsor, (y) one (1) of whom shall be Ophir Sternberg, subject, in the case of each individual other than Mr. Sternberg, to the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), and (z) two (2) of whom shall be “independent directors” under The Nasdaq Capital Market Listing Rules and regulations applicable to service on committees of the Parent Board, and (B) four (4) members of the Parent Board shall be designated by the Company, (y) two (2) of whom shall be Haggai Alon and Zeren Browne, and (z) two (2) of whom shall be Khoo Boon Hui and Ed Hofland, each of whom is an “independent director” under The Nasdaq Capital Market Listing Rules and regulations applicable to service on committees of the Parent Board, in each case prior to the filing of the Parent Registration Statement / Proxy Statement with the SEC. The chairperson of the Parent Board shall be designated by the Company and shall initially be Ophir Sternberg. SPAC and the Company may, with the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), replace any such individual with any other individual prior to the Closing by amending such list to include such replacement individual.

(ii) In accordance with the Parent Amended and Restated Memorandum and Articles of Association, the Parent Board shall be a classified board with three classes of directors, with:

(A) a first class of directors (the “Class I Directors”), consisting of two directors (one of whom shall be a Company designee and one of whom shall be a Sponsor designee), initially serving a term effective from the Closing until the first annual meeting of the shareholders of Parent held after the Closing (but any subsequently elected Class I Directors serving a three (3)-year term);

(B) a second class of directors (the “Class II Directors”), consisting of three directors (two of whom shall be Company designees and one of whom shall be a Sponsor designee), initially serving a term effective from the Closing until the second annual meeting of shareholder of Parent held following the Closing (but any subsequently elected Class II Directors serving a three (3)-year term); and

(C) a third class of directors (the “Class III Directors”), consisting of two directors, initially serving a term effective from the Closing until the third annual meeting of shareholder of Parent held following the Closing (and any subsequently elected Class III Directors serving a three (3)-year term), with Ophir Sternberg and Haggai Alon to serve as Class III Directors.

(iii) Effective as of the Closing, Haggai Alon shall be appointed the chief executive officer of each entity of the Merged Group.

(iv) (A) SPAC and the Company shall mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company) on the directors to be appointed to serve, effective as of the Closing, on the compensation, audit and nominating and corporate governance committees of the Parent Board, and the chairs thereof; and (B) subject to Section 2.02(c)(iii), the Company shall designate (following consultation with SPAC) the persons to be appointed officers of each entity of the Merged Group effective immediately after the Closing, in each case prior to the filing of the Parent Registration Statement / Proxy Statement with the SEC.

(v) During the term of the Voting Agreement, the Sponsor and the Company shall each be permitted to designate one (1) individual, subject to the consent of the non-designated Party (such consent not to be unreasonably withheld, conditioned or delayed), to serve as observers to the Parent Board and its committees, subject to the terms set forth in the Voting Agreement.

(vi) Each of the Parties shall take all such action within its power as may be necessary or appropriate such that, effective as of the Closing, Parent shall have established an advisory committee, being intended merely to act in an advisory capacity, consisting of such persons as the Parent Board may select.

(d) Unit Separation. At the SPAC Merger Effective Time, by virtue of the Merger and the DGCL and without any action on the part of any Party or the holder of any of their securities, (i) the SPAC Class A Common Shares and SPAC Public Warrants comprising each issued and outstanding SPAC Public Unit immediately prior to the SPAC Merger Effective Time and the SPAC Class A Common Shares and the SPAC Private Warrants comprising each issued and outstanding SPAC Private Unit immediately prior to the SPAC Merger Effective Time, in each case, shall be automatically separated (the “Unit Separation”), and the holder thereof shall be deemed to hold such SPAC Public Unit’s or SPAC Private Unit’s, as applicable, constituent parts; provided that no fractional SPAC Public Warrants or SPAC Private Warrants, as applicable, will be issued in connection with the Unit Separation such that if a holder of SPAC Public Units would be entitled to receive a fractional SPAC Public Warrant upon the Unit Separation or if a holder of SPAC Private Units would be entitled to receive a fractional SPAC Private Warrant upon the Unit Separation, then the number of SPAC Public Warrants or SPAC Private Warrants, as applicable, to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Public Warrants or SPAC Private Warrants, as applicable.

(e) Conversion of SPAC Securities. Subject to Section 2.03(c) and the other terms of this Agreement, at the SPAC Merger Effective Time, by virtue of the Merger, the DGCL and the ICA, and without any action on the part of any Party or the holder of any of their securities (other than the issuance and delivery of the relevant securities by Parent as provided for in Section 2.03), (i) SPAC Class A Common Shares, (ii) SPAC Class B Common Shares, (iii) SPAC Public Warrants and (iv) SPAC Private Warrants, in each case, issued and outstanding immediately prior to the SPAC Merger Effective Time, shall be automatically cancelled, exchanged or adjusted (as applicable) as follows:

(i) Each SPAC Class A Common Share shall be automatically cancelled in exchange for one (1) validly issued, fully paid and non-assessable Parent Ordinary Share.

(ii) Each SPAC Class B Common Share shall be automatically cancelled in exchange for one (1) validly issued, fully paid and non-assessable Parent Ordinary Share.

(iii) Each SPAC Public Warrant shall remain outstanding but shall be automatically adjusted to become one (1) Parent Public Warrant. Each such Parent Public Warrant will continue to have, and be subject to, the same terms and conditions set forth in the warrant agreement pursuant to which such SPAC Public Warrant was issued immediately prior to the SPAC Merger Effective Time, except that each Parent Public Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole Parent Ordinary Shares equal to the number of SPAC Class A Common Shares that were issuable upon exercise of such SPAC Public Warrant that was outstanding immediately prior to the SPAC Merger Effective Time. Each SPAC Private Warrant shall remain outstanding but shall be automatically adjusted to become one (1) Parent Public Warrant (each, a “Parent Founder Warrant”). Each such Parent Founder Warrant will continue to have, and be subject to the same terms and conditions set forth in the warrant agreement pursuant to which such SPAC Private Warrant was issued immediately prior to the SPAC Merger Effective Time, except that each Parent Founder Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole Parent Ordinary Shares equal to the number of SPAC Class A Common Shares that were issuable upon exercise of such SPAC Private Warrant that was outstanding immediately prior to the SPAC Merger Effective Time.

(f) Conversion of Merger Sub Shares. Each share of Merger Sub common stock issued and outstanding immediately prior to the SPAC Merger Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving SPAC.

(g) Appraisal Rights. Stockholders of the SPAC are entitled to appraisal of their shares solely to the extent required by Section 262 of the DGCL.

SECTION 2.03. Delivery of Shares

(a) On the Closing Date, Parent shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by SPAC and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the stockholders of SPAC, for exchange in accordance with this Section 2.03, the number of Parent Ordinary Shares sufficient to deliver the aggregate consideration payable to stockholders of SPAC payable pursuant to this Agreement (such Parent Ordinary Shares being hereinafter referred to as the “Exchange Fund”). Parent shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the applicable consideration payable to stockholders of SPAC out of the Exchange Fund in accordance with Section 2.02(e). The Exchange Fund shall not be used for any other purpose.

(b) As promptly as practicable after the date hereof, Parent shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of record of certificates evidencing SPAC Common Shares (“Certificates”) and each holder of record of book-entry shares representing SPAC Common Shares (the “Book-Entry Shares”), in each case whose SPAC Common Shares were converted into a right to receive consideration in accordance with Section 2.02(e): a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or confirmation of cancellation of such Certificates from SPAC’s transfer agent, Continental Stock Transfer & Trust Company, a New York corporation (each, a “Transfer Agent Cancellation”); and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares. Within two (2) Business Days (but in no event prior to the SPAC Merger Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (or a Transfer Agent Cancellation), together with a duly completed and validly executed Letter of Transmittal or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall receive in exchange therefore the applicable consideration in accordance with Section 2.02(e), and the Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.03, each Certificate or Book-Entry Share entitled to receive consideration in accordance with Section 2.02(e) shall be deemed at all times after the SPAC Merger Effective Time to represent only the right to receive upon such surrender the consideration that such stockholder is entitled to receive in accordance with the provisions of Section 2.02(e).

(c) The consideration payable upon conversion of the SPAC Common Shares shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Common Shares occurring on or after the date hereof and prior to the SPAC Merger Effective Time.

(d) Any portion of the Exchange Fund that remains undistributed to the stockholders of SPAC for one year after the SPAC Merger Effective Time shall be delivered to Parent, upon demand, and any stockholders of SPAC who have not theretofore complied with this Section 2.03 shall thereafter look only to Parent for the consideration payable in accordance with Section 2.02(e). Any portion of the Exchange Fund remaining unclaimed by the applicable stockholders of SPAC as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(e) None of the Exchange Agent, Parent or the Surviving SPAC shall be liable to any stockholder of SPAC for any such SPAC Common Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 2.03.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the consideration that such stockholder of SPAC is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 2.02(e).

SECTION 2.04. Stock Transfer Books. At the SPAC Merger Effective Time, the stock transfer books of SPAC shall be closed and there shall be no further registration of transfers of SPAC Common Shares thereafter on the records of SPAC. From and after the SPAC Merger Effective Time, the holders of Certificates representing SPAC Common Shares outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such SPAC Common Shares, except as otherwise provided in this Agreement or by Law. On or after the SPAC Merger Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the consideration payable in respect of such Certificate in accordance with Section 2.02(e).

SECTION 2.05. Payment of Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to SPAC a certificate executed by an executive officer of the Company setting forth the Company’s calculation of all of the following fees, expenses and disbursements incurred by or on behalf of the Company, Parent or Merger Sub in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company, Parent and Merger Sub incurred in connection with the Transactions, and (ii) the fees and expenses of any other agent, advisor, consultant, expert, financial advisor and other service providers engaged by the Company, Parent or Merger Sub in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date following the Closing, the Company shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, SPAC shall provide to the Company a certificate executed by an executive officer of SPAC setting forth SPAC’s calculation of all of the following fees, expenses and disbursements incurred by or on behalf of SPAC (together with written invoices, vendor names, reasonable descriptions of services of vendors, the costs and expenses for each vendor, and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: all fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement, the Ancillary Agreements and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, auditors, accountants and notaries; due diligence expenses; advisory and consulting fees (including financial advisors) and expenses; and other third-party fees, in each case of SPAC (collectively, the “Outstanding SPAC Transaction Expenses”). Prior to the Closing, the Company shall have an opportunity to review the Outstanding SPAC Transaction Expenses and discuss such certificate with the persons responsible for its preparation, and SPAC shall reasonably cooperate with the Company in good faith to timely respond to any questions and consider in good faith any comments regarding the certificate of Outstanding SPAC Transaction Expenses. On the Closing Date following the Closing, SPAC shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding SPAC Transaction Expenses.

(c) Parent shall not pay or cause to be paid any Outstanding SPAC Transaction Expenses or Outstanding Company Transaction Expenses other than in accordance with this Section 2.05.

SECTION 2.06. Second Court Date Deliverables. Prior to 8:00am (in Victoria, Australia) on the Second Court Date:

(a) The Company shall deliver (or cause to be delivered) to SPAC:

(i) the Registration Rights Agreement, duly executed by Parent and each shareholder of Parent set forth on Schedule 1 (other than the holders of equity securities of SPAC prior to the Closing);

(ii) the Lock-up Agreement, duly executed by Parent and each shareholder of Parent set forth on Schedule 2 (other than the holders of equity securities of SPAC prior to the Closing);

(iii) the Voting Agreement, duly executed by Parent and each shareholder of Parent set forth on Schedule 3 (other than the holders of equity securities of SPAC prior to the Closing); and

(iv) each other Ancillary Agreement to be executed after the date of this Agreement and prior to 8:00am (in Victoria, Australia) on the Second Court Date by the Company, Parent or Merger Sub or any of their respective Affiliates, duly executed by the Company, Parent or Merger Sub or their respective Affiliates, as applicable

(b) SPAC shall deliver (or cause to be delivered) to the Company:

(i) the Registration Rights Agreement, duly executed by each shareholder of Parent set forth on Schedule 1 (other than the holders of equity securities of the Company prior to the Closing);

(ii) the Lock-up Agreement, duly executed by each shareholder of Parent set forth on Schedule 2 (other than the holders of equity securities of the Company prior to the Closing);

(iii) the Voting Agreement, duly executed by each shareholder of Parent set forth on Schedule 3 (other than the holders of equity securities of the Company prior to the Closing); and

(iv) each other Ancillary Agreement to be executed after the date of this Agreement and prior to 8:00am (in Victoria, Australia) on the Second Court Date by the SPAC or any of its Affiliates, duly executed by the SPAC or its Affiliates, as applicable.

SECTION 2.07. Closing Deliverables. Prior to the Closing:

(a) The Company shall deliver (or cause to be delivered) to SPAC each Ancillary Agreement to be executed after the Second Court Date and prior to or at the Closing by the Company, Parent or Merger Sub or any of their respective Affiliates, duly executed by the Company, Parent or Merger Sub or their respective Affiliates, as applicable; and

(b) SPAC shall deliver (or cause to be delivered) to the Company each Ancillary Agreement to be executed after the Second Court Date but prior to or at the Closing by SPAC or any of its Affiliates, duly executed by SPAC or its Affiliates, as applicable.

SECTION 2.08. Tax Treatment of SMX Scheme Acquisition and SPAC Merger. The Parties intend and hereto agree that for U.S. federal income tax purposes (and any applicable U.S. state and local Tax purposes), (a) the SMX Scheme Acquisition shall be treated as a “reorganization” within the meaning of Section 368(a) of the Code, provided that in the event the SMX Scheme Acquisition is not treated as a “reorganization,” the SMX Scheme Acquisition, together with the SPAC Merger, shall qualify as a transaction described in Section 351(a) of the Code, and (b) the SPAC Merger shall be treated as a “reorganization” within the meaning of Section 368(a) of the Code, provided that in the event that the SPAC Merger is not treated as a “reorganization,” the SPAC Merger, together with the SMX Scheme Acquisition, shall qualify as a transaction described in Section 351(a) of the Code (the “Intended Tax Treatment”). The Parties agree that this Agreement shall constitute a “plan of reorganization” with respect to the SMX Scheme Acquisition, and a “plan of reorganization” with respect to the SPAC Merger, in each case, within the meaning of Treasury Regulations Section 1.368-2(g).

SECTION 2.09. Withholding. Notwithstanding anything in this Agreement to the contrary, SPAC, Parent and Merger Sub shall be entitled to deduct and withhold from any consideration payable to any Person pursuant to this Agreement any amount required to be deducted or withheld under applicable Tax Law; provided, however, that the Parties agree to reasonably cooperate to eliminate or mitigate any such deductions or withholding Taxes; provided, further, that before a Party makes any deduction or withholding from any payments or amount to or with respect to a shareholder of the Company, such Party shall use commercially reasonable efforts to provide such shareholder with at least ten (10) Business Days advance written notice of the intention to make such deduction or withholding, which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding Taxes and reasonably cooperate to eliminate or mitigate any such deductions or withholding Taxes as provided in this Section 2.09. To the extent that any such amounts are deducted or withheld by SPAC, Parent or Merger Sub, as the case may be, such deducted or withheld amounts and remitted to the appropriate Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company hereby represents and warrants to SPAC, Parent and Merger Sub as follows:

SECTION 3.01. The representations and warranties set forth in Section 13.1 and Section 13.4 of the SID are incorporated herein by reference.

SECTION 3.02. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article III, the Company hereby expressly disclaims and negates, and SPAC, Parent and Merger Sub agree that they have not relied on, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, the SPAC, Parent and Merger Sub agree that they have not relied on, and neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its respective affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its respective affiliates or any of their respective representatives or any other person, and that any such representations or warranties are expressly disclaimed and SPAC, Parent and Merger Sub agree that they have not relied on any representations or warranties not set forth in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SPAC

SPAC hereby represents and warrants to the Company, Parent and Merger Sub as follows:

SECTION 4.01. The representations and warranties set forth in Section 13.3 of the SID are incorporated herein by reference.

SECTION 4.02. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV, SPAC hereby expressly disclaims and negates, and Company, Parent and Merger Sub agree that they have not relied on, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to SPAC, its respective affiliates, and any matter relating to any of them, or with respect to the accuracy or completeness of any other information made available to the Company, Parent or Merger Sub, their affiliates or any of their respective representatives by, or on behalf of, SPAC, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, the Company, Parent and Merger Sub agree that they have not relied on, and neither SPAC, nor any other person on behalf of SPAC has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, Parent or Merger Sub, their affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of SPAC (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to the Company, Parent or Merger Sub, their affiliates or any of their respective representatives or any other person, and that any such representations or warranties are expressly disclaimed and the Company, Parent and Merger Sub agree that they have not relied on any representations or warranties not set forth in this Article IV.

SECTION 4.03. Section 203 of DGCL. The SPAC Board has adopted a resolution having the effect of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203 of the DGCL) not to apply to the execution, delivery or performance of this Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to SPAC as follows:

SECTION 5.01. The representations and warranties set forth in Section 13.4 of the SID are incorporated herein by reference.

SECTION 5.02. Organization. Merger Sub is a company duly organized, validly existing and in good standing (insofar as such concept exists in the relevant jurisdiction) under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approval would not reasonably be expected to have, individually or in the aggregate, a SMX Material Adverse Effect.

SECTION 5.03. Organization Documents. Merger Sub has heretofore furnished to SPAC complete and correct copies of the certificate of incorporation and bylaws of Merger Sub as of the date of this Agreement. The certificate of incorporation and bylaws of Merger Sub are in full force and effect and Merger Sub is not in violation of any of the provisions of such organizational documents.

SECTION 5.04. Capitalization.

(a) As of the date hereof, the authorized share capital of Merger Sub consists of 100 shares of common stock, par value $0.0001.

(b) As of the date of this Agreement, Parent owns 100% of the issued and outstanding shares of common stock of Merger Sub free and clear of all Liens, options, rights of first refusal and limitations on voting or transfer rights other than transfer restrictions under applicable securities laws and Merger Sub’s organizational documents. All such shares of common stock of Merger Sub are validly issued, fully paid and non-assessable.

(c) As of the date of this Agreement, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Merger Sub or obligating Merger Sub to issue or sell any shares of capital stock or shares of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock or shares, or other equity or other voting interests in, Merger Sub. As of the date of this Agreement, Merger Sub is not a party to, or otherwise bound by, and Merger Sub has not granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or shares of, or other securities or ownership interests in, Merger Sub. As of the date of this Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which Merger Sub is a party, or to the Company’s knowledge, among any holder of shares of common stock of Merger Sub to which Merger Sub is not a party, with respect to the voting or transfer of such shares of common stock of Merger Sub.

SECTION 5.05. Authority Relative to This Agreement. Merger Sub has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, to consummate the Transactions. The execution and delivery of this Agreement and such Ancillary Agreements to which Merger Sub is a party and the consummation by Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, each such Ancillary Agreement to which it is a party or to consummate the Transactions. This Agreement and each such Ancillary Agreement have been duly and validly executed and delivered by Merger Sub and, assuming due authorization, execution and delivery by the Company, Parent and SPAC, constitutes a legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles.

SECTION 5.06. No Conflict; Required Filings and Consents.

(a) The execution and delivery by Merger Sub of this Agreement and each Ancillary Agreement to which it is a party does not, and the performance of this Agreement and each such Ancillary Agreement by Merger Sub will not, (i) conflict with or violate the certificate of incorporation or bylaws of Merger Sub (as the case may be), (ii) assuming that all consents, approvals, authorizations and other actions described in this Section 5.06 have been obtained and all filings and obligations described in this Section 5.06 have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Merger Sub or by which any of its property or assets are bound or affected or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Merger Sub is a party or by which Merger Sub or any of its property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a SMX Material Adverse Effect.

(b) The execution and delivery by Merger Sub of this Agreement and each Ancillary Agreement to which it is a party does not, and the performance of this Agreement and each such Ancillary Agreement by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, blue sky Laws and state takeover laws, any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, if any, and filing and recordation of appropriate Merger documents as required by the DGCL, as the case may be, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Merger Sub from performing their respective material obligations under this Agreement and each such Ancillary Agreement.

SECTION 5.07. Compliance. Merger Sub is not, nor has been, in conflict with, or in default, breach or violation of, (a) any Law applicable to Merger Sub or by which any property or asset of Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Merger Sub is a party or by which Merger Sub or any property or asset of Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a SMX Material Adverse Effect. Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Merger Sub to own, lease and operate their respective properties or to carry on their respective businesses as they are now being conducted.

SECTION 5.08. Board Approval; Vote Required.

(a) The Merger Sub Board has, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, duly (i) determined that this Agreement and the Transactions are fair to and in the best interests of Merger Sub and Parent (as the sole stockholder of Merger Sub), (ii) approved this Agreement and the Transactions and declared their advisability and (iii) recommended that Parent (as the sole stockholder of Merger Sub) approve and adopt this Agreement and approve the Transactions and directed that this Agreement and the Transactions be submitted for consideration and approval by Parent (as the sole stockholder of Merger Sub).

(b) The only stockholder vote of Merger Sub that is necessary to approve this Agreement and the Transactions is the affirmative vote of Parent as sole stockholder of Merger Sub.

SECTION 5.09. No Prior Operations of Merger Sub; Post-Closing Operations. Merger Sub was formed for the sole purposes of entering into this Agreement and the Ancillary Agreements to which it is party and engaging in the Transactions. Since the date of formation of Merger Sub, Merger Sub has not engaged in any business or activities whatsoever, nor incurred any liabilities, except in connection with this Agreement, the Ancillary Agreements or in furtherance of the Transactions. Merger Sub has no employees or liabilities under any Employee Benefit Plan.

SECTION 5.10. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Merger Sub.

SECTION 5.11. Parent Registration Statement / Proxy Statement. None of the information relating to Merger Sub supplied by Merger Sub in writing for inclusion in the Parent Registration Statement / Proxy Statement will, as of the date the Parent Registration Statement / Proxy Statement is declared effective, as of the date the Parent Registration Statement / Proxy Statement (or any amendment or supplement thereto) is first mailed to the stockholders of SPAC, at the time of the meeting of the stockholders of SPAC to approve and adopt this Agreement and the Merger, or at the SPAC Merger Effective Time, contain any misstatement of a material fact or omission of any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, Merger Sub makes no representations with respect to any forward-looking statements supplied by or on behalf of Merger Sub for inclusion in, or relating to information to be included in, the Parent Registration Statement / Proxy Statement.

SECTION 5.12. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V, Parent and Merger Sub hereby expressly disclaims and negates, and SPAC agrees that it has not relied on, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Parent, Merger Sub, their affiliates, and any matter relating to any of them, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective representatives by, or on behalf of, Parent or Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, the SPAC agrees that it has not relied on, and none of Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its affiliates or any of their respective representatives or any other person, and that any such representations or warranties are expressly disclaimed and the SPAC agrees that it has not relied on any representations or warranties not set forth in this Article V.

ARTICLE VI

CONDUCT OF BUSINESS

SECTION 6.01. Conduct of Business by the Company and Parent. The covenants set forth in Sections 9.1 through 9.4 and 9.6 of the SID are incorporated herein by reference.

SECTION 6.02. Claims Against Trust Account. The Company, Parent and Merger Sub agree that, notwithstanding any other provision contained in this Agreement, the Company, Parent and Merger Sub do not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship by or among the Company, Parent and Merger Sub or their respective Affiliates on the one hand, and SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.02 as the “Claims”). Notwithstanding any other provision contained in this Agreement, each of the Company, Parent and Merger Sub hereby irrevocably waive any Claim it and its Affiliates may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company, Parent or Merger Sub from pursuing a claim against SPAC or any other person (a) for legal relief against monies or other assets of SPAC held outside of the Trust Fund or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against SPAC or any of their respective successor entities in the event this Agreement is terminated for any reason and SPAC consummates, directly or indirectly, a business combination transaction, whether by way of a purchase of assets or securities or merger, consolidation or otherwise, with another party. In the event that the Company or any of its respective Affiliates commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01. Registration Statement; SPAC Stockholders’ Meeting; Board Recommendation. The covenants set forth in Section 3.5 and Section 6 of the SID are incorporated herein by reference.

SECTION 7.02. Access to Information; Confidentiality. The covenants set forth in Section 9.7 of the SID are incorporated herein by reference.

SECTION 7.03. Exclusivity. The covenants set forth in Section 10 of the SID are incorporated herein by reference.

SECTION 7.04. Directors’ and Officers’ Indemnification.

(a) The covenants set forth in Sections 8.2 through 8.7 of the SID are incorporated herein by reference.

(b) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of SPAC and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of SPAC (the “D&O Indemnified Persons”) as provided in the SPAC’s organizational documents or under any indemnification agreements, as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law, and Surviving SPAC and Parent shall honor all such rights to exculpation, indemnification, and advancement to the fullest extent permitted by Law. For a period of six (6) years after the SPAC Merger Effective Time, the Surviving SPAC shall, and Parent shall cause the Surviving SPAC to, ensure that the organizational documents of Surviving SPAC and its Subsidiaries contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the organizational documents SPAC to the extent permitted by applicable Law with regard to matters involving actual or alleged pre-Closing acts, errors, or omissions by any D&O Indemnified Persons. The provisions of this Section 7.04 shall survive the consummation of the Transactions and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(c) For the benefit of each of SPAC’s directors and officers, SPAC shall be permitted prior to the SPAC Merger Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the SPAC Merger Effective Time for events occurring prior to the SPAC Merger Effective Time (the “D&O Tail Insurance”).

SECTION 7.05. Notification of Certain Matters. The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a Party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

SECTION 7.06. Further Action; Reasonable Best Efforts. The covenants set forth in Sections 3.1 through 3.3 of the SID are incorporated herein by reference.

SECTION 7.07. Public Announcements. The covenants set forth in Section 15 of the SID are incorporated herein by reference.

SECTION 7.08. Stock Exchange Listing. From the date of this Agreement through the SPAC Merger Effective Time, the Parties shall use reasonable best efforts to ensure that SPAC remains listed as a public company on, and for SPAC Class A Common Shares to be tradable over, the Nasdaq Capital Market. From the date of this Agreement through the Closing, the Parties shall use reasonable best efforts to have Parent Ordinary Shares and Parent Public Warrants listed on the Nasdaq Capital Market as of the Closing. SPAC and Parent shall take all necessary and required action so that Parent is only deemed a Relevant Company and listed on the Nasdaq Capital Market simultaneously with the issuance of the Parent Ordinary Shares and Parent Public Warrants pursuant to the Merger.

SECTION 7.09. Interim Financials. The Company shall deliver to SPAC, at such time as is required by the Australia Stock Exchange, true and complete copies of the unaudited balance sheet of the Company as of June 30, 2022, and the related unaudited statements of income and cash flows of the Company for the six month period then ended, prepared in accordance with IFRS. After June 30, 2022 and prior to the Closing, the Company shall deliver to SPAC interim financial information at such time as is required by the Australia Stock Exchange, in each case prepared in accordance with IFRS.

SECTION 7.10. Trust Account. At least seventy-two (72) hours prior to the Closing, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Closing to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC and thereafter shall cause the Trust Account and the Trust Agreement to terminate; provided, however that the liabilities and obligations of SPAC due and owing or incurred at or prior to the Closing shall be paid as and when due, including all amounts payable (a) to stockholders of SPAC who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Transactions.

SECTION 7.11. Incentive Equity Plan and Purchase Plan. Prior to the effectiveness of the Parent Registration Statement, Parent shall approve, and subject to approval of the shareholder of Parent, adopt, an incentive equity plan that provides for grant of awards to employees, independent contractors and non-employee directors of Parent and its Subsidiaries, which shall reserve for issuance a number of Parent Ordinary Shares not exceeding fifteen percent (15)% of the aggregate number of (i) Parent Ordinary Shares issued and outstanding at Closing and (ii) securities convertible into Parent Ordinary Shares outstanding at Closing, subject to the evergreen provisions set forth in the plan in the form set forth as Exhibit H (the “Incentive Equity Plan”).

SECTION 7.12. No Transfer of Parent Shares. Prior to the Closing, except as otherwise contemplated by this Agreement or the SID, other than with the prior written consent of SPAC, Parent and the Parent Board shall refuse to register the transfer or purported transfer of any share in the capital of Parent.

SECTION 7.13. Parent Obligations. For each instance in which Parent has an obligation or covenant under this Agreement, the Company shall cause Parent to perform such obligation or covenant and shall be responsible for any failure or breach thereof by Parent.

SECTION 7.14. Additional Registration Rights and Lock-up Signatories. The Company shall use commercially reasonable best efforts to cause certain additional shareholders of Parent (after giving effect to the Transactions) other than those set forth on Schedule 1 to enter into the Registration Rights Agreement and those set forth on Schedule 2 to enter into the Lock-up Agreement.

ARTICLE VIII

CONDITIONS TO THE TRANSACTIONS

SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company, SPAC, Parent and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver (where permissible) prior to the time they are required to be satisfied or waived (where permissible) under the SID of the following conditions:

(a) SID Conditions. Each condition precedent in Section 3.1 and Section 3.2 of the SID that includes “All” or “Cannot be waived” in the column entitled “Party entitled to benefit” is incorporated herein by reference.

SECTION 8.02. Conditions to the Obligations of SPAC. The obligations of SPAC to consummate the Transactions, as applicable, are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) SID Conditions. Each condition precedent in Section 3.1 and Section 3.2 of the SID that includes “Lionheart” in the column entitled “Party entitled to benefit” is incorporated herein by reference is satisfied at or prior to 8:00am (in Victoria Australia) on the Second Court Date.

(b) Scheme Effectiveness. The Scheme and the Option Scheme (each, as defined in the SID) has become Effective (as defined in the SID) on or before the End Date.

(c) Agreements and Covenants. The Company, Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to 8:00am (in Victoria, Australia) on the Second Court Date.

(d) Officer Certificates. The requirement set forth in Section 6.2(s) of the SID is incorporated herein by reference.

(e) Registration Rights Agreement. Prior to 8:00am (in Victoria, Australia) on the Second Court Date, Parent and each shareholder of Parent set forth on Schedule 1 (other than the holders of equity securities of the SPAC prior to the Closing) shall have delivered, or cause to be delivered, to the Company a copy of the Registration Rights Agreement, duly executed by all such parties.

(f) Lock-up Agreement. Prior to 8:00am (in Victoria, Australia) on the Second Court Date, Parent and each shareholder of Parent set forth on Schedule 2 (other than the holders of equity securities of SPAC prior to the Closing) shall have delivered, or cause to be delivered, to the Company a copy of the Lock-up Agreement, duly executed by all such parties.

(g) Voting Agreement. Prior to 8:00am (in Victoria, Australia) on the Second Court Date, Parent and each shareholder of Parent set forth on Schedule 3 (other than the holders of equity securities of the SPAC prior to the Closing) shall have delivered, or cause to be delivered, to SPAC a copy of the Voting Agreement, duly executed by all such parties.

(h) SPAC Stockholder Approval. Prior to 8:00 am (in Victoria, Australia) on the Second Court Date, the stockholders of SPAC have approved the Lionheart Proposals.

(i) Executive Employment Agreements. Prior to 8:00 am (in Victoria, Australia) on the Second Court Date, neither of the Executive Employment Agreements shall have been terminated.

(j) Post-Closing Agreement. Prior to 8:00 am (in Victoria, Australia) on the Second Court Date, Parent shall not have terminated either of the Post-Closing Agreements.

SECTION 8.03. Conditions to the Obligations of the Company, Parent and Merger Sub. The obligations of the Company, Parent and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver (where permissible) prior to the 8:00am (in Victoria, Australia) on the Second Court Date of the following additional conditions:

(a) SID Conditions. Each condition precedent in Section 3.1 and Section 3.2 of the SID that includes “SMX” in the column entitled “Party entitled to benefit” is incorporated herein by reference.

(b) Agreements and Covenants. SPAC shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the 8:00am (in Victoria, Australia) on the Second Court Date.

(c) Officer Certificate. The requirement set forth in Section 6.3(j) of the SID is incorporated herein by reference.

(d) Resignations. Prior to 8:00am (in Victoria, Australia) on the Second Court Date, the officers of SPAC and the members of the SPAC Board shall have executed written resignations effective as of the SPAC Merger Effective Time.

(e) Registration Rights Agreement. Prior to 8:00am (in Victoria, Australia) on the Second Court Date, each shareholder of Parent set forth on Schedule 1 (other than the holders of equity securities of the Company prior to the Closing) shall have delivered, or cause to be delivered, to SPAC a copy of the Registration Rights Agreement, duly executed by all such parties.

(f) Lock-up Agreement. Prior to 8:00am (in Victoria, Australia) on the Second Court Date, each shareholder of Parent set forth on Schedule 2 (other than the holders of equity securities of the Company prior to the Closing) shall have delivered, or cause to be delivered, to SPAC a copy of the Lock-up Agreement, duly executed by all such parties.

(g) Voting Agreement. Prior to 8:00am (in Victoria, Australia) on the Second Court Date, each shareholder of Parent set forth on Schedule 3 (other than the holders of equity securities of the Company prior to the Closing) shall have delivered, or cause to be delivered, to SPAC a copy of the Voting Agreement, duly executed by all such parties.

(h) Parent Shareholder Approval. Prior to 8:00 am (in Victoria, Australia) on the Second Court Date, the shareholder of Parent have adopted and approved this Agreement and the Merger and the other transactions contemplated by this Agreement.

(i) Merger Sub Stockholder Approval. Prior to 8:00 am (in Victoria, Australia) on the Second Court Date, the stockholder of Merger Sub has adopted and approved this Agreement and the Merger and the other transactions contemplated by this Agreement.

SECTION 8.04. Frustration of Closing Conditions. None of the Company, SPAC, Parent, or Merger Sub may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Merger on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01. Termination. This Agreement may be validly terminated, and the Transactions may be abandoned at any time prior to the 8:00am (in Victoria, Australia) on the Second Court Date, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of SPAC, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by either SPAC or the Company:

(i) if the Effective Date shall not have occurred prior to the End Date; provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any Party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the End Date;

(ii) Sections 14.1(b), 14.1(c), 14.1(d), 14.1(e), 14.1(f), 14.1(g) and 14.1(i) of the SID are incorporated herein by reference, with the Party entitled to terminate the SID therein being entitled to terminate this Agreement; or

(iii) if SPAC fails to obtain the Lionheart Shareholder Approval at the Lionheart Shareholder Meeting (as such terms are defined in the SID).

(c) if the SID has been terminated in accordance with its terms;

(d) by SPAC if the Company, Parent or Merger Sub shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement such that the condition set forth in Section 8.02(c) would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and SPAC is not then in material breach of their representations, warranties, covenants or agreements in this Agreement or the SID that would cause any condition to Closing contained herein or therein not to be satisfied; provided further that, if such Terminating Company Breach is curable by the Company, Parent or Merger Sub, SPAC may not terminate this Agreement under this Section 9.01(d) for so long as the Company, Parent or Merger Sub continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by SPAC to the Company and the End Date; or

(e) by the Company if SPAC shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.03(b)would not be satisfied (“Terminating SPAC Breach”); provided that the Company has not waived such Terminating SPAC Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement or the SID that would cause any condition to Closing contained herein or therein not to be satisfied; provided further that, if such Terminating SPAC Breach is curable by SPAC, the Company may not terminate this Agreement under this Section 9.01(e) for so long as SPAC continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by the Company to SPAC and the End Date.

SECTION 9.02. Effect of Termination. Subject to Section 14.2 of the SID, in the event of the valid termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party, except as set forth in Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful and material breach of this Agreement by a Party or in the case of fraud.

SECTION 9.03. Expenses. Except as set forth in this Section 9.03 or as otherwise set forth in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, provided, SPAC shall be solely responsible for all (i) SEC and other U.S. regulatory filing or approval fees incurred in connection with the Transactions, including filings fees related to the Parent Registration Statement / Proxy Statement and (ii) filing fees and other approval fees or costs from the Nasdaq Capital Market in connection with the Transactions; provided, further that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all unpaid Company Transaction Expenses and SPAC shall pay, or cause to be paid, all unpaid Outstanding SPAC Transaction Expenses and (b) if the Closing occurs, then all unpaid Company Transaction Expenses and all unpaid Outstanding SPAC Transaction Expenses shall be paid in accordance with Section 2.05.

SECTION 9.04. Amendment. This Agreement may be amended in writing by the Parties at any time prior to the Closing (notwithstanding any stockholder approval); provided, however, that after approval of the Merger by the SPAC stockholders or Merger Sub’s stockholder, no amendment shall be made which, pursuant to applicable Law, requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

SECTION 9.05. Waiver. At any time prior to the Closing, (a) SPAC may (i) extend the time for the performance of any obligation or other act of the Company, Parent or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of the Company, Parent or Merger Sub contained herein or in any document delivered by the Company, Parent or Merger Sub pursuant hereto and (iii) waive compliance with any agreement of the Company, Parent or Merger Sub or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of SPAC, (ii) waive any inaccuracy in the representations and warranties of SPAC, contained herein or in any document delivered by SPAC pursuant hereto and (iii) waive compliance with any agreement of SPAC or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that each Party may otherwise have at law or in equity.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email (receipt confirmed by a non-automated response) or by registered or certified mail or overnight carrier (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.01):

if to SPAC: 4218 NE 2nd Avenue Miami, Florida 33137 Attn: General Counsel Email: notices@lheartcapital.com with copies (which shall not constitute notice) to:

DLA Piper LLP (US)

2525 East Camelback Road

Esplanade II Suite 1000

Phoenix, AZ 85016

Attention: Steven D. Pidgeon

Email: steven.pidgeon@us.dlapiper.com

and

DLA Piper LLP (US)

200 South Biscayne Boulevard, Suite 2500

Miami, FL 33131

Attention: Joshua M. Samek, Esq.

Email: Joshua.Samek@us.dlapiper.com

if to the Company, Parent or Merger Sub: c/- K&L Gates LLP Level 25, 525 Collins Street Melbourne, Victoria 3000 Attention: Haggai Alon, CEO Email: info@securitymattersltd.com with copies (which shall not constitute notice) to:

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Attention: Robert S. Matlin and Jonathan M. Barron

Email: robert.matlin@klgates.com and jonathan.barron@klgates.com

and

K&L Gates LLP

L25, 525 Collins Street

Melbourne, Victoria 3000

Attention: Harry Kingsley

Email: harry.kingsley@klgates.com

SECTION 10.02. Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

SECTION 10.03. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04. Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. No Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of the rights hereunder (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties.

SECTION 10.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.04 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

SECTION 10.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State with the exception of (and to the extent mandatorily required) any provisions relating to the shares issuances and governance and administration of Parent, which shall be governed as to their validity, interpretation and performance by the laws of Ireland and provisions relating to the SMX Scheme Acquisition and governance and administration of the Company that are required to be governed by the laws of Australia. Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if (and only if) the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Litigation Division) or, if (and only if) the Superior Court of the

State of Delaware (Complex Commercial Litigation Division) declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware, and any appellate courts therefrom (collectively, the “Chosen Courts”). Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Court as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any Chosen Court or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. In the event any provision of any Ancillary Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

SECTION 10.07. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.07.

SECTION 10.08. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09. Counterparts. This Agreement and each other document executed in connection with the transactions contemplated hereby may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery by email to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the aforementioned requirements.

SECTION 10.10. Specific Performance.

(a) The Parties agree that irreparable damage would occur if any provision of this Agreement, were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Transactions) without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary in this Agreement, if prior to the End Date any Party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the End Date shall be automatically extended by: (i) the amount of time during which such Action is pending plus twenty (20) Business Days; or (ii) such other time period established by the court presiding over such Action.

SECTION 10.11. No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Agreements, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Agreements (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Agreements ), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties to this Agreement or the applicable Ancillary Agreement (the “Contracting Parties”) except as set forth in this Section 10.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, financing source, attorney or representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, financing source, attorney or representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the Ancillary Agreements or for any claim based on, in respect of, or by reason of this Agreement or the Ancillary Agreements or their negotiation, execution, performance, or breach, except with respect to willful misconduct or fraud against the Person who committed such willful misconduct or fraud, and, to the maximum extent permitted by applicable Law; and each Party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 10.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Ancillary Agreements or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing, except with respect to willful misconduct or fraud against the Person who committed such willful misconduct or fraud, and, to the maximum extent permitted by applicable Law.

[Signature Page Follows.]

IN WITNESS WHEREOF, SPAC, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LIONHEART III CORP

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman, President and Chief
Executive Officer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, SPAC, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SECURITY MATTERS LIMITED

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

EMPATAN PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Director

ARYEH MERGER SUB, INC.

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	President

[Signature Page to Business Combination Agreement]

Exhibit A

Form of SID

Exhibit B

Form of Amended and Restated Registration Rights Agreement

Exhibit C

Form of Lock-up Agreement

Exhibit D

Form of Voting Agreement

Exhibit E

Form of SPAC Amended and Restated Certificate of Incorporation

Exhibit F

Form of SPAC Amended and Restated Bylaws

Exhibit G

Form of Memorandum and Articles of Association

Exhibit H

Form of Incentive Equity Plan

Schedule 1

Registration Rights Agreement Signatories

1. Lionheart Equities, LLC

2. Ophir Sternberg

3. Paul Rapisarda

4. Faquiry Diaz Cala

5. James Anderson

6. Thomas Byrne

7. Thomas Hawkins

8. Roger Meltzer

9. Haggai Alon*

*	including any Parent Ordinary Shares owned beneficially through an entity.

Schedule 2

Lock-up Agreement Signatories

10. Lionheart Equities, LLC

11. Ophir Sternberg

12. Paul Rapisarda

13. Faquiry Diaz Cala

14. James Anderson

15. Thomas Byrne

16. Thomas Hawkins

17. Roger Meltzer

18. Haggai Alon*

*	including any Parent Ordinary Shares owned beneficially through an entity.

Schedule 3

Voting Agreement Signatories

(1) Haggai Alon; (2) Ophir Sternberg and (3) Faquiry Diaz Cala and any entity controlled directly or indirectly by any of the forgoing to the extent the individual has a pecuniary interest in the Parent Ordinary Shares held by said entity. Lionheart Equities, LLC shall be a party solely with respect to the Parent Ordinary Shares held by any of the foregoing if and only if such Parent Ordinary Shares are not contemplated to be distributed to such Persons in connection with the Closing.

Exhibit 2.2

Scheme Implementation Deed

Lionheart III Corp (“Lionheart”)

and

Empatan PLC (“Parent”)

and

Security Matters Limited (“SMX”)

ACN 626 192 998

K&L Gates

Melbourne office

Ref: SMX

Table of Contents

1.	Definitions and interpretation	1

1.1	Definitions	1
1.2	General interpretation	24

2.	Agreement to propose and implement Scheme and Option Scheme	25

2.1	SMX to propose Scheme and Option Scheme	25
2.2	Acquirer	25
2.3	Agreement to implement Scheme	25

3.	Conditions Precedent	26

3.1	Conditions Precedent to Scheme	26
3.2	Conditions to Option Scheme	32
3.3	Reasonable Best Efforts	33
3.4	Regulatory matters	33
3.5	Lionheart Shareholder Approval	35
3.6	Waiver of Conditions Precedent	37
3.7	Notices in relation to Conditions Precedent	38
3.8	Consultation on failure of Condition Precedent	38
3.9	Failure to agree	38
3.10	Scheme voted down because of the Headcount Test	39

4.	Outline	39

4.1	Capital Reduction and Scheme	39
4.2	Scheme Consideration	39
4.3	Provision of Scheme Consideration	40
4.4	Fractional elements	40
4.5	Ineligible Foreign Holders	40
4.6	Parent Shares to rank equally	41
4.7	Options	41
4.8	SMX Convertible Notes	42
4.9	United States Tax Treatment	42
4.10	No amendment to the Scheme without consent	44

5.	Option Scheme Structure	44

5.1	Option Scheme	44
5.2	Option Scheme Consideration	45
5.3	Ineligible Foreign Holder	45
5.4	Fractional elements	45
5.5	Parent Shares to rank equally	45
5.6	No amendment to Option Scheme without consent	45

6.	Implementation	46

6.1	General obligations	46
6.2	SMX’s obligations	46
6.3	Lionheart’s obligations	51
6.4	Parent’s obligations	53
6.5	Scheme Booklet responsibility statement	53
6.6	Disagreement on content of Scheme Booklet etc.	54
6.7	Verification	54
6.8	Conduct of Court proceeding	54

6.9	Appeal process	54
6.10	No partnership or joint venture	54

7.	Board recommendation	55

7.1	SMX Board recommendation	55
7.2	Lionheart Board recommendation	55
7.3	Withdrawal or change of recommendation	55

8.	Directors and employees	56

8.1	Appointment/retirement of SMX directors	56
8.2	Directors’ and officers’ insurance	56
8.3	Period of undertaking	57
8.4	Release of SMX Indemnified Parties	57
8.5	Benefit of undertaking for SMX Group	57
8.6	Release of Lionheart Indemnified Parties	57
8.7	Benefit of undertaking for Lionheart Group	57

9.	Conduct of business	58

9.1	Overview	58
9.2	Specific obligations	58
9.3	Prohibited actions	58
9.4	Exceptions to SMX conduct of business provisions	62
9.5	Lionheart conduct of business	62
9.6	Parent conduct of business	63
9.7	Access to people and SMX Information	64

10.	Exclusivity	65

10.1	No existing discussions	65

10.2	No-shop	66
10.3	No-talk	66
10.4	Due diligence information	67
10.5	Exceptions	67
10.6	Further exceptions	68
10.7	Notice of unsolicited approach	68
10.8	Matching right	69
10.9	Legal advice	70

11.	Lionheart Break Fee	71

11.1	Acknowledgement and agreement	71
11.1	SMX acknowledgement	71
11.3	Circumstances where Lionheart Break Fee payable	71
11.4	Lionheart Break fee not payable	73
11.5	Payment of Lionheart Break Fee	73
11.6	Amendments to Lionheart Break Fee Arrangements	74

12.	SMX Break Fee	75

12.1	Acknowledgement and agreement	75
12.2	Lionheart acknowledgement	75
12.3	Circumstances where SMX Break Fee payable	76
12.4	SMX Break Fee not payable	77
12.5	Payment of SMX Break Fee	77

13.	Representations and warranties	77

13.1	SMX’s representations and warranties	77
13.2	SMX’s indemnity	97
13.3	Lionheart’s representations and warranties	97
13.4	Parent’s representations and warranties	108
13.5	Lionheart’s indemnity	109

14.	Termination	109

14.1	Termination events	109
14.2	Effect of Termination	111
14.3	Damages	111
14.4	Payment of Lionheart Break Fee	111

15.	Public announcements	111

15.1	Public announcement of Scheme	111
15.2	Required disclosure	111
15.3	Other announcements	111

16.	Confidential Information	112

16.1	Disclosure of Confidential Information	112

17.	Notices and other communications	112

17.1	Form	112
17.2	Delivery	112
17.3	When effective	113
17.4	When taken to be received	113
17.5	Receipt outside business hours	113

18.	GST	113

18.1	Definitions and interpretation	113
18.2	GST exclusive	113
18.3	Payment of GST	113
18.4	Adjustment events	114
18.5	Reimbursements	114

19.	Costs	114

19.1	Costs	114
19.2	Stamp duty and registration fees	114

20.	General	115

20.1	Variation and waiver	115
20.2	Consents, approvals or waivers	115
20.3	Discretion in exercising rights	115
20.4	Partial exercising of rights	115
20.5	Conflict of interest	115
20.6	Remedies cumulative	115
20.7	Indemnities and reimbursement obligations	115
20.8	Inconsistent law	115
20.9	Supervening law	116
20.10	Counterparts	116
20.11	Entire agreement	116
20.12	Further steps	116

20.13	No liability for loss	116
20.14	Severability	117
20.15	Rules of construction	117
20.16	Assignment	117
20.17	Specific Performance	117
20.18	Enforceability	117
20.19	No representation or reliance	117

21.	Governing law	118

21.1	Governing law and jurisdiction	118
21.2	Serving documents	118

Schedule 1 - Timetable (clause 6.1)		120

Scheme Implementation Deed

Date	26 July 2022

Parties

1.	Lionheart III Corp a Delaware Corporation of 4218 NE 2nd Avenue, Miami, FL 33137 (Lionheart)

2.

Empatan PLC a public limited company incorporated in Ireland with registered number 722009 and a registered address at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6 (Parent)

3.	Security Matters Limited ACN 626 192 998 of Level 25, 525 Collins Street, Melbourne, Victoria 3000, Australia

Recitals

A.

SMX proposes to effect a redomiciliation by scheme of arrangement under Part 5.1 of the Corporations Act which would change the jurisdiction of the holding company of the SMX Group from Australia to Ireland and result in a listing on the NASDAQ.

B.

Lionheart, Parent and SMX have agreed that the Scheme will involve SMX undertaking a reduction of capital under which all SMX Shares will be cancelled in consideration for the issue by Parent of Parent Shares.

C.	At the request of Lionheart and Parent, SMX intends to propose the Capital Reduction, the Scheme and the Option Scheme.

D.	SMX, Lionheart and Parent have agreed to implement the Capital Reduction, the Scheme and Option Scheme on the terms and conditions of this document.

E.	As a result of the Capital Reduction and Schemes, SMX will become a wholly-owned subsidiary of Parent.

General terms

1.	Definitions and interpretation

1.1	Definitions

Unless the contrary intention appears, these meanings apply:

Accounting Standards means:

(a)	the requirements of the Corporations Act relevant to the preparation and contents of financial reports; and

(b)	the accounting standards approved under the Corporations Act, being the Australian Accounting Standards and any authoritative interpretation issued by the Australian Accounting Standards Board.

ASIC means the Australian Securities & Investments Commission.

Associate has the meaning set out in section 12 of the Corporations Act, as if section 12(1) of the Corporations Act included a reference to this document.

ASX means ASX Limited ACN 008 624 691 or the market operated by it, as the context requires.

ATO means Australian Taxation Office.

Authorised Officer means a director, officer or secretary of a party or any other person nominated by a party to act as an Authorised Officer for the purposes of this document.

BCA means the Business Combination Agreement, executed as of the date hereof, by and among the parties hereto and the other parties thereto.

Business Day means a business day as defined in the Listing Rules; provided that such day is neither:

(a)	a day on which the banks in Melbourne, Victoria, Australia, are authorised or required to close; nor

(b)	a day on which the banks in Delaware, United States of America, are authorised or required to close; nor

(c)	a day on which the banks in Dublin, Ireland, are authorised or required to close.

Capital Reduction means the equal reduction of capital under section 256B of the Corporations Act pursuant to which all SMX Shares are to be cancelled in accordance with the terms of the Capital Reduction Resolution.

Capital Reduction Resolution means the resolution of SMX Shareholders to approve the Capital Reduction in the form approved by Lionheart in writing.

Cancellation Consideration has the meaning given in the Option Scheme.

Cashless Exercise has the meaning given in the Option Scheme.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Clear Pty Limited ACN 001 314 503 and ASX Settlement Pty Limited ACN 008 504 532.

Code means the Internal Revenue Code of 1986, as amended.

Conditions Precedent means the conditions precedent set out in clause 3.1 in respect of the Scheme and the Option Scheme Conditions in respect of the Option Scheme.

Confidential Information means Lionheart Confidential Information or SMX Confidential Information.

Confidentiality Agreement means the Mutual Confidentiality and Nondisclosure Agreement between the parties dated 9 December 2021 (as amended).

Controller or Control has the meaning it has in the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Costs includes costs, charges and expenses, including those incurred in connection with advisers and any legal costs on a full indemnity basis.

Court means the Supreme Court of Victoria, or another court of competent jurisdiction under the Corporations Act agreed by the parties.

COVID-19 means SARS-CoV-2 or COVID-19, and any evolutions, variation, derivative or mutations thereof (including any subsequent waves or outbreaks thereof).

COVID-19 Measures means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, travel restriction, vaccination program, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Authority of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention, the Australian Government Department of Health and the World Health Organization in connection with or in response to COVID-19.

Data Protection Laws means all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law), including, without limitation:

(a)	in Australia, the Privacy Act 1988 (Cth) (“Privacy Act”);

(b)	in Europe, the General Data Protection Regulation (EU) 2016/679 (“GDPR”); and

(c)	any privacy and/or data protection legislation in any relevant jurisdiction.

Deed Poll means a deed poll in respect of the Scheme substantially in the form of Annexure 3 to this document or in such other form as Lionheart and SMX agree in writing.

Delaware General Corporation Law means the General Corporation Law of the State of Delaware.

Disclosed means fully and fairly disclosed, with sufficient detail and context as to enable a sophisticated investor entering into a transaction of the nature contemplated by this document to understand the nature, scope and financial significance of the relevant matter, event or circumstance:

(a)	in the case of SMX:

(i)	in the SMX Disclosure Letter; or

(ii)	in any announcement made by SMX on ASX prior to the date of this document (other than any forward looking, projected or hypothetical information); and

(b)	in the case of Lionheart:

(i)	in the Lionheart Disclosure Letter; or

(ii)

in any statement, prospectus, report, schedule or another form filed with or furnished to the SEC by Lionheart pursuant to the Securities Act or the Exchange Act prior to the date of this document (other than any forward looking, projected or hypothetical information).

Duty means any stamp, transaction or registration duty or similar charge which is imposed by any Governmental Authority and includes any associated interest, penalty, charge or other amount which is imposed.

Effective, when used in relation to the Scheme or the Option Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme or the Option Scheme (as relevant), but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Scheme or the Option Scheme (as applicable) becomes Effective.

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power or title retention or flawed deposit arrangement, “security interest” as defined in sections 12(1) or 12(2) of the PPSA, right of first refusal, pre-emptive right, any similar restriction, or any agreement to create any of them or allow them to exist.

End Date means 8 May 2023 or such later date agreed in writing by Lionheart and SMX.

ESOP Options means an option granted under by a member of the SMX Group under an SMX Employee Plan to acquire an SMX Share subject to the terms of the applicable SMX Employee Plan and the terms of grant.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

Exchange Act means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

Excluded SMX Option means an SMX Option that Lionheart and SMX agree should not be subject to the Option Scheme.

Excluded SMX Optionholder has the meaning given to Excluded Optionholder in the Option Scheme.

Exclusivity Period means the period from and including the date of this document to the earlier of:

(a)	the Implementation Date of the Scheme; and

(b)	the date of termination of this document in accordance with its terms.

Executive Employment Agreements has the meaning ascribed to such term in the BCA.

First Court Date means the first day on which an application made to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meeting and the Option Scheme Meeting is heard.

GAAP means United States generally accepted accounting principles.

General Meeting means the general meeting of SMX Shareholders to approve the Capital Reduction in accordance with section 256C(1) of the Corporations Act.

Governmental Authority means whether domestic or foreign:

(a)

any supranational, national, federal, state, territory, county, municipal, local, or provincial government or any minister, person or entity exercising executive, legislative, judicial, arbitral, regulatory, taxing, or administrative functions of or pertaining to government;

(b)	any public international governmental organisation;

(c)

any agency, division, bureau, department, committee, or other political subdivision of any government, entity or organisation described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices); or

(d)	quasi-governmental, self-regulatory agency, commission or authority, including any national securities exchange or national quotation system,

and includes ASX, ACCC, ASIC, the Takeovers Panel, FIRB, the Australian Taxation Office, Department of Justice, US Federal Trade Commission, NASDAQ and any state or territory revenue offices.

GST has the meaning given in the GST Act or value added tax as defined under any GST Law or imposed by any Governmental Authority.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GST Law means any law relating to GST.

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the resolution to approve the Scheme at the Scheme Meeting is passed by a majority in number of SMX Shareholders present and voting, either in person, by direct vote or by proxy.

Implementation Date means the 5th Business Day following the Record Date or such other date after the Record Date as SMX and Lionheart agree in writing.

Incoming Directors means the directors of SMX to be mutually agreed among Lionheart and SMX and to be appointed on the Implementation Date.

Indebtedness of any person means, without duplication:

(a)

the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations or liabilities (including any prepayment premiums, penalties, make-whole payments, termination fees, reimbursement obligations, breakage costs and other fees and expenses that are payable upon repayment of such obligations) of such person arising under, consisting of, pursuant to, or in respect of:

(i)	indebtedness for borrowed money or indebtedness evidenced by notes, bonds, debentures or other debt securities;

(ii)

the deferred purchase price of property or services (including any earn out obligations whether or not contingent and regardless of when due) (but excluding trade payables, accrued expenses and current accounts, in each case, incurred and paid in the ordinary course of business);

(iii)	any letter of credit, bank guarantee, bankers’ acceptance or other similar instrument, in each case, to the extent drawn, issued for the account of such person;

(iv)

any hedging agreement, derivative instrument or similar arrangement, including any interest rate swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements (in each case valued at their termination value as of immediately prior to the date of determination);

(v)

any transaction related to the securitization of assets (including inventory or receivables) for financing purposes to any third party, including all factoring and inventory agreements and similar agreements executed for the purpose of obtaining financing;

(vi)	any obligations in respect of dividends declared but not paid; and

(vii)	any obligations in respect of a capital or finance lease (in which case only the capitalized portion thereof shall constitute Indebtedness); and

(b)

any obligation of another person of the kind described in clause (a) for which such person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise or in respect of which such person has pledged any of its assets as collateral therefor.

Independent Expert means the independent expert approved by Lionheart and appointed by SMX under clause 6.2(c).

Independent Expert’s Report means the report from the Independent Expert for inclusion in the Scheme Booklet, including any update or supplementary report, stating whether in the Independent Expert’s opinion:

(a)	the Capital Reduction and Scheme is in the best interests of SMX Shareholders; and

(b)	the Option Scheme is in the best interests of SMX Optionholders.

Ineligible Foreign Holder means an SMX Shareholder or a SMX Optionholder:

(a)

who (as at the Record Date or the Option Scheme Record Date (as applicable)) is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands, Israel and the United States; or

(b)

whose address shown in the Register (as at the Record Date or the Option Scheme Record Date) is a place outside Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands, Israel and the United States or who is acting on behalf of such a person, unless Lionheart determines that:

(c)

it is lawful and not unduly onerous or unduly impracticable to issue that SMX Shareholder with the Parent Shares on implementation of the Scheme, or to issue the SMX Optionholder with Parent Shares on implementation of the Option Scheme (as relevant); and

(d)

it is lawful for that SMX Shareholder to participate in the Scheme or the SMX Optionholder to participate in the Option Scheme, by the law of the relevant place outside Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands Israel and the United States.

A person is Insolvent if:

(a)	it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act);

(b)	it is in liquidation, in provisional liquidation, under administration or wound up or has had a Controller appointed to any part of its property;

(c)

it is subject to any arrangement (including a deed of company arrangement or scheme of arrangement), assignment, moratorium, compromise or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this document);

(d)

an application or order has been made (and in the case of an application which is disputed by the person, it is not stayed, withdrawn or dismissed within 14 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of the things described in any of the above paragraphs;

(e)	it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand;

(f)

it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this document reasonably deduces it is so subject);

(g)	it is otherwise unable to pay its debts when they fall due; or

(h)	something having a substantially similar effect to any of the things described in the above paragraphs happens in connection with that person under the law of any jurisdiction.

Intellectual Property means:

(a)

trademarks, service marks, brand names, internet domain names, internet and social media usernames, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application;

(b)	inventions, discoveries and ideas, whether patentable or not, in any jurisdiction;

(c)

patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction;

(d)

non-public information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person;

(e)	copyright (whether future or existing) writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction;

(f)	rights of publicity, likeness rights, or other similar personality rights;

(g)	registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof;

(h)	Moral Rights; and

(i)	any similar intellectual property or proprietary rights.

Intended U.S. Tax Treatment has the meaning ascribed to Intended Tax Treatment in the BCA.

Investigating Accountant means the accounting firm to be appointed by SMX and Lionheart to prepare the Investigating Accountant’s Report.

Investigating Accountant’s Report means the report prepared by the Investigating Accountant in relation to the financial information regarding the Merged Group that is prepared from information provided by Lionheart and SMX for inclusion in the Scheme Booklet.

Legacy Performance Options means the:

(a)	5,000,000 performance options issued by SMX to Haggai Alon; and

(b)	5,000,000 performance options issued by SMX to Evarardus (Ed) Hofland,

and described under the 2018 SMX initial public offering prospectus and subject to performance milestones.

Lionheart A Shares means Lionheart’s Class A common shares, par value $0.0001 per share.

Lionheart B Shares means Lionheart’s Class B common shares, par value $0.0001 per share.

Lionheart Option Scheme Deed Poll means a deed poll in respect of the Option Scheme substantially in the form of Annexure 6 to this document or in such other form as Lionheart and SMX agree in writing

Lionheart Private Warrants has the meaning ascribed to SPAC Private Warrants in the BCA.

Lionheart Private Units has the meaning ascribed to SPAC Private Units in the BCA.

Lionheart Public Warrants has the meaning ascribed to SPAC Public Warrants in the BCA.

Lionheart Public Units has the meaning ascribed to SPAC Public Units in the BCA.

Lionheart Board means the board of directors of Lionheart.

Lionheart Break Fee means US$2,000,000 plus GST, if applicable.

Lionheart Break Fee Arrangements means the amount of the Lionheart Break Fee or the circumstances in which it is to be paid in accordance with clause 11.

Lionheart Competing Acquisition means any acquisition by any member of the Lionheart Group of a business, entity or undertaking or assets comprising a business (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization or similar transaction) or joint venture or other transaction, or a series of any of the foregoing (other than the Scheme and Option Scheme) where:

(a)	such target is material to the Merged Group (provided that, for this purpose, the Merged Group, taken as a whole, shall be deemed a consolidated group of entities the same size as the SMX Group); or

(b)	such acquisition or other transaction would likely materially delay or create substantial risk of any Regulatory Approval not being obtained.

Lionheart Competing Transaction means an offer, proposal, transaction or arrangement (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, takeover bid, scheme of arrangement, capital reduction, buy back, sale, lease or assignment of assets, sale or issue of securities, reverse takeover bid, dual listed company structure (or other synthetic merger), deed of company arrangement, debt for equity arrangement or otherwise), or a series of any of the foregoing or other transaction or arrangement (other than the Scheme, Option Scheme or other Transaction) which, if entered into or completed, would mean a person (other than Lionheart, its Related Bodies Corporate, or holders of Lionheart Shares as of the date of this document), whether alone or together with its Associates, would:

(a)

directly or indirectly acquire a Relevant Interest in or become the holder of or have a right to acquire a legal, beneficial or economic interest in, or control of, securities representing 20% or more of the total outstanding voting power of Lionheart (other than as a custodian, nominee or bare trustee); or

(b)	directly or indirectly acquire, obtain a right to acquire, or otherwise obtain an interest in (including through any license arrangement) 20% or more of the consolidated assets of the Lionheart Group.

Lionheart Confidential Information means the confidential, proprietary or non-public information furnished by Lionheart or its Representatives to SMX or its Representatives, including tangible, intangible, visual, electronic, present, or future information about Lionheart’s business, business plans, pricing, customers, strategies, trade secrets, operations, records, finances, assets, technology, algorithms, data and information that reveals the processes, designs, methodologies, technology or know how by which Lionheart’s existing or future products, services, applications and methods of operation are developed, conducted or operated, or any information which, by its nature or the circumstances surrounding its disclosure, is or could reasonably be expected to be, regarded as confidential to Lionheart, but shall not include information that:

(a)

is or becomes available to SMX or any of its Representatives on a non-confidential basis from a source (other than Lionheart or any of its Representatives) which, to SMX’s knowledge, is not prohibited from disclosing such information to SMX;

(b)	is known to SMX or any of its Representatives prior to disclosure by Lionheart or any of its Representatives;

(c)	is or has been independently developed by SMX without use of any information furnished to it by Lionheart (where SMX can prove the same in writing); or

(d)	is transmitted by Lionheart after delivery of notice by SMX that it no longer wishes to receive Lionheart Confidential Information.

Lionheart Deed Poll means a deed poll in respect of the Scheme substantially in the form of Annexure 5 to this document or in such other form as Lionheart and SMX agree in writing

Lionheart Disclosure Letter means Lionheart’s disclosure letter to SMX, dated as of the date hereof and delivered in connection with this document.

Lionheart Group means Lionheart and its Subsidiaries.

Lionheart Indemnified Parties means Lionheart, its officers and directors, its Related Bodies Corporate and the officers and directors of each of its Related Bodies Corporate.

Lionheart Information means the information regarding Lionheart provided by Lionheart to SMX in writing specifically for inclusion in (a) the Scheme Booklet, being information regarding Lionheart required to be included in the Scheme Booklet under the Corporations Act, Corporations Regulations or ASIC Regulatory Guide 60 and (b) the Lionheart Registration/Proxy Statement, and including in each case information provided by Lionheart to SMX in writing specifically for use in preparation of the Merged Group Information. Lionheart Information does not include information about the SMX Group (except to the extent it relates to any statement of Lionheart’s intention relating to the SMX Group following the Effective Date), the SMX Information or the Merged Group Information (except to the extent specifically provided in writing by Lionheart for use by SMX in preparing the Merged Group Information), the Independent Expert’s Report or the Investigating Accountant’s Report.

Lionheart Material Adverse Effect means any event, matter or circumstance which has, or would be reasonably likely to have, either individually or when aggregated with any other events, matters or circumstances, a material adverse effect on the assets and liabilities (taken as a whole), financial condition, business or results of operations of the Lionheart Group (taken as a whole) but does not include events, matters or circumstances to the extent resulting from or arising out of:

(a)	changes in general economic, industry, regulatory or political conditions, the securities or other capital markets in general or law;

(b)

any epidemic, pandemic (including COVID-19 or COVID-19 Measures), hurricane, earthquake, flood, weather conditions, calamity or other natural disaster, act of God or other force majeure event (or any worsening of or recovery from any of the foregoing);

(c)	geopolitical conditions, hostilities, civil or political unrest, any acts of war, sabotage, or terrorism (including any outbreak, escalation or worsening of any of the foregoing);

(d)	any change in taxation rates, interest rates or exchange rates;

(e)	any change in generally accepted accounting principles or the authoritative interpretation of them;

(f)

the taking of any action required under this document, the BCA, the Schemes or the transactions contemplated by them, including the Transactions (other than, to the extent not excluded by another clause of this definition, Lionheart’s compliance with its obligations pursuant to clause 9);

(g)

any change in the market price or trading volume of Lionheart Shares or the Lionheart Warrants (but this exception will not prevent the underlying cause or contributing factor of any such change, if not falling within any other exception in this definition, from being taken into account in determining whether there has been a Lionheart Material Adverse Effect);

(h)

any failure, in and of itself, by Lionheart or a member of the Lionheart Group to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (but this exception will not prevent the underlying cause or contributing factor of any such failure, if not falling within any other exception in this definition, from being taken into account in determining whether there has been a Lionheart Material Adverse Effect);

(i)

the execution, delivery or performance of this document or the BCA, or the announcement of the Schemes or the other transactions contemplated by this document or the BCA (including in the impact of any of the foregoing on the relationship of Lionheart or a member of the Lionheart Group with their respective employees, customers, creditors, suppliers or contractual counterparties), provided that this clause (i) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this document or the announcement or pendency of the Scheme or the BCA or the other transactions contemplated by this document or the BCA or with respect to the Conditions Precedent that relate to such representations or warranties;

(j)	the identity of, or any facts or circumstances relating to, SMX or any member of the SMX Group;

(k)

any actions, suits or claims arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this document, the Schemes, the BCA or the transactions contemplated by this document or the BCA; or

(l)	any action (or the failure to take any action) with the written consent or at the written request of SMX,

except, in the case of each of the foregoing clauses (a), (b), (c), (d) and (e), if the effects of such events, matters or circumstances are disproportionately adverse to the Lionheart Group as compared to the effects on other companies in the industry in which the Lionheart Group operates, and then solely to the extent of such disproportionate effect.

Lionheart Merger has the meaning ascribed to “Merger” in the BCA.

Lionheart Prescribed Event means, except to the extent contemplated by this document, the BCA, the Schemes, or any other Transaction Documents, any of the following events:

(a)

(conversion) Lionheart converts all or any of its shares into a larger or smaller number of shares, other than a conversion of Lionheart B Shares to Lionheart A Shares pursuant to the terms of Lionheart’s Certificate of Incorporation;

(b)

(reduction of share capital) Lionheart or another member of the Lionheart Group (other than a wholly owned Subsidiary of Lionheart) resolves to reduce its share capital in any way or resolves to reclassify, combine or split directly or indirectly any of its shares, other than in connection with the exercise of Redemption Rights that are required pursuant to the terms of Lionheart’s Certificate of Incorporation;

(c)

(buy-back) Lionheart or another member of the Lionheart Group (other than a wholly owned Subsidiary of Lionheart) repurchases, redeems or otherwise acquires any shares of capital stock of Lionheart, or agrees to do any of the foregoing, except (i) for acquisitions of Lionheart A shares tendered by holders of equity awards under Lionheart executive or employee share plans in the ordinary course of business as such awards are in effect on the date of this document in order to satisfy obligations to pay the exercise price or Tax withholding obligations with respect thereto, (ii) transactions solely between Lionheart and a wholly owned Subsidiary of Lionheart or wholly owned Subsidiaries of Lionheart or (iii) in connection with the exercise of Redemption Rights that are required pursuant to the terms of Lionheart’s Certificate of Incorporation;

(d)

(issuing of securities) any member of the Lionheart Group issues or agrees to issue Lionheart Shares, or other instruments convertible into Lionheart Shares other than in connection with (i) borrowing from Lionheart Equities, LLC, a Delaware limited liability company (Sponsor) pursuant to Section 9.1(b) of the SPAC Amended and Restated Certificate of Incorporation, and, to the extent required by such section, repaying such loan out of proceeds of the Trust Fund or converting all or a portion of such loan into no more than 247,500 Lionheart A Shares or Parent Shares, at Sponsor’s election in accordance the terms thereof, or (ii) a PIPE Investment;

(e)

(distribution) Lionheart makes or declares, or announces an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than in connection with (i) the exercise of Redemption Rights that are required pursuant to the terms of Lionheart’s Certificate of Incorporation, (ii) borrowing from Sponsor pursuant to Section 9.1(b) of the SPAC Amended and Restated Certificate of Incorporation, and, to the extent required by such section, repaying such loan out of proceeds of the Trust Fund or converting all or a portion of such loan into no more than 247,500 Lionheart A Shares or Parent Shares, at Sponsor’s election in accordance the terms thereof or (iii) a PIPE Investment;

(f)

(charter) Lionheart adopts a new charter or modifies or repeals its charter or a provision of it, in each case in a manner that would materially and adversely impact the rights of the SMX Shareholders or would prevent, materially delay or materially impair the ability of the parties to perform their obligations under this document or to consummate the Schemes or the Transactions;

(g)	(Lionheart Competing Acquisition) any member of the Lionheart Group undertakes or agrees to undertake a Lionheart Competing Acquisition; or

(h)	(Insolvency) Lionheart or any of its Related Bodies Corporate becomes Insolvent,

provided that a Lionheart Prescribed Event will not include any matter:

(i)	that is expressly required or permitted by this document, the Scheme, the BCA, or the other Transaction Documents;

(j)	Disclosed to SMX;

(k)	required by law, regulation, changes in generally accepted accounting principles or by an order of a court or Governmental Authority;

(l)	made at the written request of SMX; or

(m)	the undertaking of which SMX has approved in writing (which approval must not be unreasonably withheld, delayed or conditioned);

Lionheart Proposals means the approval and adoption of (1) the BCA, the Share Scheme, the Option Scheme and the Merger, (2) the issuance of the Parent Shares, Parent Founder Warrants and Parent Public Warrants, (3) the SPAC Amended and Restated Certificate of Incorporation (as defined in the BCA), and (4) any other proposals the parties deem necessary to effectuate the Share Scheme, Option Scheme, Merger, BCA or SID or other transactions contemplated by the BCA or SID .

Lionheart Proxy Statement means the proxy statement to be sent to Lionheart Shareholders for the purpose of obtaining the Lionheart Shareholder Approval.

Lionheart Registration Statement means the registration statement on Form F-4 (or another applicable form if agreed by the parties) to be filed by Parent in connection with the registration under the Securities Act of the Parent Shares to be issued in connection with the Scheme.

Lionheart Registration/Proxy Statement means the Lionheart Proxy Statement and the Lionheart Registration Statement.

Lionheart Representations and Warranties means the representations and warranties of Lionheart set out in clause 13.3.

Lionheart Shares means the Lionheart A Shares or Lionheart B Shares, as applicable.

Lionheart Shareholder means each person registered as a holder of Lionheart Shares.

Lionheart Shareholder Approval means the approval of Lionheart Shareholders referred to in clause 3.1(a) which is required under the Listing Rules of NASDAQ, Lionheart’s Certificate of Incorporation and the Delaware General Corporation Law.

Lionheart Shareholder Meeting means a special meeting of the Lionheart Shareholders to obtain the Lionheart Shareholder Approval.

Lionheart Warrants has the meaning ascribed to the “SPAC Warrants” under the BCA.

Lionheart’s Certificate of Incorporation means Lionheart’s Second Amended and Restated Certificate of Incorporation dated 3 November 2021.

Listing Rules means:

(a)	in respect of SMX, the Listing Rules of ASX and any other applicable rules of ASX modified to the extent of any express written waiver by ASX; or

(b)	in respect of Lionheart or Parent, means the listing rules of NASDAQ as the context requires.

Losses means all claims, demands, damages, losses, costs, expenses (including reasonable fees of counsel) and liabilities.

Material Contract means any agreement entered into by a member of the SMX Group (or a joint venture entity to which the SMX Group is a shareholder) (excluding any SMX Employee Plan):

(a)	which is, in the opinion of SMX management, critical to the business of the SMX Group;

(b)	which has a material strategic significance to the business of the SMX Group; including material agreements with a Key Payments Partner;

(c)	containing continuing material “earn out” milestones;

(d)	granting any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the SMX Group;

(e)

that obligates in any material respect any member of the SMX Group or that will obligate in any material respect any member of the Merged Group to conduct business with any third party on an exclusive basis or contains “most favoured nation” or similar provisions that are material in relation to the conduct of business with the relevant third party;

(f)	that is a settlement or similar agreement containing any material continuing obligations of the SMX Group;

(g)	pursuant to which any member of the SMX Group:

(i)	has granted or grants any license, covenant not to assert, release, agreement not to enforce or prosecute or other immunity to any third party under or to any material Intellectual Property; or

(ii)

is granted a license, covenant not to assert, release, agreement not to enforce or prosecute or immunity to or under any material Intellectual Property from any third party, other than, in each case, non-exclusive licenses in the ordinary course of business;

(h)	with a Related Body Corporate of SMX;

(i)	that is a material joint venture or a material profit sharing; or

(j)

containing a covenant not to compete or a covenant not to solicit clients or customers that is granted by any member of the SMX Group in favour of a third party, in each case that restricts the SMX Group in any material respects

Merged Group means Parent, the Lionheart Group and the SMX Group following implementation of the Scheme.

Merged Group Information means any information regarding the Merged Group:

(a)

contained in the Scheme Booklet (and any supplementary disclosure to SMX Shareholders and SMX Optionholders in respect of the Schemes) other than the Lionheart Information, the Independent Expert’s Report and the Investigating Accountant’s Report; and

(b)	contained in the Lionheart Registration/Proxy Statement (other than the Lionheart Information, the Independent Expert’s Report and the Investigating Accountant’s Report).

Moral Right means the right of integrity of authorship (that is, not to have a work subjected to derogatory treatment), the right of attribution of authorship of a work, and the right not to have authorship of a work falsely attributed, which rights are created by the laws of the relevant jurisdiction.

NASDAQ means the NASDAQ Exchange or any other stock exchange in the United States of America upon which the Lionheart Shares are listed.

New Employment Agremeents has the meaning ascribed to such term in the BCA.

Parent Founder Warrants has the meaning ascribed to the term “Parent Founder Warrants” in the BCA.

Parent Public Warrants has the meaning ascribed to the term “Parent Public Warrants” in the BCA.

Parent Representations and Warranties means the representations and warranties of Parent set out in clause 13.4.

Parent Shares has the meaning ascribed to the term “Parent Ordinary Shares” in the BCA.

Parent Warrants means the Parent Public Warrants and the Parent Founder Warrants.

PIPE Investment has the meaning given in clause 9.8.

officer has the meaning given to that term in section 9 of the Corporations Act.

Option Cancellation or Exercise Agreement means:

(a)

in respect of the ESOP Options: an agreement between the member of the SMX Group that granted the ESOP Option, a holder of ESOP Options and Parent under which, subject to the Scheme becoming Effective, the ESOP Options held by that holder are cancelled in consideration for the applicable Option Consideration;

(b)

in respect of the Legacy Performance Options: an agreement between SMX, the holder of Legacy Performance Options and Parent under which, subject to the Scheme becoming Effective, the Legacy Performance Options held by the holder are cancelled in consideration for the applicable Option Consideration; and

(c)

in respect of each Excluded SMX Option: an agreement SMX, the holder of the Excluded SMX Option and Parent under which, subject to the Scheme becoming Effective, the Excluding SMX Options held by the holder are exercised in consideration for the applicable Option Consideration, each in the form agreed by SMX and Lionheart prior to the date of this document.

Option Consideration means:

(a)	in respect of ESOP Options the consideration per such ESOP Option agreed by SMX and Lionheart prior to the date of this document;

(b)	in respect of the Legacy Performance Options: the consideration per Legacy Performance Option agreed by SMX and Lionheart prior to the date of this document; and

(c)	in respect of each Excluded SMX Option: the consideration per Excluded SMX Option agreed by SMX and Lionheart prior to the date of this document.

Option Exercise Shares has the meaning given in the Option Scheme;

Option Scheme means the scheme of arrangement under part 5.1 of the Corporations Act between SMX and Option Scheme Participants in respect of all the Scheme Options, substantially in the form set out Annexure 2, or in such other form as is agreed between Lionheart and SMX, together with any amendment or modification made pursuant to section 411(6) of the Corporations Act and approved by SMX and Lionheart.

Option Scheme Conditions means the conditions set out in clause 3.2 in respect of the Option Scheme.

Option Scheme Deed Poll means a deed poll in respect of the Option Scheme substantially in the form of Annexure 4 to this document or in such other form as Lionheart and SMX agree in writing.

Option Scheme Participant means an SMX Optionholder, other than an Excluded SMX Optionholder.

Option Scheme Meeting means the meeting of SMX Optionholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Option Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Option Scheme Record Date means 7.00pm on the 2nd Business Day following the Effective Date or any other date as agreed by SMX, Parent and Lionheart.

Outgoing Directors means the directors of SMX in office immediately prior to the implementation of the Scheme.

PPSA means the Personal Property Securities Act 2009 (Cth).

Post-Signing Returns has the meaning given to that term in clause 4.9.

Record Date means 7.00 pm on the date which is 2 Business Days after the Effective Date, or such other Business Day agreed by Lionheart, Parent and SMX;

Redemption Rights has the meaning ascribed to such term in the BCA.

Register means the share register of SMX and Registry has a corresponding meaning.

Regulator’s Draft means the draft of the Scheme Booklet in a form acceptable to both parties which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

Regulatory Approval means:

(a)

in respect of the Scheme, the Lionheart Merger or any other Transaction any approval of or notification to a Governmental Authority in respect of the Scheme, the Lionheart Merger or any other Transaction or any aspect of it or another applicable law, which Lionheart and SMX agree, acting reasonably, is necessary or desirable to implement the Scheme, the Lionheart Merger or any other Transaction; and

(b)

in respect of the Option Scheme, any approval or notification to a Governmental Authority in respect of the Option Scheme or any aspect of it or another applicable law, which Lionheart and SMX agree, acting reasonably, is necessary or desirable to implement the Option Scheme.

Related Body Corporate has the meaning it has in the Corporations Act.

Relevant Interest has the meaning it has in sections 608 and 609 of the Corporations Act.

Representative means, in relation to a party:

(c)	a Related Body Corporate;

(d)	a director, officer or employee of the party or any of the party’s Related Bodies Corporate; or

(e)

an adviser (whether legal, financial or other expert adviser) or consultant to the party or any of the party’s Related Bodies Corporate (for the avoidance of doubt, not including the Independent Expert).

Scheme means the scheme of arrangement under part 5.1 of the Corporations Act substantially in the form set out Annexure 1, or in such other form as is agreed between Lionheart and SMX, together with any amendment or modification made pursuant to section 411(6) of the Corporations Act and approved in writing by Lionheart, Parent and SMX.

Schemes means the Scheme and the Option Scheme.

Scheme Booklet means, in respect of the Schemes, the information booklet to be approved by the Court and despatched to SMX Shareholders and SMX Optionholders which includes the Schemes, an explanatory statement complying with the requirements of the Corporations Act, the Independent Expert’s Report, the Investigating Accountant’s Report and notices of meeting and proxy forms.

Scheme Consideration means the consideration to be provided to each Scheme Participant for the cancellation of each Scheme Share, being subject to clause 4.4 and 4.5, as determined in accordance with clause 4.2;

Scheme Meeting means the meeting to be convened by the Court under section 411(1) of the Corporations Act at which SMX Shareholders will vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Option means an SMX Option on issue at the Option Scheme Record Date which is held by an Option Scheme Participant.

Scheme Participant means each person who is an SMX Shareholder at the Record Date, other than Parent.

Scheme Participant Declaration means a declaration in accordance with the requirements of section 14-225 of Schedule 1 of the Taxation Administration Act 1953 (Cth) that covers, at least, the date of this deed and the Implementation Date.

Scheme Share means an SMX Share held by a Scheme Participant at the Record Date.

SEC means the United States Securities and Exchange Commission.

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme and/or Option Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

Share Splitting means the splitting by an SMX Shareholder of SMX Shares into two or more parcels of SMX Shares but which does not result in any change in beneficial ownership of the SMX Shares.

SMX Board means the board of directors of SMX.

SMX Break Fee means US$2,000,000 plus GST, if applicable.

SMX Break Fee Arrangements means the amount of the SMX Break Fee or the circumstances in which it is to be paid in accordance with clause 12.

SMX Competing Transaction means an offer, proposal, transaction or arrangement (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, takeover bid, scheme of arrangement, capital reduction, buy back, sale, lease or assignment of assets, sale or issue of securities, reverse takeover bid, dual listed company structure (or other synthetic merger), deed of company arrangement, debt for equity arrangement or otherwise), or a series of any of the foregoing or other transaction or arrangement (other than the Scheme, the Option Scheme or other Transaction), which, if entered into or completed, would mean:

(a)	a person (other than Lionheart or its Related Bodies Corporate), whether alone or together with its Associates, would:

(i)

directly or indirectly acquire a Relevant Interest in or become the holder of or have a right to acquire a legal, beneficial or economic interest in, or control of, 20% or more of the SMX Shares (other than as custodian, nominee or bare trustee) or Voting Power of 20% or more in SMX;

(ii)	acquire control of SMX, within the meaning of section 50AA of the Corporations Act; or

(iii)	directly or indirectly acquire, obtain a right to acquire, or otherwise obtain an interest in (including through any license arrangement) 20% or more of the consolidated assets of the SMX Group; or

(iv)	be stapled with or merge with SMX; or

(b)	Lionheart would be required to abandon, or otherwise fail to proceed with, the Schemes or any other Transaction.

SMX Confidential Information means the confidential, proprietary or non-public information furnished by SMX or its Representatives to Lionheart or its Representatives, including tangible, intangible, visual, electronic, present, or future information about SMX’s business, business plans, pricing, customers, strategies, trade secrets, operations, records, finances, assets, technology, algorithms, data and information that reveals the processes, designs, methodologies, technology or know how by which SMX’s existing or future products, services, applications and methods of operation are developed, conducted or operated, or any information which, by its nature or the circumstances surrounding its disclosure, is or could reasonably be expected to be, regarded as confidential to SMX, but shall not include information that:

(a)

is or becomes available to Lionheart or any of its Representatives on a non-confidential basis from a source (other than SMX or any of its Representatives) which, to Lionheart’s knowledge, is not prohibited from disclosing such information to Lionheart;

(b)	is known to Lionheart or any of its Representatives prior to disclosure by SMX or any of its Representatives;

(c)	is or has been independently developed by Lionheart without use of any information furnished to it by SMX (where Lionheart can prove the same in writing); or

(d)	is transmitted by SMX after delivery of notice by Lionheart that it no longer wishes to receive SMX Confidential Information.

SMX Constitution means the constitution of SMX.

SMX Convertible Notes means the A$828,240 convertible notes issued by SMX in May 2022.

SMX Convertible Note Amendment Agreement means an agreement between SMX and each holder of SMX Convertible Notes on terms agreed by SMX and Lionheart prior to the date of this document.

SMX Data Room means the information provided by SMX in the data room for the purposes of Lionheart Group, on or before 25 July 2022.

SMX Disclosure Letter means SMX’s disclosure letter to Lionheart, dated as of the date hereof and delivered in connection with this document.

SMX Employee Plans means the SMX 2018 Share Option Plan and the SMX Israel Global Share Incentive Plan (2016), on the terms set out in Data Room Section I.

SMX Group means SMX and its Subsidiaries.

SMX Group Intellectual Property means any Intellectual Property which has been developed by, for or on behalf of a member of SMX Group or which is otherwise owned by a member of SMX Group.

SMX Indemnified Parties means SMX, its directors and officers and its Related Bodies Corporate and the directors and officers of each of its Related Bodies Corporate.

SMX Information means:

(a)

all information contained in the Scheme Booklet (and any supplementary disclosure to SMX Shareholders and SMX Optionholders in respect of the Schemes) other than the Lionheart Information, the Independent Expert’s Report and the Investigating Accountant’s Report, and

(b)

all information relating to SMX Group and the Merged Group (excluding any Lionheart Information contained in or used in the preparation of the Merged Group Information) contained in the Lionheart Registration/Proxy Statement and specifically provided by SMX to Lionheart in writing for inclusion in the Lionheart Registration/Proxy Statement.

SMX Israel means SMX Security Matters Ltd. (Israel Corporate Number 515125771).

SMX Material Adverse Effect means any event, matter or circumstance which has, or would be reasonably likely to have, either individually or when aggregated with any other events, matters or circumstances, a material adverse effect on the assets and liabilities (taken as a whole), financial condition, business or results of operations of the SMX Group (taken as a whole) but does not include events, matters or circumstances to the extent resulting from or arising out of:

(a)	changes in general economic, industry, regulatory or political conditions, the securities or other capital markets in general or law;

(b)

any epidemic, pandemic (including COVID-19 or COVID-19 Measures), hurricane, earthquake, flood, weather conditions, calamity or other natural disaster, act of God or other force majeure event (or any worsening of or recovery from any of the foregoing);

(c)	geopolitical conditions, hostilities, civil or political unrest, any acts of war, sabotage, or terrorism (including any outbreak, escalation or worsening of any of the foregoing);

(d)	any change in taxation rates, interest rates or exchange rates;

(e)	any change in generally accepted accounting principles or the authoritative interpretation of them;

(f)

the taking of any action required under this document, the BCA, the Schemes or the transactions contemplated by them, including the Transactions (other than, to the extent not excluded by another clause of this definition, SMX’s compliance with its obligations pursuant to clause 9);

(g)

any change in the market price or trading volume of SMX Shares (but this exception will not prevent the underlying cause or contributing factor of any such change, if not falling within any other exception in this definition, from being taken into account in determining whether there has been an SMX Material Adverse Effect);

(h)

any failure, in and of itself, by SMX or a member of the SMX Group to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (but this exception will not prevent the underlying cause or contributing factor of any such failure, if not falling within any other exception in this definition, from being taken into account in determining whether there has been an SMX Material Adverse Effect);

(i)

the execution, delivery or performance of this document or the BCA, or the announcement of the Schemes or the other transactions contemplated by this document or the BCA (including the impact of any of the foregoing on the relationship of SMX or a member of the SMX Group with their respective employees, customers, creditors, suppliers or contractual counterparties), provided that this clause (i) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this document or the announcement of the Schemes or the other transactions contemplated by this document or the BCA or with respect to the Conditions Precedent that relate to such representations or warranties;

(j)	the identity of, or any facts or circumstances relating to, Lionheart or any member of the Lionheart Group;

(k)

actions, suits or claims arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this document, the Schemes or the BCA or the transactions contemplated by this document or the BCA; or

(l)	any action (or the failure to take any action) with the written consent or at the written request of Lionheart,

except, in the case of each of the foregoing clauses (a), (b), (c), (d) and (e), if the effects of such events, matters or circumstances are disproportionately adverse to the SMX Group as compared to the effects on other companies in the industry in which the SMX Group operates, and then solely to the extent of such disproportionate effect.

SMX Optionholder has the meaning given in the Option Scheme.

SMX Options means all of the unlisted options issued by SMX (being 39,607,007 SMX Options as at the date of this deed), but excluding the ESOP Options and the Legacy Performance Options.

SMX Prescribed Event means, except to the extent contemplated by this document, the BCA, the Schemes, or any other Transaction Document, any of the following events:

(a)	(conversion) SMX converts all or any of its shares into a larger or smaller number of shares;

(b)

(reduction of share capital) SMX or another member of the SMX Group (other than a wholly owned Subsidiary of SMX) resolves to reduce its share capital in any way or resolves to reclassify, combine, split or redeem or repurchase directly or indirectly any of its shares;

(c)	(buy-back) SMX or another member of the SMX Group (other than a wholly owned Subsidiary of SMX):

(i)	repurchases, redeems or otherwise acquires any shares of capital stock of SMX, or agrees to do any of the foregoing;

(ii)	enters into a buy-back agreement; or

(iii)	resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d)	(distribution) SMX makes or declares, or announces an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie);

(e)	(issuing or granting shares or options) any member of the SMX Group:

(i)	issues shares;

(ii)	grants an option over its shares; or

(iii)	agrees to make an issue of or grant an option over shares,

in each case to a person that is not SMX or a wholly owned Subsidiary of SMX other than an issue of SMX Shares due to the exercise of the SMX Options, ESOP Options or Legacy Performance Options on issue at the date of this deed or the conversion of the SMX Convertible Notes on issue at the date of this deed;

(f)

(securities or other instruments) any member of the SMX Group issues or agrees to issue securities or other instruments convertible into shares in each case to a person that is not SMX or a wholly owned Subsidiary of SMX;

(g)	(constitution) SMX or any non-wholly owned Subsidiary of SMX adopts a new constitution or modifies or repeals its constitution or a provision of it;

(h)	(acquisitions, disposals or tenders) any member of the SMX Group:

(i)	acquires or disposes of;

(ii)	agrees to acquire or dispose of; or

(iii)	offers, proposes, announces a bid or tenders for,

any business, entity or undertaking or assets (other than, in the case of assets, in the ordinary course of business consistent with past practice and which would not be material to the SMX Group in the aggregate);

(i)	(encumbrances) any member of the SMX Group creates, or agrees to create, any Encumbrance over or declares itself the trustee of all or a material part of the SMX Group’s business or property;

(j)

(merger) any member of the SMX Group merges or consolidates with any other person (other than a wholly owned Subsidiary of SMX) or restructures, reorganises or completely or partially liquidates or dissolves;

(k)	(Insolvency) any member of the SMX Group becomes Insolvent,

provided that an SMX Prescribed Event will not include any matter:

(l)	that is expressly required or permitted by this document, the Scheme, the BCA, or the other Transaction Documents;

(m)	Disclosed to Lionheart;

(n)	except in the case of forgoing clause (k) (Insolvency), required by law, regulation, changes in generally accepted accounting principles or by an order of a court or Governmental Authority;

(o)	made at the written request of Lionheart; or

(p)

the undertaking of which Lionheart has approved in writing (which approval will not be unreasonably withheld, delayed or conditioned, and will not be withheld if to do so would contravene competition laws).

SMX Representations and Warranties means the representations and warranties of SMX set out in clause 13.1.

SMX Share means an ordinary fully paid share in the capital of SMX.

SMX Shareholder means each person registered in the Register as a holder of a SMX Share.

SMX Superior Proposal means a genuine SMX Competing Transaction (other than an SMX Competing Transaction which has resulted from a material breach of SMX’s obligations under clause 10), which the SMX Board, acting in good faith, and after taking advice from its outside legal adviser and financial adviser, determines is:

(a)	reasonably likely of being completed on a reasonable timeline; and

(b)

of a higher financial value and more favourable to SMX Shareholders than the Scheme (as may be revised in accordance with clause 10.8, if applicable), in each case taking into account all aspects of the SMX Competing Transaction, including the terms of the SMX Competing Transaction, the price and/or value of the SMX Competing Transaction, any conditions, timing considerations and any other matters affecting the probability of the SMX Competing Transaction being completed in accordance with its terms, the identity, expertise, reputation and financial condition of the person making the proposal, and legal, regulatory and financial matters.

SPAC Merger Effective Time has the meaning ascribed to such term in the BCA.

Subscription Agreements has the meaning ascribed to such term in the BCA.

Subsidiary of an entity means another entity which:

(a)	is a subsidiary of the first entity within the meaning of the Corporations Act; and

(b)

is part of a consolidated entity constituted by the first entity and the entities it is required to include in the consolidated financial statements it prepares, or would be if the first entity was required to prepare consolidated financial statements.

Surviving Lionheart has the meaning ascribed to the term “Surviving SPAC” in the BCA.

Takeovers Panel means the Australian Takeovers Panel.

Tax means any tax, levy, charge, excise, GST, impost, rates, Duty, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any fiscal Governmental Authority and includes any interest, fine, penalty, charge, fee, expenses or other statutory charges or any other such amount imposed by any fiscal Governmental Authority on or in respect of any of the above.

Tax Act means the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth), or both as the context requires.

Tax Law means a law with respect to or imposing any Tax.

Tax Return means any computation, return or document relating to Tax including any which must be lodged with a Governmental Authority or which a taxpayer must prepare and retain under a Tax Law (such as an activity statement, amended return, schedule or election and any attachment).

Timetable means the timetable set out in Schedule 1, subject to any amendments agreed by the parties in writing.

Transactions has the meaning ascribed to such term in the BCA.

Transaction Documents means the BCA and the Ancillary Agreements (as defined in the BCA).

Transfer Tax means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item; provided, however, for the avoidance of doubt, the term Transfer Tax shall not include any income Tax or similar Tax imposed on any direct or indirect equity holder of Lionheart, Parent, or SMX.

Treasury Regulations means the United States Treasury regulations promulgated under the Code.

Trust Fund means the trust account maintained pursuant to that certain Investment Management Trust Agreement, by and between Continental Stock Transfer & Trust Company (the “Trustee”) and Lionheart, dated as of November 3, 2021 (such agreement, the “Trust Agreement”).

Voting Power has the meaning given in section 610 of the Corporations Act.

1.2	General interpretation

Headings and labels used for definitions are for convenience only and do not affect interpretation. Unless the contrary intention appears, in this document:

(a)	the singular includes the plural and vice versa;

(b)	the meaning of general words is not limited by specific examples introduced by “including”, “for example”, “such as” or similar expressions;

(c)	a reference to “person” includes an individual, a body corporate, a partnership, a joint venture, an unincorporated association and an authority or any other entity or organisation;

(d)	a reference to a particular person includes the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(e)	a reference to a time of day is a reference to the time in Melbourne, Victoria;

(f)	a reference to dollars, $ or A$ is a reference to the currency of Australia, and US$ is a reference to the currency of the United States of America;

(g)	a reference to “law” includes common law, principles of equity and legislation (including regulations);

(h)	a reference to any “legislation” includes regulations under it and any consolidations, amendments, re-enactments or replacements of the law or any of them;

(i)	a reference to “regulations” includes instruments of a legislative character under legislation (such as regulations, rules, by-laws, ordinances and proclamations); and

(j)	a reference to a group of persons is a reference to any 2 or more of them jointly and to each of them individually.

2.	Agreement to propose and implement Scheme and Option Scheme

2.1	SMX to propose Scheme and Option Scheme

SMX agrees to propose the Scheme and Option Scheme on and subject to the terms and conditions of this document.

2.2	Acquirer

The parties agree that Parent will acquire SMX under the Scheme and Parent will provide or procure the provision of the Scheme Consideration in the manner and amount contemplated by clause 4.3 and the terms of the Scheme.

2.3	Agreement to implement Scheme

The parties agree to implement the Scheme and the Option Scheme on the terms and conditions of this document.

3.	Conditions Precedent

3.1	Conditions Precedent to Scheme

Subject to this clause 3, the Scheme will not become Effective, and the obligations of Parent under clause 4.3 are not binding, until each of the following Conditions Precedent is satisfied or waived to the extent and in the manner set out in this clause 3.

Condition Precedent	Party entitled to benefit	Party responsible

(a)         (Lionheart Registration Statement and Lionheart Shareholder Approval)

By 8.00am on the Second Court Date:

(i)  The Lionheart Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order that has not been withdrawn or revoked by 8.00 am on the Second Court Date; and

(ii)  Lionheart Shareholders approve the Lionheart Proposals by the requisite majorities in accordance with the Listing Rules of NASDAQ, Lionheart’s Certificate of Incorporation, the Delaware General Corporation Law and the Lionheart Proxy Statement.

	Lionheart	Lionheart

(b)         (SMX Shareholder Approval) SMX Shareholders approve:

(i)  the Scheme by the requisite majorities under section 411(4)(a)(ii) of the Corporations Act at the Scheme Meeting; and

(ii)  the Capital Reduction by the requisite majority under the Corporations Act at the General Meeting.

	Cannot be waived	SMX

(c) (Court approval) The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.	Cannot be waived	SMX

(d)         (Regulatory Approvals) All material Regulatory Approvals which Lionheart and SMX (acting reasonably) agree are necessary or desirable to implement the Scheme and the Transactions are obtained and those approvals have not been withdrawn or revoked by 8.00am on the Second Court Date.

	All	All

(e)         (Government Intervention) As at 8.00am on the Second Court Date there is not in effect any order, temporary restraining order, preliminary or permanent injunction, decree or ruling issued by a court of competent jurisdiction or Governmental Authority, enjoining, restraining or otherwise imposing a legal restraint or prohibition preventing the Scheme or the Transactions.

	All	All

(f)         (Independent Expert) The Independent Expert issues the Independent Expert’s Report, which concludes that the Capital Reduction and Scheme is in the best interests of SMX Shareholders on or before the date on which the Scheme Booklet is registered by ASIC under the Corporations Act.

	SMX	SMX

(g) (No SMX Prescribed Event) No SMX Prescribed Event occurs between the date of this document and 8.00am on the Second Court Date.	Lionheart	SMX

(h)         (Performance of Obligations by SMX and Parent) As at 8.00am on the Second Court Date each member of the SMX Group and Parent shall have performed or complied in all material respects with the obligations, covenants, and agreements required to be performed or complied with by it under this document prior to 8.00am on the Second Court Date.

	Lionheart	SMX and Parent

(i)         (SMX Representations and Warranties and Parent Representations and Warranties)

(i)  The SMX Representations and Warranties set out in clauses 13.1(a), 13.1(b)(i), 13.1(c)(i), 13.1(e), 13.1(f), 13.1(o)(ii), 13.1(q) and 13.1(v), are true and correct (A) in the case of such representations and warranties qualified by materiality or SMX Material Adverse Effect, in all respects, and (B) in the case of such representations and warranties not so qualified, in all material respects, in each case as of the date of this document and as of 8.00am on the Second Court Date, except where expressed to be operative at another date;

(ii)  the SMX Representation and Warranty set out in clause 13.1(o)(i) is true and correct in all respects as of the date of this document;

(iii)   the SMX Representation and Warranty set out in clause 13.1(o)(iii) is true and correct in all but de minimis respects as of the date of this document;

(iv) all other SMX Representations and Warranties (disregarding all qualifications and exceptions contained therein relating to materiality or SMX Material Adverse Effect) are true and correct as of the date of this document and as of 8.00am on the Second Court Date, except where expressed to be operative at another date and except where the failure of such SMX Representations and Warranties to be true and correct has not and would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect; and

(v)   the Parent Representations and Warranties are true and correct in all material respects as at the date of this document and on each subsequent day until and including 8.00am on the Second Court Date, except where expressed to be operative at another date.

Lionheart	SMX and Parent

(j) (No Lionheart Prescribed Event) No Lionheart Prescribed Event occurs between the date of this document and 8.00am on the Second Court Date.	SMX	Lionheart

(k)         (Performance of Obligations by Lionheart) As at 8.00 am on the Second Court Date, Lionheart Group shall have performed or complied in all material respects with the obligations, covenants, and agreements required to be performed or complied with by it under this document prior to 8.00am on the Second Court Date.

	SMX	Lionheart

(l)        (Lionheart Representations and Warranties)

(vi) The Lionheart Representations and Warranties set out in clause 13.3(a), 13.3(b)(i), 13.3(c)(i), 13.3(e), 13.3(n)(ii), 13.3(o), 13.3(p), 13.3(s) are true and correct (A) in the case of such representations and warranties qualified by materiality or Lionheart Material Adverse Effect, in all respects, and (B) in the case of such representations and warranties not so qualified, in all material respects, in each case as of the date of this document and as of 8.00am on the Second Court Date, except where expressed to be operative at another date;

(vii)  the Lionheart Representations and Warranties set out in clause 13.3(n)(i) are true and correct in all respects as of the date of this document; and

(viii)  all other Lionheart Representations and Warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Lionheart Material Adverse Effect) are true and correct as of the date of this document and as of 8.00am on the Second Court Date, except where expressed to be operative at another date and except where the failure of such Lionheart Representations and Warranties to be true and correct has not and would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect.

	SMX	Lionheart

(m) (NASDAQ Quotation) Before 8.00am on the Second Court Date, the Parent Shares and the Parent Public Warrants have been approved for quotation on NASDAQ, subject only to official notice of issuance.	All	Lionheart and Parent

(n) (SMX Material Adverse Effect) No SMX Material Adverse Effect has occurred between the date of this document and 8.00am on the Second Court Date.	Lionheart	SMX

(o) (Lionheart Material Adverse Effect) No Lionheart Material Adverse Effect has occurred between the date of this document and 8.00am on the Second Court Date.	SMX	Lionheart

(p)         (Transaction Documents) (i) Each of the Transaction Documents referenced in Section [8.02(e)] of the BCA shall have been delivered to Lionheart in accordance with the terms of the BCA and (ii) each of the Transaction Documents referenced in Section [8.03(e)] of the BCA shall have been delivered to SMX in accordance with terms of the BCA.

	With respect to (i), Lionheart and with respect to (ii), SMX	All

(q)         (Parent Net Tangible Assets) At 8.00 am on the Second Court Date: (i) Lionheart and SMX shall have, collectively at least US$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and (ii) Parent shall be reasonably expected to have, immediately following the Implementation Date and assuming all eligible Lionheart Shareholders exercise Redemption Rights in full in accordance with the SPAC Certificate of Incorporation, at least US$5,000,001 of net tangible assets (as determined in accordance with 3a51-1(g)(1) of the Exchange Act).

	All	All

(r)         (Composition Agreement/SEAS) By 8.00am on the Second Court Date, Parent has entered into a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with the Depository Trust Company in respect of the Parent Shares and Parent Warrants, both of which are in full force and effect and are enforceable in accordance with their terms.

	All	All

(s)         (Foreign private issuer status) By 8.00am on the Second Court Date, Parent shall have received evidence satisfactory (being the stockholder list and an asset list to demonstrate non-US stockholders and assets) to Parent (acting reasonably) that Parent qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of 8.00am on the Second Court Date and Parent has not received any written objection to such determination.

	All	All

(t) (Option Scheme) All of the Option Scheme Conditions are satisfied or waived in accordance with the requirements of this deed, other than the Option Scheme Condition in clause 3.2(e).	Lionheart	All

(u)         (SMX securities) by 8.00 am on the Second Court Date:

(i)  SMX and Parent have complied with their obligations under clause 4.7 in relation to Legacy Performance Options, the ESOP Options and any Excluded SMX Options;

(ii)  Option Cancellation or Exercise Agreements have been duly executed and exchanged by the parties thereto and are legally binding and effective, in respect of all Legacy Performance Options, ESOP Options and Excluded SMX Options so that there are no ESOP Options, Legacy Performance Options or Excluded SMX Options which are not the subject of an Option Cancellation or Exercise Agreement;

(iii)   SMX has complied with its obligations under clause 4.8, in respect of the SMX Convertible Notes; and

	Lionheart	SMX and Parent

(iv) The SMX Convertible Note Amendment Agreement has been duly executed and exchanged by the parties thereto and is legally binding and effective, in respect of all SMX Convertible Notes, so that there are no SMX Convertible Notes which are not subject to the Convertible Note Amendment Agreement.

(v) (Executive Employment Agreements) By 8.00am on the Second Court Date, neither of the Executive Employment Agreements shall have been terminated.	Lionheart	SMX

(w) (Parent Board Approval) By 8.00am on the Second Court Date, the board of directors of the Parent has approved the issuance of the Parent Shares to be issued as Scheme Consideration.	Cannot be waived.	SMX and Parent

3.2	Conditions to Option Scheme

Subject to this clause 3, the Option Scheme will not become Effective, and the obligations of Parent under clause 5.2 are not binding, until each of the following Conditions Precedent is satisfied or waived to the extent and in the manner set out in this clause 3.

Condition Precedent	Party entitled to benefit	Party responsible

(a) (SMX Optionholder Approval) SMX Optionholders approve the Option Scheme by the requisite majorities under section 411(4)(a)(i) of the Corporations Act at the Option Scheme Meeting.	Cannot be waived	SMX

(b) (Court approval) The Court approves the Option Scheme in accordance with section 411(4)(b) of the Corporations Act.	Cannot be waived	SMX

(c)         (Regulatory Approvals) All Regulatory Approvals which Lionheart and SMX (acting reasonably) agree are necessary or desirable to implement the Option Scheme are obtained and those approvals have not been withdrawn or revoked by 8.00am on the Second Court Date.

	All	All

(d)         (Government Intervention) As at 8.00am on the Second Court Date there is not in effect any order, temporary restraining order, preliminary or permanent injunction, decree or ruling issued by a court of competent jurisdiction or Governmental Authority, enjoining, restraining or otherwise imposing a legal restraint or prohibition preventing the Option Scheme.

	All	All

(e) (Scheme) The Scheme becoming Effective.	All	All

(f) (Parent Board Approval) By 8.00am on the Second Court Date, the board of directors of the Parent has approved the issuance of the Parent Shares to be issued as Cancellation Consideration.	Cannot be waived.	SMX and Parent

3.3	Reasonable Best Efforts

Each of SMX, Parent and Lionheart agrees to use all reasonable best efforts to procure that:

(a)	each of the Conditions Precedent for which it is a party responsible (as noted in clauses 3.1 and 3.2):

(i)	is satisfied as soon as practicable after the date of this document; and

(ii)	continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and

(b)	to the extent that it is within its control or influence, there is no occurrence that would prevent the Condition Precedent for which it is a party responsible being satisfied.

3.4	Regulatory matters

(a)	Without limiting clause 3.3, each party:

(i)

(applying for Regulatory Approvals) must promptly apply for or file all relevant Regulatory Approvals for which it is the party responsible and provide the other parties with a copy of those applications or notifications (provided that any commercially sensitive information may be redacted from the copy provided);

(ii)	(assistance) agrees to provide reasonable assistance to the other parties in order to enable the other parties to obtain any Regulatory Approvals for which the other party is the party responsible;

(iii)

(Regulatory Approvals process) must take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information and documentary material at the earliest practicable time;

(iv)	(representation) has the right to be represented and make submissions at any meeting with any Governmental Authority relating to a Regulatory Approval; and

(v)

(consultation) must consult with the other parties in advance in relation to all applications and other communications (whether written or oral, and whether direct or via a Representative) with any Governmental Authority relating to any Regulatory Approval and keep the other parties fully informed of progress in relation to the obtaining of the Regulatory Approval and:

(A)	provide the other parties with drafts of any applications and other written communications to be sent to a Governmental Authority and make any amendments as the other party reasonably requires; and

(B)	provide copies of any written communications sent to or received from a Governmental Authority to the other parties promptly upon despatch or receipt (as the case may be),

in each case to the extent it is reasonable to do so.

(b)

Before providing any document or other information to the other parties (in this clause 3.4(b), the “Recipient”) pursuant to clause 3.4(a) or 9.7, a party (in this clause 3.4(b), the “Discloser”) may redact any part of that document, or not disclose any part of that information, which contains or is confidential, non-public information (“Sensitive Commercial Information”) if the Discloser reasonably believes that:

(i)	the Sensitive Commercial Information is of a commercially sensitive nature; or

(ii)	the disclosure of the Sensitive Commercial Information to the Recipient would be damaging to the commercial or legal interests of the Discloser or any of its related bodies corporate,

and may provide the document or disclose the information to the Recipient with any Sensitive Commercial Information redacted or excluded, provided that, where Sensitive Commercial Information is so redacted or excluded, the Discloser must provide the Recipient with as much detail about the relevant communication, submission or correspondence (and any other relevant circumstances) as is reasonably possible without disclosing the Sensitive Commercial Information, and provide to the Recipient’s external legal counsel a complete and unredacted version of the document or information, on the basis that the Recipient’s external legal counsel will not share any information that is marked as Sensitive Commercial Information.

3.5	Lionheart Shareholder Approval

Without limiting clause 3.3:

(a)

as soon as reasonably practicable after the date of this document, Parent shall prepare and file the preliminary Lionheart Registration/Proxy Statement with the SEC and must use reasonable best efforts to make this filing as promptly as practicable but in any event no later than 25 Businss Days of the date of this document;

(b)	subject to clause 7.2, Parent shall include in the Lionheart Proxy Statement a statement by the Lionheart Board recommending that Lionheart Shareholders vote in favour of the Lionheart Proposals;

(c)

Lionheart and SMX shall furnish all information concerning itself and its affiliates that is required to be included in the Lionheart Registration/Proxy Statement or that is requested by the other party and customarily included in proxy statements and/or registration statements prepared in connection with transactions of the type contemplated by this document, and each of Lionheart and SMX will use reasonable best efforts to ensure that none of the information supplied or to be supplied by it for inclusion in or incorporation by reference into the Lionheart Registration/Proxy Statement will, at the date the Lionheart Registration/Proxy Statement or any amendment or supplement thereto is filed with the SEC, declared effective by the SEC or the Lionheart Proxy Statement or any amendment or supplement thereto is mailed to the Lionheart Shareholders or at the time of the Lionheart Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(d)

Prior to the effectiveness of the Lionheart Registration/Proxy Statement, if requested by Lionheart, SMX will cause BDO Audit Pty Ltd, auditors to SMX, to address and deliver to Lionheart a customary comfort letter, in form and substance reasonably satisfactory to Lionheart.

(e)	Parent shall consult with Lionheart as to the content and presentation of the Lionheart Registration/Proxy Statement, including:

(i)

providing to Lionheart drafts of the Lionheart Registration/Proxy Statement within a reasonable time prior to the initial filing thereof with the SEC for the purpose of enabling Lionheart to review and comment on the draft document and considering in good faith any timely and reasonable comments; and

(ii)

providing to Lionheart drafts of each subsequent filing of or amendment or supplement to Lionheart Registration/Proxy Statement within a reasonable time before filing any such revised document with the SEC or disseminating the Lionheart Proxy Statement to Lionheart Shareholders for the purpose of enabling Lionheart to review and comment on the draft document and considering in good faith any timely and reasonable comments;

(f)

Parent shall promptly respond to, and use reasonable best efforts to cause to be resolved, any requests for information or comments from the SEC (including by filing amendments or supplements to the Lionheart Registration/Proxy Statement) in relation to the Lionheart Registration/Proxy Statement as soon as reasonably practicable;

(g)

Parent shall keep Lionheart reasonably informed of any matters raised or comments provided by the SEC in relation to the Lionheart Registration/Proxy Statement, and shall in good faith take into consideration in resolving such matters any issues raised by Lionheart;

(h)

if, at any time prior to the Lionheart Shareholder Meeting, any information relating to Lionheart or SMX or any of their respective affiliates, officers or directors should be discovered by Lionheart or SMX that should be set forth in an amendment or supplement to the Lionheart Registration/Proxy Statement, so that the Lionheart Registration/Proxy Statement would not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are or were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing (or correcting) such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable law, disseminated to Lionheart Shareholders;

(i)

Lionheart shall file the Lionheart Proxy Statement with the SEC in definitive form and begin mailing the Lionheart Proxy Statement to holders of Lionheart Shares as soon as practicable after the later of (1) the date on which Lionheart learns that the SEC has no further comments on, or does not intend to review, the Lionheart Registration/Proxy Statement, and (2) the date of effectiveness of the Lionheart Registration Statement under the Securities Act (such later date, the “Clearance Date”);

(j)

Parent shall use reasonable best efforts to have the Lionheart Registration Statement declared effective by the staff of the SEC under the Securities Act as promptly as practicable after its initial filing with the SEC and to keep the Lionheart Registration Statement effective as long as necessary to implement and consummate the Scheme;

(k)

Lionheart shall convene and hold the Lionheart Shareholder Meeting to obtain the Lionheart Shareholder Approval as promptly as practicable but in any event no later than 30 Business Days after the Clearance Date (unless prohibited by the SEC, in which case Lionheart shall convene and hold the Lionheart Shareholder Meeting at the earliest possible date permitted by the SEC);

(l)

Lionheart shall not propose any matters to be voted on at the Lionheart Shareholder Meeting other than the matters contemplated by this document in connection with the Lionheart Shareholder Approval (and any matters of procedure to be voted on by the Lionheart Shareholders in connection therewith);

(m)

except as required by law or a Governmental Authority, Lionheart may not adjourn or postpone the Lionheart Shareholder Meeting without the prior consent of SMX, provided, however, that Lionheart may, without the consent of SMX and in accordance with Lionheart’s charter, law and, if relevant, the consent of any Governmental Authority, adjourn or postpone the Lionheart Shareholder Meeting (1) for the absence of a quorum, (2) to the extent necessary to ensure that any required (or, as determined by the Lionheart Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with SMX, advisable) supplement or amendment to the Lionheart Registration/Proxy Statement is provided to the Lionheart Shareholders or (3) to the extent necessary to solicit additional proxies from the Lionheart Shareholders (provided to the Lionheart has determined in good faith that such adjournment or postponement is reasonably necessary to obtain the Lionheart Shareholder Approval), with such postponement or adjournment to extend for no longer than the 10th Business Day after the original date of the Lionheart Shareholder Meeting other than to the extent required by law); and

(n)

unless this document shall have been terminated in accordance with clause 14, Lionheart must hold the Lionheart Shareholder Meeting pursuant to this clause 3.5 and submit the Lionheart Proposals for the approval of the Lionheart Shareholders.

3.6	Waiver of Conditions Precedent

(a)

A Condition Precedent may only be waived in writing by the party or parties entitled to the benefit of that Condition Precedent as and to the extent noted in clause 3.1 or 3.2 and will be effective only to the extent specifically set out in that waiver.

(b)	A party entitled to waive the breach or non-fulfilment of a Condition Precedent under this clause 3.6 may do so in its absolute discretion.

(c)	If any of SMX, Parent or Lionheart waives the breach or non-fulfilment of all or any portion of a Condition Precedent in accordance with this clause 3.6, then:

(i)

subject to clause 3.6(c)(ii), that waiver precludes that party from suing the other parties for any breach of this document arising as a result of the breach or non-fulfilment of that portion of such Condition Precedent or arising from the same event which gave rise to the breach or non-fulfilment of that portion of such Condition Precedent; but

(ii)	if the waiver of all or any portion of the Condition Precedent is itself conditional and the other parties:

(A)	accept the condition, the terms of that condition apply notwithstanding any inconsistency with clause 3.6(c)(i); or

(B)	do not accept the condition, the Condition Precedent or a portion thereof has not been waived.

(d)	A waiver of a breach or non-fulfilment in respect of a Condition Precedent does not constitute:

(i)	a waiver of a breach or non-fulfilment of any other Condition Precedent arising from the same event; or

(ii)	a waiver of a breach or non-fulfilment of that Condition Precedent resulting from any other event.

3.7	Notices in relation to Conditions Precedent

Each party must:

(a)

(notice of satisfaction) promptly notify the other party of satisfaction of a Condition Precedent and must keep the other parties informed of any material development of which it becomes aware that may lead to the breach or non-fulfilment of a Condition Precedent which it is responsible for satisfying; and

(b)

(notice of failure) promptly notify the other parties of a breach or non-fulfilment of a Condition Precedent which it is responsible for satisfying, or of any event which will prevent the Condition Precedent being satisfied.

3.8	Consultation on failure of Condition Precedent

If:

(a)

there is a breach or non-fulfilment of a Condition Precedent which is not waived in accordance with this document by the time or date specified in this document for the satisfaction of the Condition Precedent; or

(b)

there is an act, failure to act or occurrence which will prevent a Condition Precedent from being satisfied by the time or date specified in this document for the satisfaction of the Condition Precedent (and the breach or non-fulfilment which would otherwise occur has not already been waived in accordance with this document), the parties must consult in good faith with a view to determine whether both parties wish to pursue the Scheme and, if so:

(c)	whether the Scheme may proceed by way of alternative means or methods;

(d)	to extend the relevant time for satisfaction of the Condition Precedent or to adjourn or change the date of an application to the Court; or

(e)	to extend the End Date.

3.9	Failure to agree

If under clause 3.8 the parties are unable to reach agreement or do not both wish to pursue the Scheme in each case within 5 Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date):

(a)	subject to clause 3.9(b), either party may terminate this document (and that termination will be in accordance with clause 14.1(f); or

(b)

if a Condition Precedent may be waived and exists for the benefit of one party only, that party only may waive that Condition Precedent or terminate this document (and that termination will be in accordance with clause 14.1(f)), in each case before 8.00am on the Second Court Date.

A party will not be entitled to terminate this document under this clause if the relevant Condition Precedent has not been satisfied or agreement cannot be reached as a result of a breach of this document by that party or a deliberate act or omission of that party in breach of this document.

3.10	Scheme voted down because of the Headcount Test

If the Scheme is not approved by SMX Shareholders at the Scheme Meeting by reason only of the non-satisfaction of the Headcount Test and SMX or Lionheart consider, acting reasonably, that Share Splitting or some abusive or improper conduct may have caused or contributed to the Headcount Test not having been satisfied then SMX must:

(a)

apply for an order of the Court contemplated by section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test and seek Court approval of the Scheme under section 411(4)(b) of the Corporations Act, notwithstanding that the Headcount Test has not been satisfied; and

(b)

make such submissions to the Court and file such evidence as counsel engaged by SMX to represent it in Court proceedings related to the Scheme, in consultation with Lionheart, considers is reasonably required to seek to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Act by making an order to disregard the Headcount Test.

4.	Outline

4.1	Capital Reduction and Scheme

SMX must propose the Capital Reduction and Scheme under which:

(a)	all of the SMX Shares held by Scheme Participants at the Record Date will be cancelled; and

(b)	each Scheme Participant will be entitled to receive the Scheme Consideration in exchange for the cancellation of their Scheme Shares.

4.2	Scheme Consideration

Subject to and in accordance with this document and the Scheme, each Scheme Participant will be entitled to receive the Scheme Consideration in respect of each Scheme Share comprising the number of New Parent Shares determined in accordance with the following formula:

NPS = ____N____

                          A + B + C

where:

NPS is the number of New Parent Shares per Scheme Share;

A

is the total number of SMX Shares on issue as at the Record Date (or which would be on issue if all securities of SMX convertible into SMX Shares had converted on that date, other than Scheme Options and ESOP Options);

B	is the total number of Option Exercise Shares to be issued on exercise of all Scheme Options on the basis of Cashless Exercise under this Option Scheme;

C	is the total number of ESOP Options on issue as at the Record Date; and

N	is 20,000,000.

4.3	Provision of Scheme Consideration

Subject to this document and the Scheme, Parent undertakes to SMX (in its own right and separately as trustee or nominee of each Scheme Participant) and Lionheart that, in consideration of the cancellation of each SMX Share held by a Scheme Participant pursuant to the Capital Reduction, on the Implementation Date, Parent will provide or procure the provision to each Scheme Participant of the Scheme Consideration in accordance with the Scheme, including issuing the Scheme Consideration in accordance with the Scheme.

4.4	Fractional elements

(a)

If the number of SMX Shares held by a Scheme Participant at the Record Date is such that the aggregate entitlement of the Scheme Participant to Scheme Consideration comprising Parent Shares includes a fractional entitlement to a Parent Share, the entitlement will be rounded as follows:

(i)	if the fractional entitlement is less than 0.5, it will be rounded down to zero Parent Shares; and

(ii)	if the fractional entitlement is equal to or more than 0.5, it will be rounded up to one Parent Share.

(b)

If Lionheart and SMX are of the opinion (acting reasonably) that two or more Scheme Participants (each of whom holds a number of SMX Shares which results in rounding in accordance with clause 4.4(a)) have, before the Record Date for the Scheme, been party to Share Splitting in an attempt to obtain unfair advantage by reference to such rounding, if requested by Lionheart, SMX must give notice to those Scheme Participants:

(i)	setting out their names and registered addresses as shown in the Register;

(ii)	stating that opinion; and

(iii)	attributing to one of them specifically identified in the notice the SMX Shares held by all of them,

and, after such notice has been given, the Scheme Participant specifically identified in the notice as the deemed holder of the specified SMX Shares will, for the purpose of the provisions of the Scheme, be taken to hold all of those SMX Shares and each of the other Scheme Participants whose names and registered addresses are set out in the notice will, for the purposes of the provisions of the Scheme, be taken to hold no SMX Shares. Parent, in complying with the provisions of the Scheme relating to it in respect of the Scheme Participant specifically identified in the notice as the deemed holder of all the specified SMX Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Participants named in the notice under the terms of the Scheme.

4.5	Ineligible Foreign Holders

(a)

Where an Ineligible Foreign Holder would otherwise be entitled to receive Parent Shares as Scheme Consideration pursuant to clause 4.3, Parent has no obligation to issue any Parent Shares to the Ineligible Foreign Holder, and instead:

(i)	Parent will issue to a nominee appointed by SMX any Parent Shares to which an Ineligible Foreign Holder would otherwise be entitled;

(ii)	Parent will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, the nominee:

(A)	sells or procures the sale of all of the Parent Shares issued to the nominee pursuant to clause 4.5(a)(i), in the ordinary course of trading on NASDAQ; and

(B)	remits to Parent the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges); and

(iii)

promptly after the last sale of Parent Shares in accordance with clause 4.5(a)(ii)(A), Parent will pay to each Ineligible Foreign Holder an amount equal to the proportion of the net proceeds of sale received by Parent under clause 4.5(a)(ii)(B) to which that Ineligible Foreign Holder is entitled in full satisfaction of the Ineligible Foreign Holder entitlement to the relevant Parent Shares.

(b)

None of SMX, Parent or the relevant nominee gives any assurance as to the price that will be achieved for the sale of Parent Shares in accordance with this clause 4.5 and the sale of Parent Shares will be at the risk of the Ineligible Foreign Holder.

4.6	Parent Shares to rank equally

Parent covenants in favour of SMX (in its own right and separately as trustee or nominee of each Scheme Participant) that:

(a)	all Parent Shares issued as Scheme Consideration pursuant to clause 4.3 will, upon their issue:

(i)	rank equally with all other Parent Shares then on issue;

(ii)	be fully paid and free from any Encumbrance; and

(b)	The covenants set forth in Section 7.08 of the BCA are incorporated herein by reference.

4.7	Options

(a)

SMX and Parent must use reasonable best efforts to procure that as soon as reasonably practicable, and in any event within 20 Business Days after the date of this deed, each person who is a holder of an Excluded SMX Option, ESOP Option or a Legacy Performance Option enters into an Option Cancellation or Exercise Agreement with the relevant member of the SMX Group and Parent.

(b)

SMX must obtain a waiver from ASX of Listing Rule 6.23.2, as soon as reasonably practicable and in any event within 30 Business Days after the date of this deed, to allow for the cancellation of the Excluded SMX Options, ESOP Options and Legacy Performance Options in accordance with the appliable Option Cancellation or Exercise Agreements.

4.8	SMX Convertible Notes

(a)

SMX must use reasonable best efforts to procure that as soon as reasonably practicable, and in any event within 10 Business Days after the date of this deed, each holder of SMX Convertible Notes has entered into the SMX Convertible Note Amendment Agreement with SMX.

(b)

SMX must obtain from ASX such Listing Rule waivers, as are necessary to allow the amendment of the SMX Convertible Notes in accordance with the SMX Convertible Note Amendment Agreement, as soon as reasonably practicable and in any event within 30 Business Days after the date of this deed.

4.9	United States Tax Treatment

(a)

No Party has taken (or failed to take) any action or caused any action to be taken (or to fail to be taken) and will not take (or fail to take) any action or will cause any action to be taken (or to fail to be taken) (in each case other than any action provided for or prohibited by this deed), or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Lionheart Merger and the acquisition of the SMX Shares, as applicable, from qualifying for the Intended U.S. Tax Treatment.

(b)

Each Party agrees to act in good faith, consistent with the Intended U.S. Tax Treatment and will not take any position on any U.S. Tax Return or otherwise take any U.S. Tax reporting position inconsistent with the Intended U.S. Tax Treatment, unless otherwise required by applicable law or a “determination” within the meaning of Section 1313 of the Code that the Intended U.S. Tax Treatment is not correct.

(c)

After the date of this document and prior to the Implementation Date, Lionheart shall deliver, or cause to be delivered, to Parent a duly executed certificate and notice in compliance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that Lionheart is not, and has not been at any time during the five year period ending on the Implementation Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, together with any notifications to the U.S. Internal Revenue Service related thereto within the timeframe provided in Treasury Regulations Section 1.897-2(h)(2)(v).

(d)	After the date of this document and prior to the Implementation Date, (x) SMX shall and shall cause each SMX Subsidiary to, and (y) Lionheart shall:

(i)

prepare, in the ordinary course of business consistent with past practice (except as otherwise required by a change in applicable Law), and timely file all Tax Returns required to be filed by it on or before the Implementation Date (“Post-Signing Returns”);

(ii)

deliver drafts of such material Post-Signing Returns to the other parties no later than ten (10) Business Days prior to the date (including extensions) on which such Post-Signing Returns are required to be filed;

(iii)	fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(iv)

properly reserve (and reflect such reserve in its books and records and relevant financial statements), in the ordinary course of business consistent with past practice, for all Taxes payable by it for which no Post-Signing Return is due prior to the Implementation Date; and

(v)

promptly notify the other Party of any material U.S. federal, state, local or non-U.S. income or franchise, action or audit pending or threatened in writing against or with respect to such Party or its subsidiaries in respect of any Tax matter.

(e)

Parent acknowledges that any Lionheart Shareholder (that is a United States person for purposes of Section 367 of the Code and the Treasury Regulations promulgated thereunder) who owns five percent (5%) or more of the ordinary shares of Parent immediately after the Implementation, as determined under Section 367 of the Code and the Treasury Regulations promulgated thereunder, may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8. Upon the written request of any such Lionheart Shareholder made following the Implementation Date, Parent shall (i) use reasonable best efforts to furnish to such Lionheart Shareholder such information as such Lionheart Shareholder reasonably requests in connection with such Lionheart Shareholder’s preparation of a gain recognition agreement, and (ii) use reasonable best efforts to provide such Lionheart Shareholder with the information reasonably requested by such Lionheart Shareholder for purposes of determining whether there has been a gain “triggering event” under the terms of such Lionheart Shareholder’s gain recognition agreement, in each case, at the sole cost and expense of such requesting Lionheart Shareholders.

(f)	Following the Implementation Date, Parent shall, or shall cause the Surviving Lionheart to, comply with the tax reporting obligations of Treasury Regulations Section 1.367(a)-3(c)(6).

(g)

Any Transfer Taxes incurred in connection with the Transactions shall be paid by Parent. Parent, Surviving Lionheart, and SMX shall cooperate in filing, when required by applicable Law, all necessary documentation and Tax Returns with respect to such Transfer Taxes.

(h)	For at least six (6) months following the Implementation Date, Parent shall:

(i)

continue Lionheart’s “historic business” (within the meaning of Treasury Regulations Section 1.368-1(d)(2)), or use a significant portion of Lionheart’s “historic business assets” (within the meaning of Treasury Regulations Section 1.368-1(d)(3)) in a business; and

(ii)

continue SMX’s “historic business” (within the meaning of Treasury Regulations Section 1.368-1(d)(2)), or use a significant portion of SMX’s “historic business assets” (within the meaning of Treasury Regulations Section 1.368-1(d)(3)) in a business.

(i)	Within two (2) years following the Implementation Date:

(i)	Parent will not cause Surviving Lionheart to:

(A)

dispose of more than 50% of the assets held by Lionheart at the Implementation Date pursuant to one or more distributions or other transfers where Surviving Lionheart does not receive an exchange of net value in such transfer;

(B)

make any distribution or other transfer that fails to satisfy the requirements of Treasury Regulations Section 1.368-2(k)(1)(i) (in the case of a distribution), Treasury Regulations Section 1.368-2(k)(1)(ii) (in the case of a transfer other than a distribution); or

(C)	otherwise take any action that would result in an actual or deemed liquidation of Surviving Lionheart for U.S. federal income tax purposes.

(ii)	Parent will not cause SMX to:

(A)

dispose of more than 50% of the assets held by SMX at the Implementation Date pursuant to one or more distributions or other transfers where SMX does not receive an exchange of net value in such transfer;

(B)

make any distribution or other transfer that fails to satisfy the requirements of Treasury Regulations Section 1.368-2(k)(1)(i) (in the case of a distribution), Treasury Regulations Section 1.368-2(k)(1)(ii) (in the case of a transfer other than a distribution); or

(C)	otherwise take any action that would result in an actual or deemed liquidation of SMX for U.S. federal income tax purposes.

4.10	No amendment to the Scheme without consent

SMX must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Lionheart.

5.	Option Scheme Structure

5.1	Option Scheme

SMX must propose the Option Scheme, as a creditors’ scheme of arrangement, to be conducted concurrently with the Scheme under which:

(a)

all of the Scheme Options will be deemed to have been exercised on the basis of a Cashless Exercise without any further act by any Option Scheme Participant (other than acts performed as attorney and agent for Option Scheme Participants under the Option Scheme); and

(b)

all of the SMX Shares issued to each Option Scheme Participant as Option Exercise Shares will be cancelled in accordance with the Capital Reduction Resolution without any further act by any Option Scheme Participant (other than acts performed as agent of attorney for Option Scheme Participants under the Option Scheme).

5.2	Option Scheme Consideration

(a)

Subject to this document and the Option Scheme, SMX undertakes to Option Scheme Participants and Lionheart that, in respect of the Cashless Exercise of each Scheme Option it will on the Implementation Date, issue the Option Exercise Shares in respect of each Scheme Option held by that Option Scheme Participant, in accordance with the Option Scheme.

(b)

Subject to this document and the Option Scheme, Parent undertakes to SMX (in its own right and separately as trustee or nominee of each Option Scheme Participant) and Lionheart that, in consideration of the cancellation of each SMX Share issued to each Option Scheme Participant as an Option Exercise Share under the Option Scheme, on the Implementation Date, Parent will provide or procure that the Cancellation Consideration in respect of each such SMX Share issued to the Option Scheme Participant under the Option Scheme, in accordance with the Option Scheme.

(c)

In order to facilitate the provision of the Cancellation Consideration, SMX must provide to Lionheart and Parent, a complete copy of the SMX Options register at the Option Scheme Record Date (which must include the name, registered address and registered holding of each Option Scheme Participant as at the Option Scheme Record Date), within one Business Day after the Option Scheme Record Date.

5.3	Ineligible Foreign Holder

Scheme Options held by Ineligible Foreign Holders will be dealt with in accordance with the terms of the Option Scheme.

5.4	Fractional elements

Fractional entitlements in respect of Option Exercise Shares and New Parent Shares arising under the under Option Scheme, will be dealt with in accordance with the terms of the Option Scheme.

5.5	Parent Shares to rank equally

Parent covenants in favour of SMX (in its own right and separately as trustee or nominee of each Option Scheme Participant) that:

(a)	all Parent Shares issued as Cancellation Consideration pursuant to clause 5.2(b) will, upon their issue:

(i)	rank equally with all other Parent Shares then on issue;

(ii)	be fully paid and free from any Encumbrance; and

(b)	The covenants set forth in [Section 7.08] of the BCA are incorporated herein by reference.

5.6	No amendment to Option Scheme without consent

SMX must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Option Scheme without the prior written consent of Lionheart.

6.	Implementation

6.1	General obligations

SMX, Lionheart, and Parent must each:

(a)	use all reasonable best efforts and commit necessary resources (including management and corporate relations resources and the resources of external advisers);

(b)

procure that its officers and advisers work in good faith and in a timely and co-operative fashion with the other party (including by attending meetings and by providing information), with the aim of producing the Scheme Booklet and implementing the Scheme as soon as reasonably practicable and in accordance with the Timetable; and

(c)	comply with their respective obligations under the BCA.

6.2	SMX’s obligations

SMX must take all reasonable steps to implement the Scheme in accordance with this document as soon as reasonably practicable and must:

(a)	(announce directors’ recommendation) following execution of this document, announce, in the form contained in Annexure 7 (on the basis of statements made to SMX by each member of the SMX Board) that:

(i)	the SMX Board intends to unanimously recommend to SMX Shareholders that the Capital Reduction and Scheme be approved; and

(ii)	each SMX Board member who holds SMX Shares intends to vote his or her SMX Shares in favour of the Capital Reduction and Scheme,

subject to:

(iii)	the Independent Expert concluding, and continuing to conclude, that the Capital Reduction and Scheme is in the best interests of SMX Shareholders; and

(iv)	there being no SMX Superior Proposal;

and

(v)	the SMX Board intends to unanimously recommend to Option Scheme Participants that the Option Scheme be approved; and

(vi)	each SMX Board member who holds SMX Options intends to vote his or her SMX Options in favour of the Option Scheme,

subject to:

(vii)	the Independent Expert concluding, and continuing to conclude, that the Option Scheme is in the best interest of SMX Optionholders; and

(viii)	there being no SMX Superior Proposal.

(b)	(preparation of Scheme Booklet) subject to clause 6.2(i)(i), as soon as practicable after the date of this document, prepare and despatch the Scheme Booklet:

(i)	in accordance with all applicable laws, including the Corporations Act, Corporations Regulations, ASIC Regulatory Guide 60 and the Listing Rules; and

(ii)	which includes a statement by the SMX Directors, subject to any withdrawal or change of recommendation by the SMX Board that is permitted by clause 7.3:

(A)

unanimously recommending that SMX Shareholders vote in favour of the Capital Reduction and Scheme subject to the Independent Expert continuing to conclude that the Capital Reduction and Scheme is in the best interests of SMX Shareholders and there being no SMX Superior Proposal; and

(B)

that each SMX Director who holds SMX Shares intends to vote his or her SMX Shares in favour of the Capital Reduction and Scheme subject to the Independent Expert continuing to conclude that the Capital Reduction and Scheme is in the best interests of SMX Shareholders and there being no SMX Superior Proposal;

(C)

unanimously recommending that SMX Optionholders vote in favour of the Option Scheme subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interests of SMX Optionholders and there being no SMX Superior Proposal;

(c)

(Independent Expert) promptly appoint the Independent Expert and provide any assistance and information reasonably requested by the Independent Expert to enable the Independent Expert to prepare its report for the Scheme Booklet as soon as practicable;

(d)

(Investigating Accountant) jointly with Lionheart, appoint the Investigating Accountant and provide assistance and information reasonably required by the Investigating Accountant to enable it to prepare the Investigating Accountant’s Report;

(e)

(SMX information) prepare and promptly provide to Parent and Lionheart any information that Parent or Lionheart reasonably requires regarding SMX, the SMX Group and the Merged Group for inclusion in the Lionheart Registration/Proxy Statement, and must use reasonable best efforts to ensure the SMX Information complies, in all material respects, with all applicable laws, including the Securities Act, including by conducting appropriate due diligence and verification processes in relation to it;

(f)

(consent) provide a consent and use reasonable best efforts to obtain consents from third parties in such form as Parent or Lionheart reasonably requires in relation to the form and context in which the SMX Information appears in the Lionheart Registration/Proxy Statement;

(g)	(seek ASIC intent) apply to ASIC for a letter indicating whether ASIC proposes to make submissions to the Court, or intervene to oppose the Schemes on the First Court Date;

(h)	(section 411(17)(b) statement) apply to ASIC for a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Schemes;

(i)	(consultation with Lionheart) consult with Lionheart as to the content and presentation of:

(i)	the Scheme Booklet, which includes:

(A)

allowing Lionheart a reasonable opportunity to review and make comments on successive drafts of the Scheme Booklet (accepting that any review of the Independent Expert’s Report is limited to review for factual accuracy of those parts that include information relating to Lionheart or Parent and that SMX makes no representation as to the extent to which the Independent Expert will receive or consider those comments);

(B)	taking any timely and reasonable comments made by Lionheart into account in good faith when producing a revised draft of the Scheme Booklet;

(C)

providing to Lionheart a revised draft of the Scheme Booklet within a reasonable time before the draft of the Scheme Booklet which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act is finalised; and

(D)

obtaining Lionheart’s consent to the inclusion of the Lionheart Information (including in respect of the form and context in which the Lionheart Information appears in the Scheme Booklet (such consent must not be unreasonably withheld, delayed or conditioned)); and

(ii)

documents required for the purposes of the Court hearings held for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Scheme (including originating processes, affidavits, submissions and draft minutes of Court orders), and consider in good faith, for the purpose of amending drafts of those documents, any comments on, or suggested amendments to, those documents from Lionheart prior to filing those documents with the Court;

(j)	(lodgement of Regulator’s Draft)

(i)

no later than 14 days before the First Court Date, provide an advanced draft of the Scheme Booklet to ASIC for its review for the purposes of section 411(2) of the Corporations Act, and provide a copy of the Regulator’s Draft to Lionheart as promptly as practicable thereafter; and

(ii)

keep Lionheart reasonably informed of any issues raised by ASIC in relation to the Regulator’s Draft and, where practical to do so, consult with Lionheart in good faith prior to taking any steps or actions to address those issues (provided that, where those issues relate to Lionheart or any Lionheart Information, SMX must not take any steps to address them without Lionheart’s prior written consent, not to be unreasonably withheld, delayed or conditioned);

(k)	(supplementary disclosure) if, after despatch of the Scheme Booklet, SMX becomes aware:

(i)	that information included in the Scheme Booklet is or has become misleading or deceptive in any material respect (whether by omission or otherwise); or

(ii)	of information that is required to be disclosed to SMX Shareholders under any applicable law but was not included in the Scheme Booklet,

promptly consult with Lionheart in good faith as to the need for, and the form of, any supplementary disclosure to SMX Shareholders or SMX Optionholders, and make any disclosure that SMX considers reasonably necessary in the circumstances, having regard to applicable laws and to ensure that there would be no breach of clause 13.1(h)) if it applied as at the date that information arose;

(l)	(Court application) apply to the Court for an order under section 411(1) of the Corporations Act directing SMX to convene the Scheme Meeting and the Option Scheme Meeting]

(m)	(Registration) request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(n)

(send Scheme Booklet) send the Scheme Booklet to SMX Shareholders as soon as practicable after the Court orders SMX to convene the Scheme Meeting and to SMX Optionholders as soon as practicable after the Court orders SMX to convene the Option Scheme Meeting;

(o)	(General Meeting) convene the General Meeting in accordance with the Listing Rules and Corporations Act;

(p)	(Scheme Meeting) convene the Scheme Meeting to agree to the Scheme in accordance with any orders made by the Court pursuant to section 411(1) of the Corporations Act;

(q)	(Option Scheme Meeting) convene the Option Scheme Meeting in accordance with any orders made by the Court;

(r)	(Court approval) subject to:

(i)	all Conditions Precedent in clause 3.1, other than sub-clauses 3.1(c) and 3.1(t), being satisfied or waived in accordance with this document; and

(ii)

unless the Condition Precedent in sub-clause 3.1(t) has been waived, all of the Option Scheme Conditions other than the Option Scheme Conditions in sub-clauses 3.2(b) and 3.2(e), being satisfied or waived in accordance with this document, apply to the Court for:

(iii)	an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act; and

(iv)	unless Condition Precedent in sub-clause 3.1(t) has been waived, an order approving the Option Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(s)	(Conditions Precedent certificate) at the hearing on the Second Court Date, provide to the Court (through its counsel):

(i)

a certificate signed by one of its directors and made in accordance with a resolution of its board confirming (in respect of matters within SMX’s knowledge) whether or not the Conditions Precedent in clause 3.1 for which it is responsible, as noted in clauses 3.1 (other than sub-clauses 3.1(c) and 3.1(t)), and unless the Condition Precedent in sub-clause 3.1(t) has been waived, the Option Scheme Conditions for which it is responsible, as noted in clause 3.2 (other than the Option Scheme Conditions in sub-clauses 3.2(b) and 3.2(e)) have been satisfied or waived in accordance with clause 3, a draft of which must be provided to Lionheart by 5.00pm on the Business Day prior to the Second Court Date; and

(ii)	any certificate provided to it by Lionheart under clause 6.3(j);

(t)

(lodge copy of Court order) lodge with ASIC an office copy of the Court order approving the Scheme as approved by the SMX Shareholders at the Scheme Meeting in accordance with section 411(10) of the Corporations Act on the first Business Day after that office copy is received (or any later date agreed in writing by Lionheart);

(u)	(Register) close the Register as at the Record Date to determine the identity of Scheme Participants and their entitlements to Scheme Consideration;

(v)

(implementation of Capital Reduction) subject to the Scheme becoming effective, taking the necessary steps to implement the Capital Reduction by making the necessary lodgements with ASIC and cancelling the Scheme Shares and procuring the issuance of the Scheme Consideration to Scheme Participants in accordance with the Scheme;

(w)

(issue an SMX Share to Parent) if the Scheme becomes Effective, SMX must on the Implementation Date, immediately following cancellation of all SMX Shares under the Capital Reduction, issue one SMX Share to Parent as consideration for the issuance of the Parent Shares as Scheme Consideration and Option Scheme Consideration;

(x)	(suspension of trading) apply to ASX to suspend trading in SMX Shares with effect from the close of trading on the Effective Date;

(y)	(implementation of Option Scheme) if the Option Scheme is approved by the Court:

(i)

lodge with ASIC an office copy of the Court order approving the Option Scheme as approved by the SMX Optionholders at the Option Scheme Meeting in accordance with section 411(10) of the Corporations Act on the first Business Day after that office copy is received (or any later date agreed in writing by Lionheart);

(ii)	determine the entitlements to Option Exercise Shares and Cancellation Consideration at the Option Scheme Record Date in accordance with the Option Scheme;

(iii)	cancel the Scheme Options on the Implementation Date; and

(iv)	do all things contemplated by or necessary to give effect to the Option Scheme and the orders of the Court approving the Option Scheme;

(z)

(listing) take all reasonable steps to maintain SMX’s listing on ASX, notwithstanding any suspension of the quotation of SMX Shares, up to and including one Business Day after the Implementation Date, including making appropriate applications to ASX and ASIC and take all steps reasonably requested by Lionheart to obtain the approval of ASX to the de-listing of SMX following implementation of the Scheme;

(aa)

(Registry details) subject to the terms of the Scheme, provide all necessary directions to the Registry promptly to provide any information that Lionheart requires in relation to the Register, including any sub-register, and where requested by Lionheart, SMX must procure whatever information to be provided in the electronic form as is reasonably requested by Lionheart;

(bb)

(proxy solicitation) if requested by Lionheart, retain a proxy solicitation services firm to assist SMX with the solicitation of votes at the Scheme Meeting and the Option Scheme Meeting and provide Lionheart with copies of or access to information regarding the Scheme Meeting and the Option Scheme Meeting generated by that firm, including promptly advising Lionheart, at times that Lionheart may reasonably request and at least on a daily basis on each of the last 5 Business Days prior to the date of the Scheme Meeting and Option Scheme Meeting, as to the aggregate tally of the votes received by SMX in respect of the Scheme and the Option Scheme;

(cc)	(compliance with laws) do everything reasonably within its power to ensure that the Schemes are effected in accordance with all applicable laws and regulations;

(dd)	(other steps) do all other things necessary to give effect to the Schemes and the orders of the Court approving the Schemes in accordance with all applicable laws and regulations; and

(ee)

(Parent obligations) for each instance in which Parent has an obligation or covenant under this deed, cause Parent to perform such obligation or covenant and be responsible for any failure of Parent to so perform.

6.3	Lionheart’s obligations

Lionheart must take all reasonable steps to assist SMX to implement the Schemes on a basis consistent with this document and as soon as reasonably practicable, and in particular must:

(a)

(Investigating Accountant) jointly with SMX, appoint the Investigating Accountant and provide assistance and information reasonably required by the Investigating Accountant to enable it to prepare the Investigating Accountant’s Report;

(b)

(assistance with Scheme Booklet and Court documents) promptly provide any assistance or information reasonably requested by SMX or its Representatives in connection with the preparation of the Scheme Booklet (including any supplementary disclosure to SMX Shareholders and SMX Optionholders) and any documents required to be filed with the Court in respect of the Schemes, promptly review the drafts of the Scheme Booklet (including any updated or supplementary Scheme Booklet) prepared by SMX and provide comments on those drafts in a timely manner and in good faith;

(c)

(Lionheart Information) prepare and promptly provide to SMX for inclusion in the Scheme Booklet the Lionheart Information (in accordance in all material respects with all applicable laws, including the Corporations Act, Corporations Regulations, ASIC Regulatory Guide 60 and the Listing Rules) and consent to the inclusion of that information in the Scheme Booklet;

(d)

(further Lionheart Information) promptly provide to SMX any further or new Lionheart Information as may arise after the Scheme Booklet has been sent to SMX Shareholders and SMX Optionholders and until the date of the Scheme Meeting as may be necessary to ensure that the Lionheart Information contained in the Scheme Booklet is not, having regard to applicable disclosure requirements, false, misleading or deceptive in any material respect (including because of any material omission) and to ensure that there would be no breach of clause 13.3(g)) if it applied as at the date on which the further or new Lionheart Information arose;

(e)

(verification) undertake appropriate verification processes for the information supplied by Lionheart in the Scheme Booklet and if requested by SMX in writing, provide a certificate to SMX attesting to the fact appropriate verification processes have been undertaken in respect of such information prior to lodgement of the Scheme Booklet (or any supplementary Scheme Booklet) with ASIC and prior to filing of the Scheme Booklet (or any supplementary Scheme Booklet) with the Court;

(f)	(Independent Expert information) provide any assistance or information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report;

(g)

(Consent) provide a consent and use reasonable best efforts to obtain consents from third parties in such form as SMX reasonably requires in relation to the form and content in which the Lionheart Information appears in the Scheme Booklet;

(h)

(Lionheart Deed Poll) no later than the Business Day prior to the First Court Date, sign and deliver the Lionheart Deed Poll and unless the Condition Precedent in clause 3.1(t) has been waived, sign the Lionheart Option Scheme Deed Poll;

(i)

(representation) procure that, if requested by SMX or if Lionheart so elects, Lionheart is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Lionheart will undertake (if requested by the Court) to do all such things and take all such steps within its power as are reasonably necessary in order to ensure fulfilment of its obligations under this document and the Schemes; and

(j)

(Conditions Precedent certificate) before 8.00am on the Second Court Date, provide to SMX for provision to the Court at the hearing on that date a certificate signed by one of its officers and made in accordance with a resolution of its board confirming (in respect of matters within Lionheart’s knowledge) whether or not the Conditions Precedent in clause 3.1 for which Lionheart is responsible, as noted in clause 3.1 (other than sub-clauses 3.1(c) and 3.1(t)) and unless the Condition Precedent in sub-clause 3.1(t) has been waived, the Option Scheme Conditions for which it is responsible, as noted in clause 3.2 (other than the Option Scheme Conditions in sub-clauses 3.2(b) and 3.2(e)), have been satisfied of waived in accordance with clause 3, a draft of which must be provided to SMX by 5.00pm on the Business Day prior to the Second Court Date.

6.4	Parent’s obligations

Parent must take all reasonable steps to assist SMX to implement the Schemes in accordance with this document and as soon as reasonably practicable and in particular must:

(a)

(consent) provide a consent and use reasonable best efforts to obtain consents from third parties in such form as SMX and Lionheart reasonably require in relation to the form and content in which information about Parent appears in the Scheme Booklet;

(b)

(Deed Poll) no later than the Business Day prior to the First Court Date, sign and deliver the Deed Poll and unless the Condition Precedent in clause 3.1(t) has been waived, sign the Option Scheme Deed Poll;

(c)	(Scheme Consideration) if the Scheme becomes Effective, provide or procure the provision of the Scheme Consideration in the manner and amount contemplated by clause 4.3 and the terms of the Scheme;

(d)

(agree to become SMX’s sole shareholder) if the Scheme becomes Effective, on the Implementation Date and subject to completion of the cancellation of all SMX Shares under the Capital Reduction, do all things necessary to subscribe for an SMX Share and otherwise agree to become a member of SMX in accordance with the constitution of SMX as consideration for the issuance of the Parent Shares as Scheme Consideration and Option Scheme Consideration; and; and

(e)

(Cancellation Consideration) if the Option Scheme becomes Effective, provide or procure the provision of the Cancellation Consideration in the manner and amount contemplated by clause 5.2 and the terms of the Option Scheme.

6.5	Scheme Booklet responsibility statement

The responsibility statement to appear in the Scheme Booklet, in a form to be agreed by the parties, will contain words to the effect of:

(a)

SMX has prepared, and is responsible for, the content of the Scheme Booklet other than, to the maximum extent permitted by law, the Lionheart Information, the Independent Expert’s Report, the Investigating Accountant’s report or any other report or letter issued to SMX by a third party and that Lionheart and its directors and officers do not assume any responsibility for the accuracy or completeness of the sections of the Scheme Booklet that SMX has prepared and has responsibility for; and

(b)

Lionheart has prepared, and is responsible for, the Lionheart Information in the Scheme Booklet (and no other part of the Scheme Booklet) and that SMX and its directors and officers do not assume any responsibility for the accuracy or completeness of the sections of the Scheme Booklet that Lionheart has prepared and has responsibility for.

6.6	Disagreement on content of Scheme Booklet etc

If Lionheart and SMX disagree on the form or content of the Scheme Booklet or any documents in connection with the Scheme, they must consult in good faith to try to settle an agreed form of the Scheme Booklet. If complete agreement is not reached after reasonable consultation, then:

(a)

if the disagreement relates to the form or content of the Lionheart Information or information related to the Merged Group contained in the Scheme Booklet, SMX will make any amendments as Lionheart reasonably requires; and

(b)

if the disagreement relates to the form or content of any other part of the Scheme Booklet, the SMX Board will, acting in good faith, decide the final form or content of the disputed part of the Scheme Booklet.

6.7	Verification

SMX and Lionheart must each undertake appropriate due diligence and verification processes for the information supplied by that party in the Scheme Booklet.

6.8	Conduct of Court proceeding

SMX and Lionheart are entitled to separate representation at all Court proceedings relating to the Scheme. This document does not give SMX or Lionheart any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent. SMX and Lionheart must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Scheme as contemplated by this document.

6.9	Appeal process

If the Court refuses to make orders convening the Scheme Meeting or Option Scheme Meeting or approving the Scheme or Option Scheme, Lionheart and SMX must appeal the Court’s decision to the fullest extent possible except to the extent that:

(a)	the parties agree otherwise; or

(b)	an independent senior counsel advises that, in their opinion, an appeal would have no reasonable prospect of success before the End Date,

in which case either party may terminate this document in accordance with clause 14.1(f).

6.10	No partnership or joint venture

Subject to this document, nothing in this clause requires either SMX or Lionheart to act at the direction of the other. The business of the SMX Group and the Lionheart Group will continue to operate independently from the other until the Implementation Date. The parties agree that nothing in this document constitutes the relationship of a partnership or a joint venture between the parties.

7.	Board recommendation

7.1	SMX Board recommendation

Without limiting and subject to clause 10, SMX must ensure that the SMX Board (and each SMX Director) makes and does not withdraw or change its or their recommendation in favour of:

(a)	the Capital Reduction and Scheme, and that each SMX Director votes any SMX Shares in which they have a Relevant Interest in favour of the Capital Reduction and Scheme, unless:

(i)

there is an SMX Superior Proposal and the SMX Board determines in good faith and acting reasonably, having received legal advice from its external legal advisers (who must be reputable advisers experienced in transactions of this nature) that failing to do so would constitute a breach of their fiduciary or statutory duties to SMX Shareholders; or

(ii)

the Independent Expert concludes that the Capital Reduction and Scheme is not in the best interests of SMX Shareholders, or adversely changes its previously given opinion that the Capital Reduction and Scheme is in the best interests of SMX Shareholders;

(b)	the Option Scheme, and that each SMX Director votes any SMX Options they hold in favour of the Option Scheme, unless:

(i)

there is an SMX Superior Proposal and the SMX Board determines in good faith and acting reasonably, having received legal advice from its external legal advisers (who must be reputable advisers experienced in transactions of this nature) that failing withdraw or change it recommendation in favour of the Scheme would constitute a breach of their fiduciary or statutory duties to SMX Shareholders; or

(ii)

the Independent Expert concludes that the Option Scheme is not in the best interests of SMX Optionholders, or adversely changes its previously given opinion that the Option Scheme is in the best interests of SMX Optionholders.

7.2	Lionheart Board recommendation

The Lionheart Board must make and not withdraw or change its recommendation that Lionheart Shareholders vote in favour of the Lionheart Proposals, unless there is a Lionheart Competing Transaction and the Lionheart Board determines in good faith and acting reasonably, having received legal advice from its external legal advisers (who must be reputable advisers experienced in transactions of this nature) that failing withdraw or change it recommendation in favour of the Scheme would constitute a breach of their fiduciary or statutory duties to Lionheart Shareholders.

7.3	Withdrawal or change of recommendation

Without limiting, and subject to clause 10, if the SMX Board (or any SMX Director) proposes to withdraw or change its or their recommendation in accordance with clause 7.1:

(a)	SMX must notify Lionheart in writing as promptly as reasonably practicable; and

(b)

the parties must consult in good faith for 5 Business Days after the date on which the notification in clause 7.3(a) is given to consider and determine whether the recommendation in place at the time can be maintained. That recommendation cannot be withdrawn or changed in accordance with clause 7.1 until the end of the consultation period (provided that, in the case of an actual, proposed or potential SMX Competing Transaction, SMX must comply with clause 10.8 in lieu of this clause 7.3).

8.	Directors and employees

8.1	Appointment/retirement of SMX directors

On the Implementation Date, but subject to the Scheme Consideration having been provided to the Scheme Participants and receipt by SMX of signed consents to act, SMX must:

(a)	cause the appointment of each Incoming Director to the SMX Board as of such Implementation Date; and

(b)

procure that each of the Outgoing Directors retire from the SMX Board and provide written notice to the effect that they have no claim outstanding for loss of office, remuneration or otherwise against SMX, Lionheart or Parent, in each case, in accordance with the SMX Constitution, the Corporations Act and the Listing Rules.

8.2	Directors’ and officers’ insurance

(a)

Subject to the Scheme becoming Effective and subject to the Corporations Act, Parent undertakes in favour of SMX and each other person who is an SMX Indemnified Party that it will, for a period of 7 years from the Implementation Date (except as otherwise provided in clause 8.3):

(i)

ensure that the constitutions of SMX and each other member of the SMX Group (including any successor entities thereto) continue to contain the rules that are contained in those constitutions at the date of this document that provide for each company to indemnify each of its directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a member of the Lionheart Group; and

(ii)

procure that SMX and each other member of the SMX Group comply with any deeds of indemnity, access and insurance entered into by them in favour of their respective directors and officers from time to time.

(b)

At or prior to the Implementation Date, SMX must purchase a 7-year prepaid “run-off” directors’ and officers’ liability insurance policy (“D&O Run-Off Policy”) on terms and conditions providing coverage retentions, limits and other material terms (including in relation to deductibles) substantially equivalent to the current policies of directors’ and officers’ liability insurance maintained by members of the SMX Group with respect to matters arising at or prior to the Implementation Date. In connection with obtaining such D&O Run-Off Policy, SMX must consult in good faith with Lionheart regarding the proposed terms of the D&O Run-Off Policy and permit Lionheart to participate in all negotiations over such terms.

8.3	Period of undertaking

The undertakings contained in clause 8.2 are given until the earlier of the end of the relevant period specified in that clause or the relevant member of the SMX Group ceasing to be a Subsidiary of Parent.

8.4	Release of SMX Indemnified Parties

Subject to the Corporations Act, Lionheart releases its rights, and agrees with SMX that it will not make a claim against any SMX Indemnified Party (other than SMX and its Subsidiaries) as at the date of this document and from time to time in connection with:

(a)	any breach of any representations and warranties of SMX or any other SMX Group entity in this document; or

(b)	any disclosures containing any statement which is false or misleading whether in content or by omissions,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the SMX Indemnified Party has engaged in wilful misconduct or fraud. Nothing in this clause 8.4 limits any termination rights of Lionheart under clause 14.1.

8.5	Benefit of undertaking for SMX Group

SMX acknowledges that it receives and holds the benefit of clause 8.2 and 8.4 to the extent it relates to each SMX Indemnified Party on behalf of each of them.

8.6	Release of Lionheart Indemnified Parties

Subject to the Corporations Act, SMX releases its rights, and agrees with Lionheart that it will not make a claim against any Lionheart Indemnified Party (other than Lionheart and its Subsidiaries) as at the date of this document and from time to time in connection with:

(a)	any breach of any representations and warranties of Lionheart or any other Lionheart Group entity in this document; or

(b)	any disclosures containing any statement which is false or misleading whether in content or by omissions,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Lionheart Indemnified Party has engaged in wilful misconduct or fraud. Nothing in this clause 8.6 limits any termination rights of SMX under clause 14.

8.7	Benefit of undertaking for Lionheart Group

Lionheart acknowledges that it receives and holds the benefit of clause 8.6 to the extent it relates to each Lionheart Indemnified Party on behalf of each of them.

9.	Conduct of business

9.1	Overview

From the date of this document up to and including the Implementation Date, SMX must, and must cause each member of the SMX Group to, use all reasonable endeavours to conduct its business in all material respects in the ordinary course consistent with business plans and budgets Disclosed to Lionheart and in substantially the same manner as previously conducted.

9.2	Specific obligations

Without limiting clause 9.1 and other than with the prior written approval of Lionheart (such approval not to be unreasonably withheld or delayed), SMX must, during the period contemplated by clause 9.1, use reasonable best efforts to ensure that SMX and each member of the SMX Group:

(a)	(business and material assets) maintains the condition of its business and material assets in all material respects;

(b)	(key officers and employees) keeps available the services of its key officers and key employees;

(c)	(relationships) preserves its material relationships with key customers, suppliers, licensors, licensees, joint venturers and others with whom it has business dealings in all material respects;

(d)

(change of control provisions) identifies any change of control or similar provisions in any contracts in limbs (b), (c) and (d) of the definition of Material Contracts (Specified Material Contracts) any other significant contracts as reasonably requested by Lionheart, and obtain the consents of relevant persons who have rights in respect of those Specified Material Contracts, and cooperate with Lionheart in good faith to discuss obtaining consent in respect of such other significant contracts for, the transactions contemplated by the Scheme, provided that:

(i)	Lionheart must cooperate with, and provide reasonable assistance to SMX to obtain such consents, including by promptly providing any information reasonably required by counterparties;

(ii)	SMX is not required to make any payment to obtain any such consent prior to the Implementation Date; and

(iii)	a failure by SMX or a member of the SMX Group to obtain any such consent in and of itself will not constitute a breach of this document by SMX.

9.3	Prohibited actions

Other than with the prior written approval of Lionheart (such approval not to be unreasonably withheld or delayed) SMX must not, and must ensure that each member of the SMX Group does not, during the period referred to in clause 9.1:

(a)	(Material Contracts; Restraints)

(i)

other than in the ordinary course of business or as would not be adverse to the SMX Group or the Merged Group in any material respect, enter into, terminate (other than non-renewals occurring in the ordinary course of business), amend or waive any right under, or agree to do any of the foregoing with respect to, any Material Contract; or

(ii)

enter into any contract or commitment (A) restraining in any material respect any member of the Merged Group from competing with any person or conducting activities in any market, (B) obligating in any material respect any member of the Merged Group to conduct business with any third party on a preferential or exclusive basis or (C) containing “most favoured nation” or similar provisions that would bind the Merged Group in any material respect.

(b)	(lines of business) enter into any new line of business that is materially different to the SMX’s Group’s existing business;

(c)

(capital expenditure) incur or make any capital expenditures or enter into arrangements or agreements providing for capital expenditures or otherwise commit to do so, whether in one transaction or in a series of related transactions, in excess of A$400,000 in the aggregate or A$100,000 individually;

(d)

(derivative instruments) enter into any agreement, arrangement or transaction with respect to derivative instruments (including swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments;

(e)

(accounting policies) change any accounting policy applied by a member of the SMX Group to report their financial position in any material respect other than any change required by a change in the Accounting Standards or US GAAP;

(f)

(tax) settle or compromise or make, change or revoke any concessions in relation to any material Tax claims, liabilities or disputes or make any election in relation to Tax, adopting a position in relation to Tax, or otherwise engage in any transaction, act or event which gives rise to any Tax liability which is outside the ordinary course of business as it was conducted prior to the date of this document;

(g)

(legal proceedings) settle any legal proceedings, claim, investigation, arbitration or other like proceedings, except where such settlement would result in monetary obligations involving the payment of monies of not more than A$400,000 in the aggregate or A$100,000 individually, does not involve the imposition of injunctive relief or other non-monetary obligations, including admission of wrongdoing (other than to pay such monies or customary confidentiality or other non-monetary obligations that are incidental to the agreement to pay such monies) on the SMX Group (or on the Merged Group after implementation of the Scheme) and would not create any adverse precedent that would be material to the SMX Group (or the Merged Group after implementation of the Scheme);

(h)

(compensation and employment arrangements) other than as required pursuant to the terms of an SMX Employee Plan in place as of the date of this document and included in the SMX Data Room (having library reference number I), or adopted or amended not in violation of this document, or as is necessary to comply with clause 4.7:

(i)

increase the remuneration of, or otherwise vary the service or employment arrangements with, any of its current or former directors, officers, or employees, other than annual increases in remuneration or benefits for employees, made in the ordinary course of business consistent with past practice that, in each case, do not exceed 50% of such individual’s annual cash compensation immediately prior to the increase;

(ii)	grant any new equity-based awards or amend or modify the terms of any outstanding equity-based awards;

(iii)	pay or award, or agree to pay or award, any cash bonuses or cash incentive compensation, termination or retention payments;

(iv)

pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit in excess of those in place as of the date of this document and included in the SMX Data Room (having library reference number I) or permitted in accordance with clause 9.3(h)(vii);

(v)

enter into any new, or amend any existing, employment, change in control, retention or severance or termination agreement with any current or former director, officer, employee or other service provider, other than (i) agreements with new hires or newly promoted employees who are permitted to be hired or promoted under clause 9.3(h)(vii) where such agreements are materially consistent with those provided to other similarly situated employees and do not provide any retention, equity award grants or enhanced (change in control) severance or (ii) to provide severance compensation and severance benefits (excluding any enhanced change in control severance) in the ordinary course of business as it was conducted prior to the date of this document to employees who are terminated under circumstances permitted by clauses 9.3(h)(v) and 9.3(h)(vii);

(vi)	establish any SMX Employee Plan which was not in place as at the date of this document, or amend or terminate any SMX Employee Plan, other than as contemplated by clause 4.7;

(vii)

offer employment to, promote an existing employee, or terminate the employment of any employee or individual service provider who is a second level report to the CEO and above, other than terminations for “cause” (as determined by the SMX Group in its reasonable discretion);

(viii)	enter into, amend or terminate any collective bargaining agreement or other labor agreement; or

(ix)	waive any non-competition or non-solicitation obligation of any direct report of either of the SMX Chief Executive Officers (each a “CEO Direct Report”) or any direct report of a CEO Direct Report;

(i)

(accelerate rights) accelerate or fund the rights of any of its directors, officers or employees to compensation or benefits of any kind (including under any SMX executive or employee share plans), other than as permitted under clause 9.3(h) or as required pursuant to the terms of the SMX Employee Plan;

(j)

(Intellectual Property) (A) sell, assign, transfer or grant any exclusive license to, or (B) abandon or permit to let lapse or expire (other than immaterial in-bound licenses to the SMX Group that the SMX Group would allow to expire in the ordinary course of business in accordance with their terms), any Intellectual Property material to the business of the SMX Group as conducted as of the date of this document, and as proposed by the SMX Group as of the date of this document to be conducted in the future;

(k)

(Encumbrance) creates any Encumbrance over or declares itself the trustee of any part of its business or assets, other than a lien that arising by operation of law, legislation or in the ordinary course of business;

(l)	(indebtedness) incur, assume, guarantee or become liable for any Indebtedness, other than:

(i)

US$3 million in medium term notes, secured against SMX’s shares in True Gold Consortium Pty Ltd, which are not convertible into equity in SMX, with attaching warrants in Parent, on terms approved by Lionheart in writing (provided, for the avoidance of doubt, Lionheart may elect, in its sole discretion, to cause the proceeds of the notes to be used to fund all or any portion of Sponsor’s obligation to deposit funds into the Trust Fund in connection with an extension of the End Date pursuant to Section 9.1(b) of the SPAC Amended and Restated Certificate of Incorporation);

(ii)	intercompany Indebtedness;

(iii)	guarantees by SMX or any direct or indirect wholly owned Subsidiary of SMX of indebtedness of SMX or any other direct or indirect wholly owned Subsidiary of SMX; or

(iv)

any Indebtedness incurred to refinance, roll over, replace or renew any Indebtedness already outstanding as of the date of this document, provided that (A) the principal amount of such refinancing, roll-over, replacement or renewed Indebtedness is not materially greater than the principal amount of the Indebtedness being refinanced, rolled over, replaced or renewed (plus accrued interest, and a reasonable amount of premium, fees and expenses incurred in connection with such refinancing), (B) such Indebtedness is on terms consistent in all material respects with the Indebtedness being refinanced, rolled over, replaced or renewed, taking into account conditions in the capital markets at the time such Indebtedness is incurred, and (C) such Indebtedness does not consist of securities or instruments convertible into securities;

(m)	(real property)

(i)	acquire or agree to acquire any material real property or enter into, or agree to enter into, any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee);

(ii)

sell, assign, dispose of, surrender or exercise any right to terminate, or agree to sell, assign, dispose of, surrender or exercise any right to terminate, any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) other than, in each case, expirations or surrenders of any leases or subleases in accordance with their terms or in the ordinary course of business;

(iii)	materially modify or amend or exercise any right to renew any material lease, or waive any material term or condition thereof or grant any consents thereunder; or

(iv)

grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting, in any material respect, any material real property leased by a member of the SMX Group, or any interest therein or part thereof;

(n)	(Prescribed Events) take any action that, or fail to take any action whose omission, would give rise to any SMX Prescribed Event; or

(o)	(agree) agree to do any of the matters set out above.

9.4	Exceptions to SMX conduct of business provisions

Nothing in this clause 9 restricts the ability of SMX to take any action which:

(a)	is expressly required or permitted by this document, the Scheme, the BCA, the other Transaction Documents or otherwise required by law or regulation;

(b)	has been Disclosed to Lionheart in the SMX Disclosure Letter;

(c)	has been agreed to in writing by Lionheart (with such agreement not to be unreasonably withheld, delayed or conditioned); or

(d)

is reasonably and prudently required to respond to any epidemic, pandemic (including COVID-19 or any COVID-19 Measures), hurricane, earthquake, flood, weather conditions, calamity or other natural disaster, act of God or other force majeure event (or any worsening of or recovery from any of the foregoing).

9.5	Lionheart conduct of business

(a)

Other than with the prior written approval of SMX (such approval not to be unreasonably withheld, delayed or conditioned), Lionheart must, from the date of this document up to and including the Implementation Date, use reasonable best efforts to ensure that Lionheart and each member of the Lionheart Group:

(i)	(business and material assets) maintains the condition of its business and material assets in all material respects;

(ii)	(key officers and employees) keeps available the services of its key officers and key employees; and

(iii)	(relationships) preserves its material relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom it has business dealings in all material respects.

(b)

Other than with the prior written approval of SMX (such approval not to be unreasonably withheld or delayed), from the date of this document up to and including the earlier of termination of this document in accordance with its terms and the Implementation Date, Lionheart must, and must cause each member of the Lionheart Group to, not take any action that, or fail to take any action whose omission, would give rise to any Lionheart Prescribed Event.

(c)	Nothing in this clause 9.5 restricts the ability of Lionheart to take any action which:

(i)	is expressly required or permitted by this document, the Scheme, the BCA, the other Transaction Documents or otherwise required by law or regulation;

(ii)	has been Disclosed to SMX in the Lionheart Disclosure Letter;

(iii)	has been agreed to in writing by SMX (with such agreement not to be unreasonably withheld, delayed or conditioned); or

(iv)

is reasonably and prudently required to respond to any epidemic, pandemic (including COVID-19 or any COVID-19 Measures), hurricane, earthquake, flood, weather conditions, calamity or other natural disaster, act of God or other force majeure event (or any worsening of or recovery from any of the foregoing).

9.6	Parent conduct of business

Other than with the prior written approval of Lionheart (such approval not to be unreasonably withheld or delayed) Parent must not and must cause its Subsidiaries not to, and SMX must ensure that Parent does not and causes its Subsidiaries not to, from the date of this document up to and including the Implementation Date, except to the extent contemplated by this document, the BCA, the Schemes, or any other Transaction Document:

(a)	(conduct) carry on business, grant any right or incur any liability;

(b)	(conversion) convert all or any of its shares into a larger or smaller number of shares;

(c)	(ownership) permit any transfer of its shares to occur, or any Encumbrance or trust to be created over or in respect of its shares (or any interest in them);

(d)	(reduction of share capital) resolve to reduce its share capital in any way or resolve to reclassify, combine, split or redeem or repurchase directly or indirectly any of its shares;

(e)	(buy-back)

(i)	repurchase, redeem or otherwise acquire any shares of capital stock of Parent, or agree to do any of the foregoing;

(ii)	enter into a buy-back agreement; or

(iii)	resolve to approve the terms of a buy-back agreement;

(f)	(distribution) make or declare, or announce an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie);

(g)	(issuing or granting shares or options)

(i)	issue any shares;

(ii)	grant an option over its shares; or

(iii)	agree to make an issue of or grant an option over shares;

(h)	(securities or other instruments) issue or agree to issue securities or other instruments convertible into shares;

(i)	(constitution) adopt a new constitution or modify or repeal its constitution or a provision of it;

(j)	(acquisitions, disposals or tenders):

(i)	acquire or dispose of;

(ii)	agree to acquire or dispose of; or

(iii)	offer, propose, announce a bid or tenders for,

any business, entity or undertaking or assets;

(k)	(encumbrances) create, or agree to create, any Encumbrance over or declares itself the trustee of any of its business or property;

(l)	(merger) merge or consolidate with any other person or restructure, reorganise or completely or partially liquidates or dissolve;

(m)	(Insolvency) become Insolvent;

(n)	(contracts) enter into any agreement, contract or commitment;

(o)	(employees) engage any employee;

(p)	(indebtedness) incur, assume, guarantee or become liable for any Indebtedness;

(q)	(expenditure) incur or make any expenditure;

(r)	(assets) own any real or personal property;

(s)	(legal proceedings) commence any legal proceedings, or threaten to do so.

9.7	Access to people and SMX Information

Between the date of this document and the Implementation Date, SMX must, and must procure that each other member of the SMX Group:

(a)

as soon as reasonably practicable provides Lionheart and its officers and advisers with any documents, records, and other information (subject to any existing confidentiality obligations owed to third parties, or applicable privacy laws) reasonably requested by them and provide Lionheart and its officers and advisers with reasonable access to SMX’s officers and advisers which Lionheart reasonably requires for the purposes of:

(i)	understanding SMX’s financial position (including its cash flow and working capital position), trading performance and management control systems;

(ii)	implementing the Scheme; and

(iii)	preparing for carrying on the business of SMX following implementation of the Scheme; and

(iv)

any other purpose which is agreed in writing between the parties (acting reasonably), provided that compliance with any such request would not, in the reasonable opinion of SMX (acting in good faith), result in undue disruption to the SMX Group’s business and provided that SMX is not required to facilitate physical access where SMX is restricted from doing so by any COVID-19 Measures; and

(b)

SMX will not be required to provide any access or take any action contemplated by this clause 9.7 to the extent that to do so would breach, any applicable law or regulation or any obligations of confidentiality owed to third parties as of the date of this document, or result in the loss of legal privilege or to do so would cause undue disruption to the SMX Group’s business, provided, that SMX shall, and shall cause its Subsidiaries to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including (x) obtaining any required consent from any third party and (y) redacting such information only to the extent necessary to comply with any law, regulation or obligation of confidentiality or to prevent loss of legal privilege) and to provide such information as to the applicable matter as can be conveyed.

9.8	PIPE Investment

Without limiting anything to the contrary contained herein, between the date hereof and 8:00am on the Second Court Date, each of SMX and Lionheart may, but shall not be required to, enter into (and subsequently consummate) subscription agreements with investors relating to a private investment to purchase Lionheart A Shares or other securities of SMX or Lionheart in connection with a private placement, and/or enter into backstop or redemption waiver arrangements with potential investors, in either case on terms mutually agreeable to the Lionheart, SMX and Parent, acting reasonably (a PIPE Investment), and, if either SMX or Lionheart elects to seek a PIPE Investment, the other parties shall, and shall use commercially reasonable efforts to cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE Investment and use their respective commercially reasonable efforts to cause such PIPE Investment to occur (including having such party’s senior management participate in any investor meetings and roadshows as reasonably requested by the other party).

10.	Exclusivity

10.1	No existing discussions

(a)	Lionheart represents and warrants to SMX that:

(i)

at the date of this document neither it nor any of its Representatives is party to any agreement or arrangement with any person entered into in relation to, or for the purposes of facilitating a Lionheart Competing Transaction;

(ii)

at the date of this document neither it, nor any of its Representatives is directly or indirectly participating in any discussions or negotiations with a person in relation to, or with a view to, or that might reasonably be expected to encourage or lead to, a Lionheart Competing Transaction; and

(iii)

on the date of this document it will terminate any due diligence access granted to a person for the purpose of the person making, formulating, developing or finalising a Lionheart Competing Transaction and it will promptly request the return of all confidential information of Lionheart from any such party and terminate its access to any such confidential information on an ongoing basis. Lionheart agrees to not waive, and to enforce, any standstill obligations owed to Lionheart (to the extent applicable).

(a)	SMX represents and warrants to Lionheart that:

(i)

at the date of this document neither it nor any of its Representatives nor Parent or any of its Representatives is party to any agreement or arrangement with any person entered into in relation to, or for the purposes of facilitating a SMX Competing Transaction;

(ii)

at the date of this document neither it, nor any of its Representatives nor Parent or any or its Representatives, is directly or indirectly participating in any discussions or negotiations with a person in relation to, or with a view to, or that might reasonably be expected to encourage or lead to, a SMX Competing Transaction; and

(iii)

on the date of this document it will terminate any due diligence access granted to a person for the purpose of the person making, formulating, developing or finalising a SMX Competing Transaction and it will promptly request the return of all confidential information of SMX from any such party and terminate its access to any such confidential information on an ongoing basis. SMX agrees to not waive, and to enforce, any standstill obligations owed to SMX (to the extent applicable).

10.2	No-shop

During the Exclusivity Period, SMX and Lionheart must ensure that neither it nor any of their Representatives and SMX must ensure that neither Parent nor any of its Representatives, directly or indirectly:

(a)	solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions; or

(b)	communicates any intention to do any of these things,

with a view to obtaining any offer, proposal or expression of interest from any person in the case of SMX or Parent, in relation to an SMX Competing Transaction and in the case of Lionheart, a Lionheart Competing Transaction.

10.3	No-talk

Subject to clause 10.5, during the Exclusivity Period, SMX and Lionheart must ensure that neither they nor any of its Representatives, and SMX must ensure that neither Parent nor any of its Representatives:

(a)	negotiate or enter into negotiations or discussions regarding; or

(b)	participates in negotiations or discussions with any other person regarding,

in the case of SMX or Parent any SMX Competing Transaction and in the case of Lionheart any Lionheart Competing Transaction or any agreement, understanding or arrangement that could be reasonably expected to lead to in the case of SMX or Parent, any SMX Competing Transaction or in the case of Lionheart, any Lionheart Competing Transaction, even if that person’s SMX Competing Transaction or Lionheart Competing Transaction was not directly or indirectly solicited, invited, encouraged or initiated by SMX, Parent or Lionheart (as the case may be) any of their Representatives or the person has publicly announced the SMX Competing Transaction or Lionheart Competing Transaction.

10.4	Due diligence information

Subject to clauses 10.5 and 10.6, during the Exclusivity Period, each party must ensure that neither they nor any of their Representatives, and SMX must ensure that neither Parent nor any of its Representatives:

(a)

enables any other person other than another party or their Representatives to undertake due diligence investigations in the case of SMX or Parent, on any member of the SMX Group or their business or operations or in the case of Lionheart, on any member of the Lionheart Group or their businesses or operations, or solicit, invite, initiate, encourage, facilitate or permit any other person other than the other party to this deed or their Representatives to undertake due diligence investigations, in the case of SMX or Parent, on any member of the SMX Group or their business or operations or in the case of Lionheart, on any member or Lionheart Group or any of their businesses or operations, in connection with the person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, in the case of SMX or Parent, any SMX Competing Transaction or in the case of Lionheart, any Lionheart Competing Transaction; or

(b)

makes available to any other person, or permits any other person to receive, other than another party or its Representatives (in the course of due diligence investigations or otherwise) any non-public information relating to any member, in the case of SMX or Parent, of the SMX Group or their business or operations or in the case of Lionheart, of the Lionheart Group or their businesses or operations in connection with the person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, in the case of SMX or Parent, any SMX Competing Transaction or in the case of Lionheart, any Lionheart Competing Transaction.

10.5	Exceptions

Clause 10.3 and 10.4 do not apply to the extent that they restrict SMX or the SMX Board from taking or refusing to take any action with respect to a genuine SMX Competing Transaction that did not result, directly or indirectly, from a material breach of clauses 10.2, 10.3 or 10.4, provided that the SMX Board has determined, in good faith:

(a)	after receiving advice from its external financial advisors, that the SMX Competing Transaction is, or would reasonably be expected to become, an SMX Superior Proposal; and

(b)

after receiving written advice from its external legal advisors, that failing to respond to the SMX Competing Transaction would be reasonably likely to constitute a breach of any member of the SMX Board’s fiduciary or statutory obligations, provided that if SMX makes available to any such offeror any non-public information relating to any member of the SMX Group or their businesses or operations, SMX may only do so pursuant to a confidentiality agreement with terms no less favourable in the aggregate to SMX than those contained in the Confidentiality Agreement.

10.6	Further exceptions

Subject to the Confidentiality Agreement, nothing in this document prevents SMX or Lionheart from:

(a)	continuing to make normal presentations to, and to respond to enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to the Scheme or its business generally; or

(b)	fulfilling its continuous disclosure requirements as required by law.

10.7	Notice of unsolicited approach

(a)

During the Exclusivity Period, SMX and Lionheart must promptly (and in any event within 24 hours) inform the other party if it or, to its knowledge, any of its Representatives, or in the case of SMX, Parent or any of its Representatives:

(i)	receives any approach with respect to in the case of SMX or Parent, any SMX Competing Transaction and in the case of Lionheart, any Lionheart Competing Transaction;

(ii)

receives any request for information in the case of SMX or Parent, relating to any member of the SMX Group or their business or operations or in the case of Lionheart, relating to any member of the Lionheart Group any of their businesses or operations or any request for access to any non-public information in the case of SMX or Parent, in respect of any member of the SMX Group or their business or operations or in the case of Lionheart, in respect of any member of the Lionheart Group or their business or operations in connection with in the case of SMX or Parent, a current or future SMX Competing Transaction or in the case of Lionheart, a current or future Lionheart Competing Transaction; or

(iii)

provides any information relating in the case of SMX or Parent, to any member of the SMX Group or their business or operations or in the case of Lionheart, any member of the Lionheart Group or any of their businesses or operations to any person in connection with or for the purposes of, in the case of SMX or Parent, a current or future SMX Competing Transaction or in the case of Lionheart, a current or future Lionheart Competing Transaction.

(b)	A notice given under clause 10.7(a) must be accompanied by all material details of the relevant event, including (as the case may be):

(i)

the identity of the person who made the relevant approach, inquiry or proposal to initiate discussions or negotiations referred to in clause 10.7(a)(i), who made the relevant request for information referred to in clause 10.7(a)(ii), or to whom any information referred to in clause 10.7(a)(iii) was provided;

(ii)

the material terms and conditions (including price, conditions precedent, timetable and break or reimbursement fee (if any), or any other similar material terms) in the case of SMX, of any SMX Competing Transaction or any proposed SMX Competing Transaction (to the extent known) and in the case of Lionheart, of any Lionheart Competing Transaction or any proposed Lionheart Competing Transaction (to the extent known); and

(iii)	the nature of the information requested and/or provided.

(c)	During the Exclusivity Period, SMX must promptly provide Lionheart with:

(i)	in the case of written materials, a copy of; or

(ii)	in any other case, a written statement of,

any non-public information relating to SMX, its Related Bodies Corporate or any of their respective businesses and operations made available to or received by any person from SMX or any of its Representatives, or Parent or any of its Representatives in connection with the person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an SMX Competing Transaction and which differs from, or is more extensive than, the information which has been provided to Lionheart.

(d)

Without limiting SMX’s other obligations under this clause 10.7, SMX shall keep Lionheart reasonably informed, and must ensure that Parent keeps Lionheart reasonably informed, on a prompt and timely basis of the status and material terms and of any material developments, discussions or negotiations regarding any SMX Competing Transaction or proposed SMX Competing Transaction and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), within 24 hours after the receipt or delivery thereof, keep Lionheart reasonably informed on a prompt and timely basis as to the nature of any non-public information requested of SMX or Parent with respect thereto, and provide information regarding any SMX Competing Transaction or proposed SMX Competing Transaction reasonably requested by Lionheart.

10.8	Matching right

Without limiting clauses 10.2, 10.3 or 10.4, during the Exclusivity Period, SMX:

(a)

must not, and must ensure that each of its Related Bodies Corporate and Parent (and Parent’s Related Bodies Corporate) do not, enter into any agreement, arrangement or understanding (whether or not in writing) pursuant to which a third party or SMX or Parent (or any Related Body Corporate of SMX or Parent) proposes (or both a third party and SMX and/or Parent propose) to undertake or give effect to an actual, proposed or potential SMX Competing Transaction; and

(b)

must procure that the SMX Board does not change (and no SMX Director changes) its recommendation in favour of the Capital Reduction and Scheme to publicly recommend an actual, proposed or potential SMX Competing Transaction, unless:

(c)	the SMX Board acting in good faith after taking advice from its outside legal adviser and financial adviser, determines that the SMX Competing Transaction constitutes an SMX Superior Proposal;

(d)

the SMX Board, after receiving such legal advice from its external legal advisers, determines that the failure to take such actions specified in clause 10.8(a) and/or 10.8(b) would be reasonably likely to constitute a breach of any member of the SMX Board’s fiduciary or statutory duties to SMX Shareholders;

(e)

SMX has provided Lionheart with the material terms and conditions of the SMX Competing Transaction to the extent required by clause 10.7(b) and a written explanation as to why it considers that the SMX Competing Transaction constitutes an SMX Superior Proposal;

(f)

for at least 5 Business Days, SMX and its Representatives have negotiated in good faith with Lionheart and its Representatives, to the extent Lionheart wishes to negotiate and make itself reasonably available to negotiate, to enable Lionheart to propose revisions to the terms of this document; and

(g)

upon the expiry of such 5 Business Days’ negotiation period, the SMX Board has considered in good faith any proposed revisions to the terms of this document proposed by Lionheart, and has determined in good faith, after taking advice from its outside legal adviser and financial adviser, that such SMX Competing Transaction would nevertheless continue to constitute an SMX Superior Proposal if such revisions proposed by Lionheart were to be given effect and that the failure to take the actions specified in clause 10.8(a) and/or 10.8(b) would continue to constitute a breach of any member of the SMX Board’s fiduciary or statutory duties to SMX Shareholders, in which case SMX must promptly provide Lionheart with reasons for that determination and Lionheart may (but is not obliged to) further propose revisions to the terms of this document within a further period of 2 Business Days (which must be considered by SMX in accordance with this clause 10.8(g)).

If following receipt of proposed revisions to the terms of this document by Lionheart in accordance with clause 10.8(g), the SMX Board does not determine in accordance with clause 10.8(g)) that the SMX Competing Transaction would continue to constitute an SMX Superior Proposal if such revisions proposed by Lionheart were to be given effect, then SMX and Lionheart must use commercially reasonable endeavours to enter into an amended agreement giving effect to the proposed revisions within 10 Business Days.

SMX agrees that each successive material modification to the terms of any SMX Competing Transaction will constitute a new SMX Competing Transaction for the purposes of clause 10.8 and accordingly SMX must comply with this clause 10.8 in respect of any new SMX Competing Transaction.

10.9	Legal advice

Each of SMX and Lionheart acknowledges that it has received legal advice on this document and the operation of this clause.

11.	Lionheart Break Fee

11.1	Acknowledgement and agreement

Each party:

(a)	believes that the implementation of the Transactions will provide significant benefits to its shareholders and the shareholders of the other party; and

(b)

acknowledges and agrees that if it enters into this deed and the Transactions are subsequently not implemented, the Lionheart Group will have incurred significant costs, including significant opportunity costs.

11.2	SMX acknowledgement

SMX acknowledges and agrees that:

(a)	the Lionheart Group incurred and will continue to incur significant costs and expenses in pursuing the Transactions, including:

(i)	legal, financial and other professional advisory costs;

(ii)	costs of management and directors’ time;

(iii)	funding costs;

(iv)	out of pocket expenses; and

(v)	opportunity costs of pursuing the Transactions or in not pursuing alternative transactions or business opportunities;

(b)	the costs and expenses actually incurred by the Lionheart Group are of such nature that they cannot accurately be ascertained;

(c)	the Lionheart Break Fee is a genuine and reasonable estimate of the costs and expenses that have been or will be actually incurred by the Lionheart Group in pursuing the Transactions;

(d)	the Lionheart Group has negotiated the inclusion of clause 11.3 in this deed and would not have entered into this deed without it; and

(e)

the SMX Board has received external legal and financial advice in relation to this clause 11 and has concluded that it is reasonable and appropriate for SMX to agree to payment of the Lionheart Break Fee in the circumstances described in clause 11.3 in order to secure the Lionheart Group’s entry into this deed.

11.3	Circumstances where Lionheart Break Fee payable

Subject to clauses 11.4(a) and 11.6(a), SMX must pay the Lionheart Break Fee to Lionheart without withholding or set off if:

(a)	failure or change to recommendation of Scheme: during the Exclusivity Period, any SMX Director (even if permitted by this deed):

(i)

withdraws, changes, qualifies, adversely revises or adversely qualifies their support of the Capital Reduction and Scheme or their recommendation that Scheme Participants vote in favour of the Capital Reduction and Scheme or intention to vote in favour of the Capital Reduction and Scheme or fails to recommend that SMX Shareholders vote in favour of the Capital Reduction and Scheme and state they intend to vote in favour of the Capital Reduction and Scheme in the manner described in clause 7.1 (including for the avoidance of doubt, whether or not SMX has used is best endeavours to procure the recommendation);

(ii)	makes a statement:

(A)	supporting, endorsing or recommending any SMX Competing Transaction;

(B)	to the effect that they no longer support the Scheme or Option Scheme; or

(C)	otherwise indicating that they no longer recommend the Transactions,

unless:

(iii)

the Independent Expert concludes in the Independent Expert’s Report (or in any update of, or revision, amendment or addendum to that report), that the Capital Reduction and Scheme is not in the best interests of Scheme Participants (other than where the conclusion is due to the existence of a proposal for an SMX Competing Transaction); or

(iv)

a Governmental Authority of competent jurisdiction requires that he or she abstains from making a recommendation due to an interest the SMX Director has in the Capital Reduction and Scheme that renders it inappropriate for him or her to make or maintain and provided that in such a case the SMX Director:

(A)	simply abstains from making a recommendation in respect of the Capital Reduction and Scheme and does not adversely change or qualify their recommendation; and

(B)	does not make a statement of the kind set out in clause 11.3(a)(ii);

(b)

SMX Competing Transaction: an SMX Competing Transaction is announced or made on or before the Second Court Date and, within 12 months of the date of such announcement, the party making the proposal or an Associate of that party:

(i)	completes in all material respects a transaction of the kind referred to in paragraphs (a)(ii), (a)(iii), (a)(iv) or (b) of the definition of SMX Competing Transaction; or

(ii)

directly or indirectly acquires a Relevant Interest in, or has, or has a right to acquire, a legal, beneficial or economic interest in or control of, 50% of more of SMX Shares or Voting Power of 50% or more in SMX.

(c)	Lionheart termination: Lionheart terminates this deed under clauses 14.1(d).

(d)

failure or change to recommendation of Option Scheme: during the Exclusivity Period, any SMX Director (even if permitted by this deed) withdraws, changes, qualifies, adversely revises or adversely qualifies their support of the Option Scheme or their recommendation that Option Scheme Participants vote in favour of the Option Scheme or intention to vote in favour of the Option Scheme or fails to recommend that Option Scheme Participants vote in favour of the Option Scheme and state they intend to vote in favour of the Option Scheme in the manner described in clause 7.1 (including for the avoidance of doubt, whether or not SMX has used is best endeavours to procure the recommendation), unless:

(i)

the Independent Expert concludes in the Independent Expert’s Report (or in any update of, or revision, amendment or addendum to that report), that the Option Scheme is not in the best interests of Option Scheme Participants (other than where the conclusion is due to the existence of a proposal for an SMX Competing Transaction);

(ii)

a Governmental Authority of competent jurisdiction requires that he or she abstains from making a recommendation due to an interest the SMX Director has in the Option Scheme that renders it inappropriate for him or her to make or maintain and provided that in such a case the SMX Director:

(A)	simply abstains from making a recommendation in respect of the Option Scheme and does not adversely change or qualify their recommendation; and

(B)	does not make a statement of the kind set out in clause 11.3(a)(ii);

(e)

(failure of condition precedent) The Condition Precedent in clause 3.1(u) (SMX securities) or clause 3.1(i) (SMX Representations and Warranties and Parent Representations and Warranties) is not satisfied, or becomes incapable of being satisfied, by the End Date.

11.4	Lionheart Break fee not payable

Notwithstanding anything else in this deed if the Scheme becomes Effective, then:

(a)	the Lionheart Break Fee is not payable by SMX to Lionheart; and

(b)	if the Lionheart Break Fee has been paid in whole or part by SMX to Lionheart, it must be refunded by Lionheart to SMX within five Business Days after receiving a written demand for payment from SMX.

11.5	Payment of Lionheart Break Fee

(a)	If the Lionheart Break Fee becomes payable under this deed, SMX must pay it without withholding or set-off within 20 Business Days after receipt of a written demand

(b)

The Lionheart Break Fee is payable by SMX to Lionheart only once and, if actually paid to Lionheart in full, Lionheart cannot make any Claim against SMX for any further payment of the Lionheart Break Fee.

(c)	Notwithstanding any other provision of this deed, but subject to clause 11.5(d):

(i)	the maximum aggregate liability of SMX to Lionheart under or in connection with this deed including in respect of any breach of this deed will be the amount of the Lionheart Break Fee;

(ii)

a payment by SMX of the Lionheart Break Fee in accordance with this clause 11 represents the sole and absolute liability of SMX to Lionheart under or in connection with this deed and no further damages, fees, expenses or reimbursements of any kind will be payable by SMX to Lionheart in connection with this deed; and

(iii)

the amount of the Lionheart Break Fee payable to Lionheart under this clause 11 shall be reduced by the amount of any loss or damage recovered by Lionheart in relation to a breach of any other clause of this deed.

(d)	Clause 11.5(c) does not limit the liability of SMX under or in connection with this deed in respect of any fraud or wilful material breach of this deed by SMX.

11.6	Amendments to Lionheart Break Fee Arrangements

(a)	If any of the following occurs:

(i)	ASIC requires any modification to the Lionheart Break Fee Arrangements as a condition of not opposing the Scheme;

(ii)	the Court requires any modification to the Lionheart Break Fee Arrangements as a condition of making orders convening the Scheme Meeting; or

(iii)

as a result of an application to the Takeovers Panel by a party other than SMX or its Representatives, the Takeovers Panel indicates to either party in writing that, in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cth) to modify the Lionheart Break Fee Arrangements, it will make a declaration of unacceptable circumstances, then, subject to clause 11.6(c), the parties must amend this clause 11 to the extent required to give effect to the requirements of ASIC, the Court or the Takeovers Panel, as the case may be, and in the circumstances referred to in clause 11.6(a)(iii) must give the required undertakings.

(b)	The parties:

(i)	must not request ASIC to review, or make or cause or permit to be made any application to the Court or the Takeovers Panel in respect of, the Lionheart Break Fee Arrangements; and

(ii)	must take all reasonable steps to ensure that any modification to clause 11 required by ASIC or the Court or any undertaking required by the Takeovers Panel, has the minimum effect possible.

(c)	The parties are only required under clause 11.6(a) to make a modification, or give an undertaking to modify, clause 11 if:

(i)

no appeal or review proceedings are available from the decision to impose the requirement or the period for lodging an appeal or commencing review proceedings has expired without an appeal having been lodged or review proceedings commenced; or

(ii)	SMX and Lionheart agree in writing not to appeal or seek review of the decision to impose the requirement.

12.	SMX Break Fee

12.1	Acknowledgement and agreement

Each party:

(a)	believes that the implementation of the Transactions will provide significant benefits to its shareholders and the shareholders of the other party; and

(b)	acknowledges and agrees that if it enters into this deed and the Transactions are subsequently not implemented, SMX will have incurred significant costs, including significant opportunity costs.

12.2	Lionheart acknowledgement

Lionheart Group acknowledges and agrees that:

(a)	SMX incurred and will continue to incur significant costs and expenses in pursuing the Transactions, including:

(i)	legal, financial and other professional advisory costs;

(ii)	costs of management and directors’ time;

(iii)	funding costs;

(iv)	out of pocket expenses; and

(v)	opportunity costs of pursuing the Transactions or in not pursuing alternative transactions or business opportunities;

(b)	the costs and expenses actually incurred by SMX are of such nature that they cannot accurately be ascertained;

(c)	the SMX Break Fee is a genuine and reasonable estimate of the costs and expenses that have been or will be actually incurred by SMX in pursuing the Transactions;

(d)	SMX has negotiated the inclusion of clause 12.3 in this deed and would not have entered into this deed without it; and

(e)

the Lionheart Board has received external legal and financial advice in relation to this clause 12 and has concluded that it is reasonable and appropriate for Lionheart to agree to payment of the SMX Break Fee in the circumstances described in clause 12.3 in order to secure SMX’s entry into this deed.

12.3	Circumstances where SMX Break Fee payable

Subject to clauses 12.4(a), Lionheart must pay the SMX Break Fee to SMX without withholding or set off if:

(a)	failure or change to recommendation: during the Exclusivity Period, any Lionheart Director (even if permitted by this deed):

(i)

withdraws, changes, qualifies, adversely revises or adversely qualifies their support of the Lionheart Proposals or their recommendation that Lionheart Shareholders vote in favour of the Lionheart Proposals or fails to recommend that Lionheart Shareholders vote in favour of the Lionheart Proposals in the manner described in clause 7.2;

(ii)	makes a statement:

(A)	supporting, endorsing or recommending any Lionheart Competing Transaction;

(B)	to the effect that they no longer support the Lionheart Proposals; or

(C)	otherwise indicating that they no longer recommend the Lionheart Proposals,

unless:

(iii)	a Governmental Authority of competent jurisdiction requires that he or she abstains from making a recommendation, provided that in such a case, the Lionheart Director:

(A)	simply abstains from making a recommendation in respect of the Lionheart Proposals and does not adversely change or qualify their recommendation; and

(B)	does not make a statement of the kind set out in clause 12.3(a)(ii).

(b)

Lionheart Competing Transaction: a Lionheart Competing Transaction is announced or made on or before the Second Court Date and, within 12 months of the date of such announcement, the party making the proposal or an Associate of that party:

(i)	completes in all material respects a transaction of the kind referred to in paragraph (b) of the definition of Lionheart Competing Transaction; or

(ii)

directly or indirectly acquires a Relevant Interest in or becomes the holder of or has a right to acquire a legal, beneficial or economic interest in, or control of, securities representing 50% or more of the total outstanding voting power of Lionheart (other than as a custodian, nominee or bare trustee).

(c)	SMX termination: SMX terminates this deed under clause 14.1(d).

(d)	(failure of condition precedent) The Condition Precedent in clause 3.1(l) (Lionheart Representations and Warranties) is not satisfied, or becomes incapable of being satisfied, by the End Date.

12.4	SMX Break Fee not payable

(a)	Notwithstanding anything else in this deed, if the Scheme becomes Effective:

(i)	the SMX Break Fee is not payable by Lionheart to SMX; and

(ii)	if the SMX Break Fee has been paid in whole or part by Lionheart to SMX, it must be refunded by SMX to Lionheart within five Business Days after receiving a written demand for payment from Lionheart.

12.5	Payment of SMX Break Fee

(a)	If the SMX Break Fee becomes payable under this deed, Lionheart must pay it without withholding or set-off within 20 Business Days after receipt of a written demand.

(b)	The SMX Break Fee is payable by Lionheart to SMX only once and, if actually paid to SMX in full, SMX cannot make any Claim against Lionheart for any further payment of the SMX Break Fee.

(c)	Notwithstanding any other provision of this deed, but subject to clause 12.5(d):

(i)	the maximum aggregate liability of Lionheart to SMX under or in connection with this deed including in respect of any breach of this deed will be the amount of the SMX Break Fee;

(ii)

a payment by Lionheart of the SMX Break Fee in accordance with this clause 12 represents the sole and absolute liability of Lionheart to SMX under or in connection with this deed and no further damages, fees, expenses or reimbursements of any kind will be payable by Lionheart to SMX in connection with this deed; and

(iii)	the amount of the SMX Break Fee payable to SMX under this clause 12 shall be reduced by the amount of any loss or damage recovered by SMX in relation to a breach of any other clause of this deed.

(d)	Clause 12.5(c) does not limit the liability of Lionheart under or in connection with this deed in respect of any fraud or wilful material breach of this deed by Lionheart.

13.	Representations and warranties

13.1	SMX’s representations and warranties

Except as Disclosed to Lionheart in the SMX Disclosure Letter, SMX represents and warrants to Lionheart (on its own behalf and separately as trustee or nominee for each of the Lionheart directors) that each of the following statements is true and correct at the date of this deed and on each subsequent day until and including 8.00am on the Second Court Date (except where any statement is expressed to be made only at a particular date):

(a)	(status)

(i)

it and each other member of the SMX Group has been incorporated or formed in accordance with the laws of its place of incorporation and remains in good standing thereunder, except in the case of such other members, where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect;

(ii)	there are no restrictions on the ability of any SMX Subsidiary to pay dividends or distributions except for restrictions imposed by applicable law.

(b)	(power)

(i)	it has power to enter into this document, the BCA and each other Transaction Document to which it is a party, to comply with its obligations under them and exercise its rights under them;

(ii)

it and each other member of the SMX Group has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, except in relation to such other members, where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect;

(c)

(no contravention) the entry by it into, and its compliance with its obligations and the exercise of its rights under, this document, the BCA and each other Transaction Document to which it is a party does not and will not conflict with or breach (or constitute an event of default, prepayment event or similar event, or give another party a termination right or right to accelerate any right or obligation, including a right to obligation to any payments or fees):

(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded;

(ii)	any applicable law binding on it or its assets, except where any conflict would not, individually or in the aggregate, reasonably be expected to have an SMX Material Adverse Effect; or

(iii)

any other document or agreement that is binding on any member of the SMX Group, except where any conflict or breach would not, individually or in the aggregate, reasonably be expected to have an SMX Material Adverse Effect;

(d)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the NASDAQ, SEC, ASX, or ASIC;

(ii)	the filing of any required applications, filings and notices, as applicable, with FIRB, ACCC and the U.S. Federal Trade Commission; and

(iii)	approval of the Scheme by Court,

no consents or approvals of or filings or registrations with any Governmental Authority (including the Israel Innovation Authority, the Israel Ministry of Defence or the Israel Defense Forces) are necessary in connection with:

(iv)	the execution and delivery by it of this document, the BCA and each other Transaction Document to which it is a party; or

(v)	the implementation of the Scheme and the other transactions contemplated by this document, the BCA and each other Transaction Document to which it is a party,

except for such consents, approvals, filings or registrations that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect;

(e)

(authorisations) it has in full force and effect each authorisation necessary for it to enter into this document, the BCA and each other Transaction Document to which it is a party and in order for it to comply with its obligations and exercise its rights under them, and to allow them to be enforced;

(f)

(validity of obligations) its obligations under this document, the BCA and each other Transaction Document to which it is a party are valid and binding and are enforceable against it in accordance with their terms;

(g)

(reliance) the SMX Information contained in the Scheme Booklet will be included in good faith and on the understanding that Lionheart and its directors will rely on that information for the purposes of considering and approving the Lionheart Information in the Scheme Booklet before it is despatched, approving the entry into the Deed Poll and implementing the Scheme;

(h)

(SMX Information) the SMX Information provided in accordance with this document and included in, or incorporated by reference into, the Scheme Booklet and the Lionheart Registration/Proxy Statement, as applicable, as at the First Court Date, the date of despatch of the Scheme Booklet, the date of the Scheme Meeting and 8.00am on the Second Court Date and the date the Lionheart Registration/Proxy Statement or any amendment or supplement thereto is filed with the SEC or the Lionheart Proxy Statement or any amendment or supplement thereto is mailed to the Lionheart Shareholders or at the time of the Lionheart Shareholder Meeting, as applicable, will not contain any material statement which is misleading or deceptive nor contain any material omission having regard to applicable disclosure requirements and will comply in all material respects with the requirements of the Corporations Act, the Listing Rules, all relevant regulatory guides and other guidelines and requirements of ASIC, the Securities Act and the Exchange Act, as applicable;

(i)

(continuous disclosure) SMX has complied in all material respects with its continuous disclosure obligations under the Listing Rules and is not relying on the carve-out in Listing Rule 3.1A to withhold any information from disclosure (other than the transaction contemplated by this document);

(j)

(SMX Disclosure Letter and diligence information) all the information provided to Lionheart by SMX in the SMX Disclosure Letter or as part of due diligence in connection with this document has been prepared and provided in good faith and, except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect, is accurate and is not misleading, whether by way of omission or otherwise, except that no representation is made with respect to any projections or other forward looking information included in the SMX Disclosure Letter or such due diligence;

(k)	(compliance)

(i)

except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect, the SMX Group has (A) complied with all Australian and foreign laws and regulations applicable to it, (B) complied with all written agreements, consent agreements, memoranda of understanding or similar undertakings with any Governmental Authority and (C) maintained all licenses, permits and authorisations necessary for it to conduct its respective businesses as presently being conducted, and no suspension or cancellation of any such licenses, permits and authorisations is pending or, to the knowledge of SMX, threatened;

(ii)

no member of the SMX Group is a party to any, and there are no outstanding or pending or, to the knowledge of SMX, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against a member of the SMX Group or any of their directors or officers (in their capacity as such) which would reasonably be expected to, individually or in the aggregate, have an SMX Material Adverse Effect, or, as of the date of this document, challenging the validity or propriety of the Scheme or other transactions contemplated by this document;

(iii)	there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon any member of the SMX Group or the assets thereof; and

(iv)

except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect, no member of the SMX Group is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently restricts in any respect or would reasonably be expected to restrict in any respect the conduct of its business or would prevent or materially impair the ability of SMX to implement the Scheme and the transactions contemplated by this document, nor has any member of the SMX Group been advised by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such agreement;

(l)

(provision of information to Independent Expert) all information provided by or on behalf of SMX to the Independent Expert to enable the Independent Expert’s Report to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s Report;

(m)

(provision of information to Investigating Accountant) all information provided by or on behalf of SMX to the Investigating Accountant to enable the Investigating Accountant’s Report to be prepared and completed will be provided in good faith and on the understanding that the Investigating Accountant will rely upon that information for the purpose of preparing the Investigating Accountant’s Report;

(n)

(no default) no member of the SMX Group is in default under any document, agreement or instrument binding on it or its assets nor has anything occurred which is or would with the giving of notice or lapse of time constitute an event of default, prepayment event or similar event, or give another party a termination right or right to accelerate any right or obligation, under the document or agreement with that effect, except where such default or occurrence would not, individually or in aggregate, reasonably be expected to have an SMX Material Adverse Effect;

(o)	(securities)

(i)

as at the date of this document, (i) its issued securities are 165,854,581 ordinary shares and (ii) SMX has not issued or agreed to issue any other securities or instruments which are still outstanding and which may convert into SMX Shares, other than the SMX Convertible Notes, the SMX Options (the exercise price and expiry dates of which are as set out in Option Scheme and the terms of which are set out in Data Room Section I), 7,376,732 ESOP Options and the Legacy Performance Options;

(ii)

other than Yahaloma Technologies Inc., British Columbia, Canada number BC1219747 (50%) and True Gold Consortium Pty Ltd. ACN 641 483 374 (44.8%), it owns, directly or indirectly, all of the issued and outstanding shares or other equity ownership interests of each Subsidiary of SMX, free and clear of any Encumbrance (other than transfer restrictions under applicable securities laws), and all of such shares or equity ownership interests are duly authorised and validly issued and are fully paid, nonassessable and free of pre-emptive rights;

(iii)

other than the shares or other equity ownership interests described in clause 13.1(o)(ii), there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, pre-emptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Subsidiary of SMX, or contracts, commitments, understandings or arrangements by which any Subsidiary of SMX may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Subsidiary, or otherwise obligating any Subsidiary of SMX to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing;

(p)	(no Encumbrances) there are no material Encumbrances over all or any of the assets or revenues of the SMX Group;

(q)	(Insolvency event) neither SMX nor any other material member of the SMX Group is Insolvent;

(r)

(SMX Shares not indirect Australian real property interests) the relevant SMX Shares held by each Scheme Participant are not, and until (and including) the Implementation Date will not be, indirect Australian real property interests within the meaning of Division 855 of the Tax Act for the Scheme Participant;

(s)	(financial information and filings)

(i)	the financial statements of the SMX Group included (or incorporated by reference) in SMX Reporting Documents (as defined below), including the related notes, where applicable:

(A)	have been prepared in accordance with the requirements of the Corporations Act and any other applicable laws and in accordance with the Accounting Standards; and

(B)

give a true and fair view in all material respects of the consolidated financial position of the SMX Group and the consolidated results of operations and changes in cash flows and equity of the SMX Group as of the respective dates and for the periods therein set forth;

(ii)

to the extent any of the books and records of SMX and its Subsidiaries are required to be maintained in accordance with the Accounting Standards, the Corporations Act and other applicable laws, such books and records have been, and are being, maintained in all material respects in accordance with the Accounting Standards;

(iii)

except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect, no member of the SMX Group has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than those liabilities (A) that are reflected or reserved against on the consolidated balance sheet of the SMX Group included in its report for the full year ended 31 December 2021 (including any notes thereto), (B) incurred in the ordinary course of business since 31 December 2021, or (C) incurred in connection with this document and the transactions contemplated by this document;

(iv)	except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect, since 31 December 2021:

(A)

no member of the SMX Group, nor, to the knowledge of SMX, any director, officer, auditor, accountant or Representative of any member of the SMX Group, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of SMX, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of any member of the SMX Group or their respective internal accounting controls, including any complaint, allegation, assertion or claim that a member of the SMX Group has engaged in inappropriate accounting or auditing practices; and

(B)

no employee of or legal adviser representing a member of the SMX Group, whether or not employed by a member of the SMX Group, has reported in writing evidence of a breach of securities laws, breach of fiduciary duty or similar breach by a member of the SMX Group or any of its directors, officers, employees or agents to the SMX Board or any committee thereof or the board of directors or similar governing body of any Subsidiary of SMX or any committee thereof, or to the knowledge of SMX, to any officer of a member of the SMX Group;

(v)

it has timely filed with ASIC and the ASX all required material reports, schedules, prospectuses, forms, statements, notices and other documents required to be filed with ASIC and the ASX, including any notices required to be filed by the Listing Rules (all of those documents being the “SMX Reporting Documents”);

(vi)

as of its date, each SMX Reporting Document complied in all material respects with the requirements of the Corporations Act and the Listing Rules and all rules, regulations and policy statements under the Corporations Act and the Listing Rules; and

(vii)

none of the SMX Reporting Documents as of the date of their respective filings (or, if amended or superseded by a filing prior to the date of this document, on the date of such amended or superseding filing) contained an untrue statement of a material fact or omitted to state a material fact required to be stated in it or necessary to prevent the statement made from being false or misleading in the circumstances in which it has been made;

(t)

(asset control) except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect, all the material tangible assets listed in the SMX Reporting Documents are (i) fully paid for, (ii) either the absolute property of a member of the SMX Group free and clear of all material encumbrances or used by an SMX Group Member under a contract under which it is entitled to use the assets on the terms and conditions of such contract, (iii) not the subject of any lease or hire purchase agreement or agreement for purchase on deferred terms, other than in the ordinary course of business, (iv) in the possession of an SMX Group Member, its agent or nominee, or (v) not the subject of any agreements or arrangements to dispose or not to dispose or that otherwise restrict their use or disposal, except as provided for, or taken into account in the preparation of, the SMX Reporting Documents;

(u)

(certain payments) except as would not reasonably be expected to be, individually or in the aggregate, material to the SMX Group (taken as a whole), no member of the SMX Group or, to SMX’s knowledge, any of its respective officers, directors, employees, agents or representatives has, directly or indirectly, in connection with the business of the SMX Group: (i) made, offered or promised to make or offer any unlawful payment, loan or transfer of anything of value to or for the benefit of any government official, candidate for public office, political party or political campaign; (ii) paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (iii) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (iv) established or maintained any unlawful fund of corporate monies or other properties; (v) created or caused the creation of any false or inaccurate books and records of the SMX Group or any of its members related to any of the foregoing; or (vi) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§78dd-1, et seq., the UK Bribery Act of 2010, or any other applicable anti-corruption or anti-bribery law;

(v)	(broker’s fees)

(i)

with the exception of the engagement of ClearThink Capital LLC (the terms of which are set out in Data Room document “20210310 – ClearThink Capital LLC-SMX Consulting Agreement.pdf”, no member of the SMX Group, nor any of their respective officers or directors has employed any broker, finder or financial adviser or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Scheme or transactions contemplated by this document; and

(ii)

a true and complete copy of the engagement letter with each of ClearThink Capital LLC has been made available to Lionheart in the Data Room (as set out in clause 13.1(v)(i) above) prior to the date of this document, which have not been modified;

(w)	(absence of certain changes or events)

(i)

since 31 December 2021 through to the date of this document, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect; and

(ii)	since 31 December 2021 through to the date of this document, the SMX Group has carried on its business in all material respects in the ordinary course;

(x)	(taxes) except as would not reasonably be expected to have, individually or in aggregate, an SMX Material Adverse Effect:

(i)

all Tax Returns required to be lodged by a member of the SMX Group have been lodged on a timely basis and in accordance with Tax Law with the relevant Governmental Authority and are or will be true, complete and correct in all material respects;

(ii)

all Taxes for which a member of the SMX Group is liable that are or have been due and payable, including any penalty or interest, have been paid or appropriately provided or reserved for in the financial statements of the SMX Group, and any obligation on a member of the SMX Group under any Tax Law to withhold amounts at source on account of Tax has been complied with;

(iii)

there is no current, pending or threatened audit, review, questionnaire, investigation or dispute between a member of the SMX Group and any Governmental Authority in respect of any Tax, and no such activity is anticipated, nor, to SMX’s knowledge, is there any current, pending or threatened audit, review, questionnaire, investigation or dispute of, or relating to a member of the SMX Group;

(iv)	each member of the SMX Group has maintained proper and adequate records to enable it to comply with its obligations to:

(A)	prepare and submit any information, notices, computations, returns and payments required in respect of any Tax Law;

(B)	prepare any accounts necessary for the compliance with any Tax Law; and

(C)	retain necessary records as required by any Tax Law;

(v)

no member of the SMX Group is, nor has been, a member or part of or otherwise subject to any income tax consolidated group, GST group or other grouping arrangements in respect of Taxes, with an entity that is not a member of the SMX Group;

(vi)

no member of the SMX Group has a permanent establishment (within the meaning of an applicable Tax treaty) in, or otherwise conducts a trade or business in, any jurisdiction outside of the relevant member of the SMX Group’s place of incorporation;

(vii)	to SMX’s knowledge, no member of the SMX Group has entered into or been party to any transaction which contravenes the anti-avoidance provisions of any Tax Law;

(viii)

no member of the SMX Group has taken any action which has altered or prejudiced or might alter or prejudice any arrangement, agreement or tax ruling which has previously been negotiated with or obtained from the relevant Governmental Authority or under any Tax Law;

(ix)	no member of the SMX Group is or is expected to become liable to pay, reimburse or indemnify any person in respect of any Tax because of the failure of any other person to discharge that Tax;

(x)	each member of the SMX Group has been a resident for tax purposes solely in the jurisdiction of incorporation;

(xi)	since it commenced carrying on business or deriving income, the office of public officer of each member of the SMX Group as required under any Tax Law has been occupied without vacancy thereof;

(xii)	each member of the SMX Group has complied with the provisions of Part 3-6 of the Tax Act and no dividend or other distribution has been paid or will be paid by SMX:

(A)	in respect of which the required franking amount (as provided for in Subdivision 202-D of the Tax Act) exceeded the franked amount (as defined in section 200-15 of the Tax Act) of the dividend;

(B)	giving rise to franking deficit tax as provided for in section 205-45 of the Tax Act;

(C)	which has been franked with franking credits in excess of the maximum franking credit for the distribution (as provided for in Subdivision 202-D of the Tax Act); or

(D)

which has been franked in breach of the benchmark rule and which would result in SMX either being liable to pay over-franking tax where the franking percentage for the distribution exceeds the entity’s benchmark franking percentage or gives rise to a franking debit where the franking percentage is less than the entity’s benchmark franking percentage (as provided for in Division 203 of the Tax Act);

(xiii)	SMX Israel complies with the provisions of the Israeli tax laws and regulations and:

(A)

is filing for a tax preruling, so that once such pre-ruling is achieved it will not be subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Israeli Tax Ordinance, other than as set in the pre-ruling;

(B)

has not participated or engaged in any transaction or action which would require special reporting in accordance with Section 131(g) of the Israeli Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, regarding aggressive tax planning, or Treasury Regulations Section 1.6011-4(b) or any similar or comparable provision under applicable law;

(C)

has not received any “reportable tax opinion” or take any “reportable position,” all within the meaning of Sections 131D and 131E of the Israeli Tax Ordinance, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958;

(D)

except or the tax pre-ruling of July 05, 2018 (in folder J2 of the dataroom) or as set forth in the corresponding section of the SMX Disclosure Letter, it has not applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with other applicable Taxes as the case may be, including any confirmation by the Israel Investment Center of “Approved Enterprise” or “Benefitted Enterprise” status; nor has it received any grants from the Israel Innovation Authority (f/k/a Office of the Chief Scientist) or otherwise under the Law for the Encouragement of Industrial Research and Development, 1984 or from other Governmental Entities; and there are no royalties, fees, repayments or other amounts due or payable by SMX Israel to any Governmental Entity with respect to any of the foregoing;

(E)

is in full compliance with (i) all of the represenations provided by the Company as part of the ruling obtained by SMX Israel on July 5, 2018 from the Israeli Tax Authorities and with (ii) all of the obligations of SMX Israel and its shareholders under such tax ruling;

(F)

all options which were granted by SMX Israel or SMX under Section 102(b)(2) of the Israeli Tax Ordinance (“102 Plan”) and any shares issued under such Section 102(b)(2) were granted and are in compliance with the applicable requirements of Section 102 of the Israeli Tax Ordinance and any written requirement, regulations and rules promulgated thereunder. SMX Group has duly and timely withheld or collected from each payment made to any option holder all taxes required to be deducted or collected therefrom under all applicable laws and regulations and if due, has duly and timely paid the same to the appropriate tax authority.

(xiv)

all documents and transactions entered into or made by a member of the SMX Group which are required to be stamped have been duly stamped and appropriately lodged with the relevant Governmental Authority, and there are no outstanding assessments of duty (including fines, penalties and interest) in respect of any document, instrument or statement which a member of the SMX Group is liable to pay stamp duty on, nor any requirement on the part of a member of the SMX Group to upstamp any document or instrument in the future on account of any interim stamping or assessment nor any requirement on the part of a member of the SMX Group to lodge and pay stamp duty for any transaction that has occurred but for which the liability to stamp duty has not yet arisen;

(xv)

no member of the SMX Group has obtained, wholly or in part, any corporate reconstruction or corporate consolidation, concession, exemption or ex gratia relief from payment of duty in any Australian jurisdiction;

(xvi)

no event has occurred which has resulted in any duty from which a member of the SMX Group obtained relief (including but not limited to corporate reconstruction or corporate consolidation, exemption or concession or ex gratia relief), becoming payable, and the implementation of the Scheme will not result in any such duty becoming payable;

(xvii)

as at the date of this document, SMX is not and has not been a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law) and no member of the SMX Group is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code;

(xviii)

no member of the SMX Group is or has been (i) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or (ii) treated as a U.S. corporation under Section 7874(b) of the Code;

(xix)	each SMX Share is not an Indirect Australian Real Property Interest within the meaning of section 855-25 of the Tax Act; and

(xx)

each member of the SMX Group is in material compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology between members of the SMX Group. All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner. The prices for any property or services (or for the use of any property) provided by or to a member of the SMX Group are arm’s-length prices for the purposes of all applicable transfer pricing laws;

(xxi)	no member of the SMX Group has a share capital account that is tainted under Division 197 or section 160ARDM of the Tax Act;

(xxii)

the commercial debt forgiveness rules contained in Division 245 of the Tax Act (or its predecessor provisions in Schedule 2C of the Tax Act) have not resulted in a net forgiven amount (as defined in those rules) for any member of the SMX Group;

(xxiii)	each member of the SMX Group has not claimed any research and development Tax incentives;

(xxiv)

where a member of the SMX Group has claimed any support, financial assistance, payment, deferral or relief in connection with COVID-19 from any Governmental Authority or under any law (including the Coronavirus Economic Response Package (Payments and Benefits) Act 2020 (Cth)), the member of the SMX Group:

(A)	has satisfied all requirements under applicable laws and administrative practices of the Governmental Authority; and

(B)

has satisfied, received and otherwise complied with all applicable authorisations (including administrative practices of the Governmental Authority), to receive such support, assistance, payment or relief;

(y)	(employees);

(i)

each member of the SMX Group has complied in all material respects with its obligations under employment and industrial laws, individual contracts of employment with its employees and any industrial awards, industrial agreements and legislation which apply to its employees (including laws relating to employment, Tax, superannuation and workers’ compensation), except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect;

(ii)

no member of the SMX Group is a party to any workplace agreement with a works council, trade union or industrial organisation, group of employees or individual employees in respect of the employees of the SMX Group and their employment and no industrial awards or workplace agreements apply to any employees of a member of the SMX Group;

(iii)

no employee of the SMX Group has provided SMX or another member of the SMX Group with written notice of any pending or threatened claim (other than routine claims for benefits) against any member of the SMX Group which remains outstanding as at the date of this document and which could reasonably be expected to, individually or in the aggregate, have an SMX Material Adverse Effect;

(iv)

no member of the SMX Group has been involved in any employment or industrial law-related proceedings or dispute with any union or employee at any time that could reasonably be expected to, individually or in the aggregate, have an SMX Material Adverse Effect, and, to the knowledge of SMX, there are not any circumstances that would reasonably be likely to give rise to any such industrial dispute or negotiation;

(v)

other than as Disclosed to Lionheart, neither the execution of this document nor the implementation of the transactions contemplated by this document will (alone or in combination with one or more events or circumstances, including any termination of employment or service): (A) result in any compensation or benefit (including severance, golden parachute, bonus or otherwise) becoming due to any SMX employee or service provider (except as provided by applicable law); (B) increase or otherwise enhance any compensation or benefit otherwise payable to any such individual; (C) result in the acceleration of the time of payment, funding or vesting of any compensation or benefit under any SMX Employee Plan; (D) result in the acceleration or forgiveness (in whole or in part) of any outstanding loan to any SMX employee or service provider; (E) require any contributions or payments to fund any obligations under any

SMX Employee Plan; or (F) except for payments consented to in writing by Lionheart, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code);

(vi)

to the knowledge of SMX, there is no pending demand for recognition or any other request or demand from a labour organisation for representative status with respect to any SMX Employee as of the date of this document;

(vii)

there is no material labour dispute, strike, walkout, picketing, lockout, or work stoppage against the SMX Group pending or, to the knowledge of SMX, threatened which may materially interfere with the respective business activities of the SMX Group as of the date of this document;

(viii)

the SMX Disclosure Letter specifies a complete and accurate list of all current officers, directors, managers and employees of all members of the SMX Group, listing (i) dates of hire and any rehire dates; (ii) the rate of compensation (including the portions thereof attributable to salary, bonus and commission, respectively), full-or part-time status, job function/title, and (iii) notice period; and (iv) accrued vacation days, all of which are in Folder I of the data room updated as at 24 July 2022;

(ix)

With respect to the employees of SMX Israel (“Israeli Employees”), unless otherwise noted the SMX Disclosure Letter, (i) there are no unwritten policies, practices or customs that entitle any Israeli Employee to benefits in addition to what such Israeli Employee is entitled to under applicable Law or under the terms of such Israeli Employee’s employment agreement (including unwritten customs or practices concerning bonuses or the payment of statutory severance pay when it is not required under applicable Law), (ii) all amounts that SMX Israel is legally or contractually required either (A) to deduct from such Israeli Employees’ salaries and/or to contribute to such Israeli Employees’ managers insurance, pension or provident fund, life insurance, incapacity insurance, education fund, severance pay or other similar funds, or (B) to withhold from its Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Israeli Tax Ordinance and the Israeli National Insurance Law, 1990, or otherwise, have, in each case, been duly deducted, transferred, withheld and paid, and SMX Israel is not delinquent in making any such deduction, transfer, withholding or payment, (iii) SMX Israel is in compliance in all respects with all applicable laws and regulations relating to employment, employment practices, wages, bonuses, full contribution to social benefits, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including but not limited to the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Employment by Human Resource Contractors Law, 1996, the Advance Notice for Dismissal and Resignation Law, 2001, the Salary Protection Law, 1958, and the Law of Increased Enforcement of Labor Laws, 2011, (iv) to SMX’s knowledge, the termination of the employment of no current Israeli Employee is prohibited or requires a special permit under applicable Law as a result of his or personal or leave status or otherwise, except due to pregnancy and (v) the obligations to provide statutory severance pay to its Israeli employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds in accordance with Section 14 under the Israeli Severance Pay Law (“Section 14 Arrangement”) and it is and was implemented properly, from the commencement date of the Israeli employee’s employment and on the basis of the employee’s entire salary. Upon the termination of employment of employees, no member of the SMX Group will have to make any payment under the Israeli Severance Pay Law, except for the release of the funds accumulated in accordance with the Section 14 Arrangement. SMX Israel does not engage minors, students, interns or foreign employees in Israel. Except for extension orders applying to all employees in the State of Israel, SMX Israel is not subject to, and no employee of SMX Israel benefits from, any extension order or collective agreement.

(z)	(employee benefit plans)

(i)	the SMX Data Room contains a copy of each SMX Employee Plan (see Folder I);

(ii)

SMX has provided to Lionheart to the extent applicable, (i) for each written SMX Employee Plan complete copies of all current documents embodying each such SMX Employee Plan including, all amendments thereto and all related trust documents, provided that “form” agreements may be provided in the case of any offer letters, employment agreements or award agreements, (ii) for each unwritten material SMX Employee Plan, a written summary of the material terms, (iii) the most recent annual report (Form Series 5500 and all audit reports, schedules and financial statements attached thereto), if any, required by any applicable legal requirement in connection with each material SMX Employee Plan and (iv) the most recent summary plan description together with each summary of any material modification thereto, if any, required by any other applicable law with respect to each material SMX Employee Plan;

(iii)

each SMX Employee Plan has been established, maintained, funded, and administered in all respects in accordance with the terms of the applicable controlling documents and in compliance with applicable laws, other than instance of noncompliance that would not reasonably be expected to, individually or in aggregate, have an SMX Material Adverse Effect;

(iv)

other than the statutory pension funds in Israel the SMX Group does not sponsor or maintain or have any liability with respect to any defined benefit pension plans or arrangements, including any (i) pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) with respect to employees located in the United States, multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers that are not ERISA Affiliates (including one or more self- employed individuals), or to their beneficiaries, or (iii) any multiemployer plan (as defined in Section 3(37) of ERISA);

(v)

other than those payments Disclosed in the SMX Disclosure Letter, no SMX Employee Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees, directors or service providers of the SMX Group beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable law or where the full cost of such benefit is borne by the beneficiary or his or her dependents;

(vi)

there are no actions, suits or claims pending, or, to the knowledge of SMX, threatened or that could reasonably be expected to be commenced (other than routine claims for benefits) against any SMX Employee Plan or against the assets of any SMX Employee Plan, except as would not reasonably be expected to, individually or in the aggregate, have an SMX Material Adverse Effect;

(vii)

there are no audits, inquiries or proceedings pending, or, to the knowledge of SMX, threatened by the IRS, Department of Labour, or any other Governmental Entity with respect to any SMX Employee Plan, except as would not reasonably be expected to, individually or in the aggregate, have an SMX Material Adverse Effect;

(viii)

the SMX Group has timely made all contributions and other payments required by and due under the terms of each SMX Employee Plan, except for instance of non-compliance that would not reasonably be expected to, individually or in the aggregate, have an SMX Material Adverse Effect;

(ix)

the SMX Group does not have any obligation under any SMX Employee Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(aa)	(real property)

(i)	there are no freehold properties owned by the SMX Group;

(ii)

it or another member of the SMX Group is the lessee of all leasehold estates reflected in the audited financial statements included in SMX’s annual report for the fiscal year ended 30 June 2020 or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all material Encumbrances and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of SMX, the lessor, except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect; and

(iii)

there are no pending or, to the knowledge of SMX, threatened condemnation proceedings against any such real property leased by a member of the SMX Group, except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect;

(bb)

(intellectual property) except as Disclosed in the SMX Disclosure Letter or in Folder E of the Data Room, and except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect:

(i)

SMX has Disclosed a complete and accurate list of all registered Intellectual Property including their status, and an accurate description of all unregistered Intellectual Property owned (whether solely or in conjunction with a third party) by a member of the SMX Group;

(ii)

it or another member of the SMX Group solely and exclusively owns, jointly owns and has the right to full enjoyment and use without account to the joint owner(s), or holds a license to use (in each case, free and clear of any Encumbrances), all Intellectual Property necessary:

(A)	for the conduct of its business as currently conducted as at the date of this document, or its research and development activities in connection with its business; and

(B)	to conduct its business in the manner that it plans on or after the date of this document;

(iii)	it or another member of the SMX Group solely and exclusively owns and has the right to full enjoyment and use without account to any joint owner, the following patent applications:

(A)	PCT/IL2022/050133;

(B)	US Application Number 17626923; and

(C)	US Application Number 1762916.

(iv)	Each SMX Group member that uses intellectual property to conduct its business is duly authorised to use such intellectual property (whether as sole and exclusive owner, joint owner or as licensee);

(v)

where any Intellectual Property is jointly owned by a member of the SMX Group and a third party or third parties, the joint owner(s) (other than the member of the SMX Group) does not have the right to use, distribute, or exploit (as that term is defined in the Patents Act 1990 (Cth)) the Intellectual Property without the prior consent of the relevant member of the SMX Group;

(vi)

SMX has Disclosed full details of each patent owned, applied for (including jointly owned or applied for) or licensed by a member of the SMX Group (or a joint venture to which the SMX Group is a shareholder) or used by in connection with the business of the SMX Group, and all patents are valid, have not expired and are held solely by SMX Group;

(vii)

the use of any Intellectual Property by a member of the SMX Group or the conduct of its business does not infringe, misappropriate, violate, or otherwise breach the rights of any person and is in accordance with any applicable license pursuant to which a member of the SMX Group acquired the right to use that Intellectual Property, and no person has asserted in writing to SMX, or has made a claim against SMX, that a member of the SMX Group or the conduct of its business has infringed, misappropriated, violated, or otherwise breached the Intellectual Property rights of such person;

(viii)	any license pursuant to which a member of the SMX Group acquired the right to use Intellectual Property is valid, binding and enforceable, and

(A)

to the knowledge of SMX, having made due and proper inquiries, the third party granting the rights under each of the aforementioned licences at the time of the grant, and continues to, have the rights required to grant those rights; and

(B)	SMX is not aware of any facts or circumstances that would lead to early termination by the third party licensor of any of the aforementioned licences;

(ix)

to the knowledge of SMX, no person is, or previously has been, challenging, infringing on or otherwise violating any right of any member of the SMX Group with respect to any Intellectual Property owned by and/or exclusively licensed to a member of the SMX Group;

(x)	to the knowledge of SMX no person has any claim to ownership (either in part or in whole) to the registered or unregistered Intellectual Property;

(xi)	no member of the SMX Group has received any written notice of any pending claim with respect to any Intellectual Property owned by a member of the SMX Group;

(xii)

each member of the SMX Group has taken all reasonably necessary actions to protect and maintain, and avoid the abandonment, cancellation or unenforceability of, all Intellectual Property owned or exclusively licensed by the SMX Group, including obtaining and maintaining appropriate registrations and renewals, and payment of all applicable fees, and to the knowledge of SMX, there have been no material unauthorised uses of any Intellectual Property owned or disclosures of any trade secrets;

(xiii)

no current or former officer or employee of, or consultant or independent contractor to, the SMX Group is asserting or, to the knowledge of SMX, has grounds to assert any rights to any Intellectual Property arising from services or work performed for the business of the SMX Group by such Persons;

(xiv)

it has procured that all employees and contractors engaged by the SMX Group have: (a) assigned to the SMX Group, any and all rights in any Intellectual Property created by those employees and contractors in the course of, or in connection with (including prior to) their employment with or engagement by (as the case may be) the SMX Group (Assigned IP), (b) has entered into a written agreement with the SMX Group which obliges disclosure and assignment of any Intellectual Property created, developed or invented in the course of their employment or engagement with the SMX Group, and (c) waived any Moral Rights, or consented to any acts or omissions by the SMX Group, its successors or assigns, that would otherwise be an infringement of any Moral Rights, in and to that Assigned IP;

(xv)

all individuals (including employees, agents, consultants and contractors), who have contributed to or participated in the conception and/or development of the SMX Group Intellectual Property (“IP Developers”) have executed inventions assignment and nondisclosure agreements in the form provided to Lionheart, which agreements provide for (i) assignment in favor or the SMX Group, or a member thereof as assignee to ownership of all tangible and intangible property and intellectual property rights thereby arising and related thereto and (ii) a waiver of any right to receive any compensation in respect of such assignment, including, if applicable, a waiver of any right to receive compensation for the assignment of a service invention pursuant to any applicable Law including Section 134 of the Israel Patents Law – 1967. Except as set forth in the Disclosure Letter, no IP Developer has performed services for, or has been an employee of, any Governmental Entity, government owned institution or branch, military, including the Israeli Defense Force, university, hospital college or other educational institution or research center or any other Person during the 12-month period prior to, or while such IP Developer was also performing services for the SMX Group. No such Person listed in the SMX Disclosure Letter has any rights in the SMX Group Intellectual Property by virtue of their relationship with any IP Developer; and

(xvi)

(i) Folder H in the Data Room or the SMX Disclosure Letter specifies a full and complete list of all grants received by SMX Group including the amount of each grant, any outstanding debt, and repayment details. Except as set forth in the SMX Disclosure Letter (the “Specified Grant”), no funding (including grants, incentives, support or subsidies), facilities or resources of any Governmental Authority (including the Israel Innovation Authority, the Israel Ministry of Defense or the Israel Defense Forces) or any university, college or other educational institution or government research center were used in the development of any SMX Group Intellectual Property; and (ii) no Governmental Authority (including the Israel Innovation Authority, the Israel Ministry of Defense or the Israel Defense Forces), university, college, or other educational institution or research center has any ownership in or rights to any SMX Group Intellectual Property. The SMX Group is in compliance with the terms and conditions of the Specified Grant and any applicable law that is related to the Specified Grant (including, without limitation, the Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984 and it has duly fulfilled all the undertakings required thereby to be fulfilled. There is no event or other set of circumstances which (1) would reasonably be expected to lead to the revocation or material modification of any of the Specified Grant or (2) that could provide any Government Entity, university, college, other educational institution or research center, with the right to claim any ownership interest or license to any of the SMX Group Intellectual Property by reason of the Specified Grant or otherwise. No claim or challenge has been made by any Governmental Entity with respect to the entitlement of the SMX Group to any governmental grant received by the SMX Group or the compliance with the terms, conditions, obligations or laws relating to such grants including the Specified Grant. The SMX Group has made all required payments due and payable to the Israel Innovation Authority with respect to all SMX Group’s products sold or provided until the execution date of the BCA.

(cc)	(Material Contracts) except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect:

(i)	SMX has Disclosed a true and complete copy of each Material Contract;

(ii)

each Material Contract is in full force and effect and is valid and binding on the applicable member of the SMX Group and, to SMX’s knowledge, the other parties thereto (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity);

(iii)	the relevant SMX Group Member has in all material respects complied with and performed all obligations required to be complied with or performed by it to date under each Material Contract;

(iv)	as at the date of this document, no member of the SMX Group has knowledge of, or has received notice of, any breach of any Material Contract by any of the other parties thereto; and

(v)

as at the date of this document, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the SMX Group or, to the knowledge of SMX, any other party thereto, of or under any Material Contract, or which constitutes an event of default, prepayment event or similar event, or gives another party a termination right or right to accelerate any right or obligation (including a right or obligation to any payment or fees);

(dd)

(related party transactions) no member of the SMX Group has entered into, or agreed to enter into, a transaction which requires, or would require, the approval of the holders of SMX Shareholders under Chapter 10 of the Listing Rules;

(ee)	(insurance) except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect:

(i)

the SMX Group is insured with reputable insurers against such risks and in such amounts as the management of SMX reasonably has determined to be prudent and consistent with industry practice, and it is in compliance with its insurance policies and is not in default under any of the terms thereof;

(ii)

each insurance policy held by a member of the SMX Group (“Insurance Policy”) is in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of a member of the SMX Group, the relevant member of the SMX Group is the sole beneficiary of each Insurance Policy;

(iii)	all premiums and other payments due under each Insurance Policy have been paid, and all claims thereunder have been filed in due and timely fashion;

(iv)

as at the date of this document, there is no claim for coverage by a member of the SMX Group pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policy; and

(v)

as of the date of this document, no member of the SMX Group has received written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any Insurance Policy; and

(ff)	(data protection) except as would not reasonably be expected to have, individually or in the aggregate, an SMX Material Adverse Effect:

(i)

as of the date of this document, it and each other member of the SMX Group is in compliance with all of its privacy policies and related data protection and management policies, all applicable Data Protection Laws and all contractual requirements worldwide to the extent such requirements relate to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personal data (collectively, “Data Protection Requirements”) and compliance with the applicable Data Protection Laws, except where such noncompliance would not result in a liability;

(ii)

no member of the SMX Group has received written notice from any applicable Governmental Authority alleging a violation of any Data Protection Laws, nor has any member of the SMX Group been threatened in writing to be charged with any such violation by any Governmental Authority;

(iii)	no member of the SMX Group has received a written complaint or demand from any individual claiming that the SMX Group has failed to comply with any Data Protection Requirements;

(iv)

it and each other member of the SMX Group has implemented measures, consistent with accepted industry practices, reasonably designed to ensure the confidentiality, privacy and security of personal data (including implementing reasonable technical, physical and administrative safeguards);

(v)

no SMX Group member has been the subject of a ‘personal data breach’ (as that term is defined under the GDPR), an ‘eligible data breach’ (as that term is defined under the Privacy Act), or any similar event, matter or circumstance, whereby there has been an accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, personal data;

(vi)

it and each other member of the SMX Group has entered into written agreements with all third-party service providers, outsources, processors or other third parties who process, store or otherwise have access to or handle personal data for or on behalf of its business that obligate such persons to comply with all applicable Data Protection Requirements and to take steps to protect and secure personal data from loss, theft, misuse or unauthorised use, access, modification or disclosure;

(vii)

to SMX’s knowledge, no third party has gained unauthorised access to or misused any personal data or any computers, software servers, networks or other information technology assets (“IT Assets”) used in the operation of the business of the SMX Group as currently conducted as at the date of this document, in each case in a manner that has resulted or is reasonably likely to result in either:

(A)	material liability, cost or disruption to the business of the SMX Group; or

(B)	a duty to notify any person;

(viii)

each member of the SMX Group has taken all commercially reasonable steps and implemented all commercially reasonable safeguards, consistent with accepted industry practices, designed to protect their products, services and IT Assets from unauthorised access and free from any disabling codes or instructions, spyware, trojan horses, worms, viruses, or other software routines that permit or cause unauthorised access to, or disruption, impairment, disablement, or destruction of software, data or other materials (“Malicious Code”);

(ix)	the IT Assets used by SMX Group to the best of SMX’s knowledge having made due and proper inquiries:

(A)	are owned (free from any security interest or encumbrance) or validly licensed for use by, and are under the control of, an SMX Group Member;

(B)	are free from Malicious Code;

(C)	operate and perform without material defect, and substantially as needed by the SMX Group to adequately conduct the business of the SMX Group as currently conducted;

(D)	have been satisfactorily and regularly maintained and supported, pursuant to appropriate maintenance and support agreements;

(E)

have not experienced or suspected any vulnerabilities, defects, failure or malfunction that would reasonably be expected to result in any security breaches or unauthorised access or other security access incidents affecting the IT Assets or resulting in a loss of control of the IT Assets; and

(x)

no open source software is compiled together with, or is otherwise incorporated into, the proprietary software distributed by the SMX Group in the operation of its business in a manner that would, pursuant to an open source license, breach the terms of that licence, or require any material portion of such proprietary software to be (A) disclosed or distributed in source code form, or (B) be redistributable at no charge.

13.2	SMX’s indemnity

SMX indemnifies Lionheart and each of the other members of the Lionheart Group against all Losses incurred as a result of any of the representations and warranties in clause 13.1 or 13.4 not being true and correct.

13.3	Lionheart’s representations and warranties

Except as Disclosed to SMX in the Lionheart Disclosure Letter, Lionheart represents and warrants to SMX and the SMX Group (on its own behalf and separately as trustee or nominee for each of the SMX directors) that each of the following statements is true and correct as at the date of this deed and on each subsequent day until and including 8.00am on the Second Court Date (except where any statement is expressed to be made only at a particular date):

(a)

(status) it and each other member of the Lionheart Group has been incorporated or formed in accordance with the laws of its place of incorporation and remains in good standing thereunder, except in the case of such other members, where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect;

(b)	(power)

(i)	it has power to enter into this document, the BCA and each other Transaction Document to which it is a party and to comply with its obligations under them and exercise its rights under them; and

(ii)

it and each other member of the Lionheart Group has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, except in relation to such other members, where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect;

(c)

(no contravention) the entry by it into, and its compliance with its obligations and the exercise of its rights under, this document, the BCA and each other Transaction Document to which it is a party does not and will not conflict with or breach:

(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded;

(ii)	any applicable law binding on to it or its assets, except where any conflict would not, individually or in the aggregate, reasonably be expected to have a Lionheart Material Adverse Effect; or

(iii)

any other document or agreement that is binding on any member of the Lionheart Group except where any conflict or breach would not, individually or in the aggregate, reasonably be expected to have a Lionheart Material Adverse Effect;

(d)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the NASDAQ, SEC, ASX, or ASIC;

(ii)

the filing of any required applications, filings, certificates and notices, as applicable, with FIRB, ACCC, the Office of the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law, and the U.S. Federal Trade Commission; and

(iii)	approval of the Scheme by Court,

no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with:

(iv)	the execution and delivery by it of this document, the BCA and each other Transaction Document to which it is a party; or

(v)	the implementation of the Scheme and the other transactions contemplated by this document, the BCA and each other Transaction Document to which it is a party,

except for such consents, approvals, filings or registrations that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect;

(e)

(validity of obligations) its obligations under this document, the BCA and each other Transaction Document to which it is a party are valid and binding and are enforceable against it in accordance with their terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity);

(f)

(reliance) the Lionheart Information provided to SMX for inclusion in the Scheme Booklet will be provided in good faith and on the understanding that SMX and its directors will rely on that information for the purposes of preparing the Scheme Booklet and proposing and implementing the Scheme in accordance with the Corporations Act;

(g)

(Lionheart Information) the Lionheart Information provided in accordance with this document and included in, or incorporated by reference into, the Scheme Booklet and the Lionheart Registration/Proxy Statement, as applicable, as at the First Court Date, the date of the Scheme Booklet, the date of despatch of the Scheme Booklet, the date of the Scheme Meeting and 8.00am on the Second Court Date, the date the Lionheart Registration/Proxy Statement or any amendment or supplement thereto is filed with the SEC or the Lionheart Proxy Statement or any amendment or supplement thereto mailed to the Lionheart Shareholders or at the time of the Lionheart Shareholder Meeting, as applicable, will not contain any material statement which is misleading or deceptive nor contain any material omission having regard to applicable disclosure requirements and will comply in all material respects with the requirements of the Corporations Act, the Listing Rules and all relevant regulatory guides and other guidelines and requirements of ASIC;

(h)

(Lionheart Disclosure Letter and diligence information) all the information provided to SMX by Lionheart in the Lionheart Disclosure Letter and as part of due diligence in connection with this document has been prepared and provided in good faith and, except as would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect is accurate and is not misleading, whether by way of omission or otherwise, except that no representation is made with respect to any projections or other forward looking information included in the Lionheart Disclosure Letter or such due diligence;

(i)

(registration and listing). The issued and outstanding Lionheart Public Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “LIONU.” The issued and outstanding Lionheart A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “LION.” The issued and outstanding Lionheart Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “LIONW.” As of the date of this deed, there are no actions, suits or claims pending or, to the knowledge of

Lionheart, threatened in writing against Lionheart by the Nasdaq Capital Market or the SEC with respect to any intention by such entity to deregister the Lionheart Public Units, the Lionheart A Shares, or Lionheart Public Warrants or terminate the listing of Lionheart on the Nasdaq Capital Market. Other than the Transactions, none of Lionheart or any of its affiliates has taken any action in an attempt to terminate the registration of the Lionheart Public Units, the Lionheart A Shares, or the Lionheart Public Warrants under the Exchange Act.

(j)	(compliance)

(i)

except as would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect, the Lionheart Group has (A) complied with all United States, Australian and foreign laws and regulations applicable to it, (B) complied with all written agreements, consent agreements, memoranda of understanding or similar undertakings with any Governmental Authority and (C) maintained all licenses, permits and authorisations necessary for it to conduct its respective businesses as presently being conducted, and no suspension or cancellation of any such licenses, permits and authorisations is pending or, to the knowledge of Lionheart, threatened;

(ii)

no member of the Lionheart Group is a party to any, and there are no outstanding or pending or, to the knowledge of Lionheart, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against a member of the Lionheart Group or any of their directors or officers (in their capacity as such) which would reasonably be expected to, individually or in the aggregate, have a Lionheart Material Adverse Effect, or, as of the date of this document, challenging the validity or propriety of the Scheme or other transactions contemplated by this document;

(iii)	there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon any member of the Lionheart Group or the assets thereof; and

(iv)

except as would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect, no member of the Lionheart Group is subject to any cease- and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, a recipient of any supervisory letter from, or, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently restricts in any respect or would reasonably be expected to restrict in any respect the conduct of its business or would prevent or materially impair the ability of Lionheart to implement the Scheme and the transactions contemplated by this document, nor has any member of the Lionheart Group been advised by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such agreement;

(k)

(no dealing with SMX Shareholders) neither it nor any of its Associates has any agreement, arrangement or understanding with any SMX Shareholder under which that SMX Shareholder (or an Associate of that SMX Shareholder) would be entitled to receive consideration for their SMX Shares different from the Scheme Consideration;

(l)

(provision of information to Independent Expert) all information provided by or on behalf of Lionheart to the Independent Expert to enable the Independent Expert’s Report to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s Report;

(m)

(provision of information to Investigating Accountant) all information provided by or on behalf of Lionheart to the Investigating Accountant to enable the Investigating Accountant’s Report to be prepared and completed will be provided in good faith and on the understanding that the Investigating Accountant will rely upon that information for the purpose of preparing the Investigating Accountant’s Report;

(n)	(securities)

(i)

Lionheart’s issued securities as of 24 July 2022 are (A) no Lionheart A Shares (excluding 12,900,000 Lionheart A Shares included in Lionheart Private Units and Lionheart Public Units), (B) 3,125,000 Lionheart B Shares, (C) 2,000,000 Lionheart Private Warrants (excluding 200,000 Private Placement Warrants included in Lionheart Private Units), (D) no Lionheart Public Warrants (excluding 6,250,000 Lionheart Public Warrants included in Lionheart Public Units), (E) 12,500,000 Lionheart Public Units and (F) 400,000 Lionheart Private Units, and Lionheart has not issued or agreed to issue any other securities or instruments which are still outstanding and which may convert into Lionheart Shares, other than as set out in the Lionheart Disclosure Letter or in connection with a PIPE Investment;

(ii)

it owns, directly or indirectly, all of the issued and outstanding shares or other equity ownership interests of each Subsidiary of Lionheart, free and clear of any Encumbrance (other than transfer restrictions under applicable securities laws), and all of such shares or equity ownership interests are duly authorised and validly issued and are fully paid, nonassessable and free of pre-emptive rights;

(o)

(vote required) the Lionheart Shareholder Approval is the only vote of the holders of any class or series of Lionheart’s capital stock necessary under applicable law, the Listing Rules, Lionheart’s organizational documents and any contract to which Lionheart is a party or is bound necessary for Lionheart to implement the Scheme and the other transactions contemplated by this document;

(p)	(Insolvency event) neither Lionheart nor any other material member of the Lionheart Group is Insolvent;

(q)	(financial information and filings)

(i)	the financial statements of the Lionheart Group, included (or incorporated by reference) in the Lionheart Reporting Documents, including the related notes, where applicable:

(A)

have been prepared in accordance with the requirements of the Securities Act, the Exchange Act and any other applicable laws and in accordance with US GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC); and

(B)

fairly present, in all material respects, the consolidated financial position of the Lionheart Group and the consolidated results of operations and changes in cash flows and stockholders’ equity of the Lionheart Group as of the respective dates and for the periods therein set forth (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to, individually or in the aggregate, be material);

(ii)

except as would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect, no member of the Lionheart Group has any liability of a nature required to be reflected on a balance sheet prepared in accordance with GAAP (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than those liabilities (A) that are reflected or reserved against on the consolidated balance sheet of the Lionheart Group included in its last annual or quarterly report filed with the SEC prior to the date of this document (including any notes thereto), (B) incurred in the ordinary course of business since the date of such balance sheet, or (C) incurred in connection with this document, the BCA and the transactions contemplated by this document or the BCA;

(iii)

no independent public accounting firm of Lionheart has resigned (or informed Lionheart that it intends to resign) or been dismissed as independent public accountants of Lionheart as a result of or in connection with any disagreements with Lionheart on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure;

(iv)	except as would not reasonably be expected to have, individually or in the aggregate, a Lionheart Material Adverse Effect:

(A)

no member of the Lionheart Group, nor, to the knowledge of Lionheart, any director, officer, auditor, accountant or Representative of any member of the Lionheart Group, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of Lionheart, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of any member of the Lionheart Group or their respective internal accounting controls, including any complaint, allegation, assertion or claim that a member of the Lionheart Group has engaged in inappropriate accounting or auditing practices; and

(B)

no employee of or legal adviser representing a member of the Lionheart Group, whether or not employed by a member of the Lionheart Group, has reported in writing evidence of a breach of securities laws, breach of fiduciary duty or similar breach by a member of the Lionheart Group or any of its directors, officers, employees or agents to the Lionheart Board or any committee thereof or the board of directors or similar governing body of any Subsidiary of Lionheart or any committee thereof, or to the knowledge of Lionheart, to any officer of a member of the Lionheart Group;

(v)

Lionheart has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Lionheart (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Lionheart Reporting Documents”);

(vi)	as of its date, each Lionheart Reporting Document filed with or furnished to the SEC complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable;

(vii)

none of the Lionheart Reporting Documents as of the date of their respective filings (or, if amended or superseded by a filing, on the date of such amended or superseding filing) contained an untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(viii)

as of the date of this document, (i) there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Lionheart Reporting Documents and (ii) to the knowledge of Lionheart, none of the Lionheart Reporting Documents (including the financial statements included therein) are subject to ongoing SEC review;

(ix)

Lionheart maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are designed to provide reasonable assurance that all information required to be disclosed in Lionheart’s reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Lionheart’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Lionheart and the principal financial officer of Lionheart to make the certifications required under the Exchange Act with respect to such reports; and

(x)

Lionheart maintains internal controls designed to provide reasonable assurance regarding the reliability of Lionheart’s financial reporting and the preparation of Lionheart’s financial statements for external purposes in accordance with US GAAP, and Lionheart’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this document, to Lionheart’s auditors and the audit committee of the Lionheart Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Lionheart’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Each of the principal executive officer and principal financial officer of Lionheart (or each former principal executive officer and principal financial officer of Lionheart, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and any related rules and regulations promulgated by the SEC and NASDAQ. As of the date of this document, neither Lionheart nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(r)

(certain payments) except as would not reasonably be expected to be, individually or in the aggregate, material to the Lionheart Group (taken as a whole), no member of the Lionheart Group or, to Lionheart’s knowledge, any of its respective officers, directors, employees, agents or representatives has, directly or indirectly, in connection with the business of the Lionheart Group:

(i)

made, offered or promised to make or offer any unlawful payment, loan or transfer of anything of value to or for the benefit of any government official, candidate for public office, political party or political campaign;

(ii)	paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature;

(iii)	made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures;

(iv)	established or maintained any unlawful fund of corporate monies or other properties;

(v)	created or caused the creation of any false or inaccurate books and records of the Lionheart Group or any of its members related to any of the foregoing; or

(vi)	otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§78dd-1, et seq., the UK Bribery Act of 2010, or any other applicable anti-corruption or anti-bribery law;

(s)

(broker’s fees) with the exception of the engagement of EF Hutton, no member of the Lionheart Group, nor any of their respective officers or directors has employed any broker, finder or financial adviser or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Scheme or transactions contemplated by this document;

(t)

(absence of certain changes or events) since 31 December 2021 through to the date of this document, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had, individually or in the aggregate, a Lionheart Material Adverse Effect;

(u)	(taxes): except as would not reasonably be expected to have, individually or in aggregate, a Lionheart Material Adverse Effect:

(i)

all Tax Returns required to be lodged by a member of the Lionheart Group have been lodged on a timely basis and in accordance with Tax Law with the relevant Governmental Authority and are or will be true, complete and correct in all material respects;

(ii)

all Taxes for which a member of the Lionheart Group is liable that are or have been due and payable, including any penalty or interest, have been paid or appropriately provided or reserved for in the financial statements of the Lionheart Group, and any obligation on a member of the Lionheart Group under any Tax Law to withhold amounts at source on account of Tax has been complied with;

(iii)

there is no current, pending or threatened audit, review, questionnaire, investigation or dispute between a member of the Lionheart Group and any Governmental Authority in respect of any Tax, and no such activity is anticipated, nor, to Lionheart’s knowledge, is there any current, pending or threatened audit, review, questionnaire, investigation or dispute of a member of the Lionheart Group;

(iv)	each member of the Lionheart Group has maintained proper and adequate records to enable it to comply with its obligations to:

(A)	prepare and submit any information, notices, computations, returns and payments required in respect of any Tax Law;

(B)	prepare any accounts necessary for the compliance of any Tax Law; and

(C)	retain necessary records as required by any Tax Law;

(v)

no member of the Lionheart Group is, nor has been, a member or part of or otherwise subject to any income tax consolidated group, GST group or other grouping arrangements in respect of Taxes, with an entity that is not a member of the Lionheart Group;

(vi)

no member of the Lionheart Group has a permanent establishment (within the meaning of an applicable Tax treaty) in, or otherwise conducts a trade or business in, any jurisdiction outside of the relevant member of the Lionheart Group’s place of incorporation;

(vii)	to Lionheart’s knowledge, no member of the Lionheart Group has entered into or been party to any transaction which contravenes the anti-avoidance provisions of any Tax Law;

(viii)

no member of the Lionheart Group has taken any action which has or might alter or prejudice or fail to comply with any arrangement, agreement or Tax ruling which has previously been negotiated with or obtained from the relevant Governmental Authority or under any Tax Law;

(ix)	no member of the Lionheart Group is or is expected to become liable to pay, reimburse or indemnify any person in respect of any Tax because of the failure of any other person to discharge that Tax;

(x)	each member of the Lionheart Group has been a resident for Tax purposes solely in the jurisdiction of incorporation;

(xi)	since it commenced carrying on business or deriving income, the office of public officer of each member of the Lionheart Group as required under any Tax Law has been occupied without vacancy thereof;

(xii)

to the extent required by applicable law, each member of the Lionheart Group has complied with the provisions of Part 3-6 of the Tax Act and no dividend or other distribution has been paid or will be paid by Lionheart:

(A)	in respect of which the required franking amount (as provided for in Subdivision 202-D of the Tax Act) exceeded the franked amount (as defined in section 200-15 of the Tax Act) of the dividend;

(B)	giving rise to franking deficit tax as provided for in section 205-45 of the Tax Act;

(C)	which has been franked with franking credits in excess of the maximum franking credit for the distribution (as provided for in Subdivision 202-D of the Tax Act); or

(D)

which has been franked in breach of the benchmark rule and which would result in Lionheart either being liable to pay over-franking tax where the franking percentage for the distribution exceeds the entity’s benchmark franking percentage or gives rise to a franking debit where the franking percentage is less than the entity’s benchmark franking percentage (as provided for in Division 203 of the Tax Act);

(xiii)

all documents and transactions entered into or made by a member of the Lionheart Group which are required to be stamped have been duly stamped and appropriately lodged with the relevant Governmental Authority, and there are no outstanding assessments of duty (including fines, penalties and interest) in respect of any document, instrument or statement which a member of the Lionheart Group is liable to pay stamp duty on, nor any requirement on the part of a member of the Lionheart Group to upstamp any document or instrument in the future on account of any interim stamping or assessment nor any requirement on the part of a member of the Lionheart Group to lodge and pay stamp duty for any transaction that has occurred but for which the liability to stamp duty has not yet arisen;

(xiv)	no member of the Lionheart Group has obtained, wholly or in part, any corporate reconstruction concession, exemption or ex gratia relief from payment of duty in any Australian jurisdiction;

(xv)

no event has occurred which has resulted in any duty from which a member of the Lionheart Group obtained relief (including but not limited to corporate reconstruction exemption or concession or ex gratia relief), becoming payable, and the implementation of the Scheme will not result in any such duty becoming payable;

(xvi)	each Lionheart Share is not an Indirect Australian Real Property Interest within the meaning of section 855-25 of the Tax Act; and

(xvii)

each member of the Lionheart Group is in material compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology between members of the Lionheart Group. All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner. The prices for any property or services (or for the use of any property) provided by or to a member of the Lionheart Group are arm’s-length prices for purposes of all applicable transfer pricing laws;

(xviii)	no member of the Lionheart Group has a share capital account that is tainted under Division 197 or section 160ARDM of the Tax Act;

(xix)

the commercial debt forgiveness rules contained in Division 245 of the Tax Act (or its predecessor provisions in Schedule 2C of the Tax Act) have not resulted in a net forgiven amount (as defined in those rules) for any member of the Lionheart Group;

(xx)	each member of the Lionheart Group has not claimed any research and development Tax incentives;

(xxi)

where a member of the Lionheart Group have claimed any support, financial assistance, payment, deferral or relief in connection with COVID-19 from any Governmental Authority or under any law (including the Coronavirus Economic Response Package (Payments and Benefits) Act 2020 (Cth)), the member of the Lionheart Group: has satisfied all requirements under applicable laws and administrative practices of the Government Authority; and has satisfied, received and otherwise complied with all applicable authorisations (including administrative practices of the Government Authority), to receive such support, assistance, payment or relief.

(v)

(trust fund). As of the date of this deed, Lionheart has no less than $126,400,000 in the Trust Fund. The monies of such Trust Fund are invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles. Lionheart has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Lionheart or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied) (a) between Lionheart and the Trustee that would cause the description of the Trust Agreement in the forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC since November 3, 2021, together with any amendments, restatements or supplements thereto to be inaccurate in any material respect or (b) to the knowledge of Lionheart, that would entitle any person (other than Lionheart Shareholders who shall have elected to redeem their Lionheart Shares pursuant to Lionheart’s Certificate of Incorporation and its bylaws) to any portion of the proceeds in the Trust Fund. Prior to the Scheme becoming Effective, none of the funds held in the Trust Fund may be released except (i) to pay Taxes from any interest income earned in the Trust Fund and (ii) any payments due and payable upon the exercise of Redemption Rights. As of the date hereof, there are no actions, suits or claims pending or, to the knowledge of Lionheart, threatened in writing with respect to the Trust Fund. As of the date hereto, there are no actions, suits or claims pending with respect to, or against, the Trust Fund. As of the date hereof, assuming the accuracy of the representations and warranties of SMX herein and the compliance by SMX with its respective obligations hereunder, Lionheart has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Fund will not be available to Lionheart at the SPAC Merger Effective Time.

13.4	Parent’s representations and warranties

Parent represents and warrants to Lionheart (on its own behalf and separately as trustee or nominee for each of the Lionheart Directors) that each of the following statements is true and correct as at the date of this document and on each subsequent day until and including 8.00am on the Second Court Date (except where any statement is expressed to be made only at a particular date):

(a)	(status) it has been incorporated or formed in accordance with the laws of its place of incorporation;

(b)	(power) it has power to enter into this document, the BCA and each other Transaction Document to which it is a party in order to comply with its obligations under it and exercise its rights under it;

(c)

(no contravention) the entry by it into, and its compliance with its obligations and the exercise of its rights under, this document, the BCA and each other Transaction Document to which it is a party does not and will not conflict with or breach:

(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded; or

(ii)	any law binding on or applicable to it or its assets;

(d)

(authorisations) it has in full force and effect each authorisation necessary for it to enter into this document, the BCA and each other Transaction Document to which it is a party and in order for it to comply with its obligations and exercise its rights under them, and to allow them to be enforced, and no other organizational proceedings or approvals of equityholders of Parent are necessary to authorise this document or the transactions contemplated hereby that have not already been taken;

(e)	(validity of obligations) its obligations under this document are valid and binding and are enforceable against it in accordance with its terms; and

(f)

(ownership; operations) Parent was formed on 1 July 2022 solely for the purpose of engaging in the Transactions. Parent has engaged in no other business activities, acquired no assets, engaged no employees, and has no liabilities or obligations (other than incurred in connection with the transactions contemplated by this document, the BCA, the Schemes, or any other Transaction Document) and has conducted its operations only as contemplated by this document, the BCA, the Schemes, or any other Transaction Document.

(g)	(structure) from the date of its incorporation until the Implementation Date, except as contemplated by this document, the BCA, the Schemes or any other Transaction Document:

(i)

the capital structure of Parent comprises the number of shares as at the date of this document and all of the shares in Parent have been owned by the person who owned them at the date of this document, free from any Encumbrance and Parent has not issued are agreed to issue any shares or other securities, including any securities which may be converted or exercised into Parent shares or other Parent securities;

(ii)	the directors of Parent consist of the persons who were directors of Parent at the date of this document.

(h)	(Insolvency) Parent is not Insolvent.

13.5	Lionheart’s indemnity

The Lionheart Group indemnifies the members of the SMX Group against all Losses incurred as a result of any of the representations and warranties in clause 13.3 not being true and correct.

14.	Termination

14.1	Termination events

This document may be terminated:

(a)

(End Date) by either Lionheart or SMX, if the Scheme has not become Effective on or before the End Date, unless the failure of the Scheme to become Effective on or before the End Date is due to the failure of the party seeking to terminate this document to perform or observe its obligations, covenants and agreements under this document;

(b)	(SMX adverse change) by Lionheart at any time prior to 8.00am on the Second Court Date if:

(i)	any SMX Director (whether or not permitted under this deed):

(A)

fails to make, changes, withdraws or adversely modifies his or her recommendation to the SMX Shareholders that they vote in favour of the Capital Reduction and Scheme or statement of intention to vote in favour of the Capital Reduction and Scheme or otherwise makes a public statement indicating that the SMX Director no longer supports the Capital Reduction, the Scheme or the Transactions;

(B)

fails to make, changes, withdraws or adversely modifies his or her recommendation to the Option Scheme Participants that they vote in favour of the resolution to approve the Option Scheme or statement of intention to vote in favour of the Option Scheme or otherwise makes a public statement indicating that the SMX Director no longer supports the Option Scheme; or

(C)	recommends, supports or endorses a SMX Competing Transaction; or

(ii)

any member of the SMX Group accepts or enters into any agreement, arrangement or understanding to give effect to or implement a SMX Competing Transaction (whether or not permitted to do so under this deed);

(c)	(Lionheart adverse change) by SMX at any time prior to 8.00am on the Second Court Date if:

(i)	any Lionheart Director (whether or not permitted under this deed):

(A)

fails to make, changes, withdraws or adversely modifies his or her recommendation to the Lionheart Shareholders that they vote in favour of the issuance of Parent Shares or otherwise makes a public statement indicating that it no longer supports the Lionheart Proposals; or

(B)	recommends, supports or endorses a Lionheart Competing Transaction; or

(ii)

any member of the Lionheart Group accepts or enters into any agreement, arrangement or understanding to give effect to or implement a Lionheart Competing Transaction (whether or not permitted to do so under this deed).

(d)	(material breach) at any time prior to 8.00am on the Second Court by:

(i)

Lionheart if either SMX or Parent is in material breach of a term of this document (excluding any representation and warranty not being true and correct), taken in the context of the Scheme as a whole, provided that Lionheart has given notice to SMX or Parent (as the case may be) setting out the relevant circumstances of such breach and the relevant circumstances continue to exist 30 Business Days (or any shorter period ending at 8.00am on the Second Court Date) after the time the notice is given;

(ii)

SMX and Parent if Lionheart is in material breach of a term of this document (excluding any representation and warranty not being true and correct), taken in the context of the Scheme as a whole, provided that SMX and Parent have given notice to Lionheart setting out the relevant circumstances of such breach and the relevant circumstances continue to exist 30 Business Days (or any shorter period ending at 8.00am on the Second Court Date) after the time the notice is given;

(e)

(SMX Superior Proposal) by SMX at any time prior to 8.00am on the Second Court Date if the SMX Board determines, after completion of the processes specified in clause 10.7 and clause 10.8, that an SMX Competing Transaction is a SMX Superior Proposal provided that there has not been a breach by SMX of its obligations under clause 10 in respect of that SMX Competing Transaction;

(f)	(consultation or appeal failure) by either Lionheart or SMX in accordance with and pursuant to clause 3.9(a), 3.9(b) or 6.9;

(g)	(agreement) if agreed to in writing by Lionheart and SMX;

(h)	(BCA) if the BCA has been terminated in accordance with its terms; or

(i)	(Lionheart Board) by Lionheart at any time prior to 8.00am on the Second Court Date if a majority of the Lionheart Board change their recommendation as permitted by clause 7.2.

Where a party has a right to terminate this document, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other parties stating that it terminates this document.

14.2	Effect of Termination

If this document is terminated by a party, or if this document otherwise terminates in accordance with its terms, then in either case all further obligations of the parties under this document, other than the obligations set out in this clause 14 and in clauses 11, 12, and clauses 15 to 21 (inclusive) (other than clause 20.12) will immediately cease to be of further force and effect without further liability of any party to the other parties, provided that nothing in this clause releases any party from liability in the case of fraud or wilful material breach of this document by such party.

14.3	Damages

In addition to the right of termination under clause 14.1 where there is no appropriate remedy for the breach in this document (other than termination), the non-defaulting party is entitled to damages for Losses suffered by it and expenses incurred by it as a result of the breach of the terms of this document.

14.4	Payment of Lionheart Break Fee

SMX and Parent may only exercise a right to termination under this clause 14 if SMX has first paid the Lionheart Break Fee, if payable, to Lionheart in accordance with clause 11. Lionheart may only exercise a right to termination under this clause 14 if Lionheart has first paid the SMX Break Fee, if payable, to SMX in accordance with clause 12.

15.	Public announcements

15.1	Public announcement of Scheme

Immediately after signing this document, SMX will issue a public announcement of the proposed Scheme and the Transactions in the form contained in Annexure 7.

15.2	Required disclosure

Where a party is required by any applicable law or any Listing Rule to make any announcement or make any disclosure in connection with the Scheme or the Transactions, it must use commercially reasonable efforts, to the extent possible, to consult in good faith with the other parties prior to making the relevant disclosure, provided that if such required disclosure relates to any Confidential Information, the terms of the Confidentiality Agreement shall govern.

15.3	Other announcements

(a)

Subject to clauses 15.1, 15.2 and 15.3(b), no party may make any public announcement or disclosure (“Announcement”) in connection with the Scheme or the Transactions (including disclosure to a Governmental Authority) other than in a form approved by each party (acting reasonably). Each party will use commercially reasonable efforts to provide that approval as soon as practicable. If either a party breaches this clause 15.3, then this clause 15.3 shall not apply to any announcement by the a party in response to such Announcement in breach of this clause 15.3.

(b)

Notwithstanding the foregoing, clause 15.2 and clause 15.3(a) shall not apply to an Announcement made in connection with (i) an SMX Competing Transaction or Lionheart Competing Transaction or the SMX Board or Lionheart Board withdrawing or changing its recommendation in accordance with clause 7.1 or clause 7.2, respectively or (ii) in connection with any dispute between the parties regarding this document, the Scheme, the Transactions or the other transactions contemplated by this document or any Transaction Document.

16.	Confidential Information

16.1	Disclosure of Confidential Information

Lionheart and SMX each acknowledge and agree that it continues to be bound by the Confidentiality Agreement in respect of all information received by it from the other party on, before or after the date of this document.

17.	Notices and other communications

17.1	Form

(a)

Unless this document expressly states otherwise, all notices, demands, certificates, consents, approvals, waivers and other communications in connection with this document must be in writing and signed by the sender (if an individual) or an Authorised Officer of the sender.

(b)

All communications (other than email communications) must also be marked for the attention of the person referred to in this clause 17.1(b) (or, if the recipient has notified otherwise, then marked for attention in the way last notified) and:

(i)	if to Lionheart, with a copy to (which shall not constitute notice):

4218 NE 2nd Avenue

Miami, Florida 33137

Attn: General Counsel

Email: notices@lheartcapital.com

(ii)	if to SMX or Parent, with a copy to (which shall not constitute notice):

Level 25, 525 Collins Street

Melbourne, Victoria 3000

Attn: Haggai Alon, CEO

Email: haggai@securitymattersltd.com

(c)	Email communications must state the first and last name of the sender and are taken to be signed by the named sender.

17.2	Delivery

Communications must be sent by email to the address referred to in clause 17.1(b).

If the intended recipient has notified changed contact details, then communications must be sent to the changed contact details.

17.3	When effective

Communications take effect from the time they are received or taken to be received under clause 17.4 (whichever happens first) unless a later time is specified in the communication.

17.4	When taken to be received

Communications sent by email in accordance with clause 17.2 are taken to be received:

(a)	when the sender receives an automated message confirming delivery; or

(b)	4 hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that delivery failed,

whichever happens first.

17.5	Receipt outside business hours

Despite anything else in this clause 17, if communications are received or taken to be received under clause 17.4 after 5.00pm on a Business Day or on a non-Business Day for the receiving party, they are taken to be received at 9.00am on the next Business Day of the receiving party.

18.	GST

18.1	Definitions and interpretation

For the purposes of this clause:

(a)	“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth);

(b)	a term which has a defined meaning in the GST Act has the same meaning when used in this clause, unless the contrary intention appears; and

(c)	each periodic or progressive component of a supply to which section 156-5(1) of the GST Act applies will be treated as if it were a separate supply.

18.2	GST exclusive

Unless this document expressly states otherwise, all consideration to be provided under this document is exclusive of GST.

18.3	Payment of GST

(a)

If GST is payable, or notionally payable, on a supply in connection with this document, the party providing the consideration for the supply agrees to pay to the supplier an additional amount equal to the amount of GST payable on that supply (“GST Amount”).

(b)

Subject to the prior receipt of a tax invoice, the GST Amount is payable at the same time as the GST-exclusive consideration for the supply, or the first part of the GST-exclusive consideration for the supply (as the case may be), is payable or is to be provided.

(c)	This clause does not apply to the extent that the consideration for the supply is expressly stated to include GST or the supply is subject to a reverse-charge.

18.4	Adjustment events

If an adjustment event arises for a supply made in connection with this document, the GST Amount must be recalculated to reflect that adjustment. The supplier or the recipient (as the case may be) agrees to make any payments necessary to reflect the adjustment and the supplier agrees to issue an adjustment note.

18.5	Reimbursements

Any payment, indemnity, reimbursement or similar obligation that is required to be made in connection with this document which is calculated by reference to an amount paid by another party must be reduced by the amount of any input tax credits which the other party (or the representative member of any GST group of which the other party is a member) is entitled. If the reduced payment is consideration for a taxable supply, clause 18.3 will apply to the reduced payment.

19.	Costs

19.1	Costs

Subject to clause 11 and 12, the parties agree to pay their own Costs in connection with the preparation, negotiation, execution and completion of this document, except for amounts covered by clause 19.2.

19.2	Stamp duty and registration fees

Lionheart:

(a)

agrees to pay or reimburse all stamp duty, registration fees and similar taxes payable or assessed as being payable in connection with this document, the Scheme or any transfer of the SMX Shares in connection with the Scheme (including any fees, fines, penalties and interest in connection with any of those amounts); and

(b)

indemnifies each Scheme Participant against, and agrees to reimburse and compensate it for, any liability directly incurred or suffered by the Scheme Participant arising out of or in connection with any failure by Lionheart to make a payment under clause 19.2(a).

However, Lionheart need not pay, reimburse or indemnify against any fees, fines, penalties or interest to the extent they have been imposed because of delay caused by SMX or an SMX Indemnified Party.

20.	General

20.1	Variation and waiver

A provision of this document, or right, power or remedy created under it, may not be varied or waived except in writing signed by the party to be bound.

20.2	Consents, approvals or waivers

By giving any approval, consent or waiver, a party does not give any representation or warranty as to any circumstance in connection with the subject matter of the consent, approval or waiver.

20.3	Discretion in exercising rights

Unless this document expressly states otherwise, a party may exercise a right, power or remedy or give or refuse its consent, approval or a waiver in connection with this document in its absolute discretion (including by imposing conditions).

20.4	Partial exercising of rights

Unless this document expressly states otherwise, if a party does not exercise a right, power or remedy in connection with this document fully or at a given time, they may still exercise it later.

20.5	Conflict of interest

Each party may exercise their rights, powers and remedies in connection with this document even if this involves a conflict of duty or they have a personal interest in their exercise.

20.6	Remedies cumulative

The rights, powers and remedies in connection with this document are in addition to other rights, powers and remedies given by law independently of this document.

20.7	Indemnities and reimbursement obligations

Any indemnity, reimbursement or similar obligation in this document:

(a)	is a continuing obligation despite the satisfaction of any payment or other obligation in connection with this document, any settlement or any other thing;

(b)	is independent of any other obligations under this document; and

(c)	continues after this document, or any obligation arising under it, ends.

It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity in connection with this document.

20.8	Inconsistent law

To the extent the law permits, this document prevails to the extent it is inconsistent with any law.

20.9	Supervening law

Any present or future law which operates to vary the obligations of a party in connection with this document with the result that another party’s rights, powers or remedies are adversely affected (including, by way of delay or postponement) is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.

20.10	Counterparts

(a)

This document may consist of a number of copies, each signed by one or more parties to it. If so, the signed copies are treated as making up a single document and the date on which the last counterpart is executed is the date of the document. PDF and electronic signatures are taken to be valid and binding to the same extent as physical signatures.

(b)

A party may sign electronically a soft copy of this deed through an electronic signature or digital platform that indicates on the instrument that a digital signature was applied (including DocuSign) and bind itself accordingly. This will satisfy any statutory or other requirements for this deed to be in writing and signed by that party. The parties intend that:

(i)

any soft copy so signed will constitute an executed original counterpart, and any print-out of the copy with the relevant signatures appearing will also constitute an executed original counterpart; and

(ii)	each signatory confirms that their signature appearing in this deed, including any such print-out (irrespective of which party printed it), is their personal signature authenticating it.

20.11	Entire agreement

This document and the Transaction Documents constitute the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

20.12	Further steps

Each party agrees to do anything (such as obtaining consents, signing and producing documents, producing receipts and getting documents completed and signed), which another party asks and considers necessary to:

(a)	bind the party and any other person intended to be bound under this document; or

(b)	show whether the party is complying with this document.

20.13	No liability for loss

Unless this document expressly states otherwise, a party is not liable for any loss, liability or costs arising in connection with the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right, power or remedy in connection with this document.

20.14	Severability

If the whole or any part of a provision of this document is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this document has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause has no effect if the severance alters the basic nature of this document or is contrary to public policy.

20.15	Rules of construction

No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of, or seeks to rely on, this document or any part of it.

20.16	Assignment

A party may not assign or otherwise deal with its rights under this document or allow any interest in them to arise or be varied without the consent of the other parties.

20.17	Specific Performance

The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any material breach of this document or (b) in the event that any of the material provisions of this document were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent material breaches or threatened material breaches of this document and to specifically enforce the material terms and provisions of this document (this being in addition to any other remedy to which they are entitled under this document or under applicable law). The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

20.18	Enforceability

For the purpose of this document:

(a)	SMX is taken to be acting as agent and trustee on behalf of and for the benefit of all SMX Indemnified Parties; and

(b)	Lionheart is taken to be acting as agent and trustee on behalf of and for the benefit of all Lionheart Indemnified Parties,

and all of those persons are to this extent taken to be parties to this document.

20.19	No representation or reliance

Each party acknowledges that:

(a)

no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document;

(b)

it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document; and

(c)	clauses 20.19(a) and 20.19(b) above do not prejudice any rights a party may have in relation to information which had been filed by another party with ASIC or ASX.

21.	Governing law

21.1	Governing law and jurisdiction

Subject to Section [10.06] of the BCA, the law in force in the State of Victoria governs this document. The parties submit to the non-exclusive jurisdiction of the courts of Victoria.

21.2	Serving documents

Without preventing any other method of service, any document in an action in connection with this document may be served on a party by being delivered or left at that party’s address for service of notices under clause 17.2 or with its process agent.

21.3	Appointment of process agent—Lionheart

Without preventing any method of service allowed under any relevant law, Lionheart:

(a)

irrevocably appoints DLA Piper Australia as its process agent to receive any document in an action in connection with this document, and agrees that any such document may be served on Lionheart, as applicable, by being delivered to or left for Lionheart or Parent, as applicable, at the following address:

DLA Piper Australia

Level 22, No. 1, Martin Place

Sydney NSW 2000

Attention: David Ryan

(b)	agrees that failure by a process agent to notify DLA Piper Australia of any document in an action in connection with this document does not invalidate the action concerned.

If for any reason DLA Piper Australia ceases to be able to act as process agent, Lionheart agrees to appoint another person as its process agent in the place referred to in clause 21.1 and ensure that the replacement process agent accepts its appointment and confirms its appointment to SMX.

Lionheart agrees that service of documents on its process agent is sufficient service on it.

21.4	Appointment of process agent – SMX and Parent

Without preventing any method of service allowed under any relevant law, each of SMX and Parent:

(a)

irrevocably appoints K&L Gates Australia as its process agent to receive any document in an action in connection with this document, and agrees that any such document may be served on SMX or Parent, as applicable, by being delivered to or left for SMX or Parent, as applicable, at the following address:

K&L Gates

Level 25, South Tower, 525 Collins Street

Melbourne, Victoria 3000

Attention: Harry Kingsley and Marcia Vlahovic

(b)	agrees that failure by a process agent to notify K&L Gates Australia of any document in an action in connection with this document does not invalidate the action concerned.

If for any reason K&L Gates Australia ceases to be able to act as process agent, SMX and Parent agrees to appoint another person as its process agent in the place referred to in clause 21.1 and ensure that the replacement process agent accepts its appointment and confirms its appointment to SMX and Parent.

SMX and Parent agree that service of documents on its process agent is sufficient service on it.

EXECUTED as a deed

Schedule 1 - Timetable (clause 6.1)

Event	Indicative Dates

Enter into Scheme Implementation Deed	26 July 2022

Lodge Scheme Booklet with ASIC	Early September 2022

First Court Date	Mid to late September 2022

Scheme Booklet registered with ASIC	Late September 2022

Printing and despatch of Scheme Booklet	Late September 2022

Scheme Meeting held	Late October 2022

Second Court Date	Early November 2022

Lodge Court order with ASIC (Effective Date)	Early November 2022

Record Date	Mid November 2022

Implementation Date	Mid November 2022

Signing page

Signed for and on behalf of Lionheart III Corp by its duly authorised representative in the presence of:

/s/ Jennifer Stehouwer	/s/ Ophir Sternberg
Signature of witness	Signature of authorised representative
By executing this agreement the representative states that they have received no notice that their authority to do so has been revoked.

Jennifer Stehouwer	Ophir Sternberg
Name of witness (please print)	Name of authorised representative (please print)

SIGNED AND DELIVERED	/s/ Doron Afik
for and on behalf of and as the deed of	Signature of attorney

EMPATAN PLC

by its lawfully appointed attorney in the presence of:	Doron Afik
/s/ Peter Keeran	Print name of attorney
Signature of witness

Peter Keeran
Name of witness

L25, 525 Collins Street, Melbourne, Victoria 300
Address of witness

Lawyer
Occupation of witness

Executed by Security Matters Limited ACN 626 192 998 in accordance with section 127(1) of the Corporations Act 2001 (Cth):

/s/ Haggai Alon	/s/ Ed Hofland
Signature of director	Signature of director or company secretary*
*delete whichever does not apply

Haggai Alon	Ed Hofland
Name (please print)	Name (please print)

Annexure 1 – Scheme of Arrangement

Annexure 2 – Option Scheme of Arrangement

Annexure 3 – Deed Poll

Annexure 4 – Option Scheme Deed Poll

Annexure 5 – Lionheart Deed Poll

Annexure 6 – Lionheart Option Deed Poll

Annexure 7 - Announcement

Exhibit 10.1

Final form

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of [    ], 2022, by and between the undersigned (the “Holder”) and Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Company”).

Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Business Combination Agreement, dated as of [    ], 2022 (the “BCA”) by and among Security Matters Limited, an Australian public company with Australian Company Number (CAN) 626 192 998 listed on the Australian Stock Exchange (“SMX”), Lionheart III Corp, a Delaware corporation, the Company, and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company.

BACKGROUND

A. Pursuant to the BCA, the Holders will lock-up their respective Parent Ordinary Shares (the “Shares”) in accordance with the terms of the Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-Up.

(a) During the Lock-up Period (as defined below), the Holder irrevocably agrees that it, he or she will not offer, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any of the Shares, other than Shares transferred to a pledgee pursuant to a bona fide pledge after a default in the obligation secured by the pledge, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether any of these transactions are to be settled by delivery of any Shares, or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to any securities of the Company.

(b) In furtherance of the foregoing, during the Lock-up Period, the Company will (i) place an irrevocable stop order on all the Shares, including those which may be covered by a registration statement, and (ii) notify the Company’s transfer agent in writing of the stop order and the restrictions on the Shares under this Agreement and direct the Company’s transfer agent not to process any attempts by the Holder to resell or transfer any Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

(d) The “Lock-up Period” means the earlier of

i. [(i) fourteen months after the Closing Date and (ii) if, subsequent to the Closing Date, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their ordinary shares, par value $0.0001 per share of the Company (“Company Ordinary Shares”) for cash, securities or other property; provided that (a) 10% of the Shares shall not be subject to the Lock-Up (the “Unlocked Shares”) and (b) 25% of the Shares shall no longer be subject to the Lock-Up if the Company Ordinary Shares trades at or above $12.50 per share for twenty (20) Nasdaq Stock Market trading days in any 30-day period commencing after the Closing Date]1;

ii. [(i) six months after the Closing Date and (ii) if, subsequent to the Closing Date, the Company’s consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property; provided that (a) 10% of the Shares shall be Unlocked Shares and (b) 25% of the Shares shall no longer be subject to the Lock-Up if the Company Ordinary Shares trade at or above $12.50 per share for twenty (20) Nasdaq Stock Market trading days in any 30-day period commencing after the Closing Date.]2

[1]

Lock-up Period applicable to Haggai Alon, Ophir Sternberg, Faquiry Diaz Cala (including any entities they control, except with respect to Lionheart Equities, LLC, which shall be subject to the six month lock-up in prong (ii), provided that securities held by Lionheart Equities, LLC in which either Ophir Sternberg or Faquiry Diaz Cala has a pecuniary interest shall be subject to the fourteen month lock-up in this prong (i)) and any other person or entity who executes this Agreement pursuant to the BCA.

[2]	Lock-up Period applicable to Lionheart Equities, LLC and its members (other than as covered by footnote 1).

2. Beneficial Ownership. The Holder hereby represents and warrants that, other than the Unlocked Shares, it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of Company Ordinary Shares, or any economic interest in or derivative of such shares, other than the Shares specified on the signature page hereto. For purposes of this Agreement, the Shares beneficially owned by the Holder as specified on the signature page hereto, together with any other shares of Company Ordinary Shares other than the Unlocked Shares, and including any securities convertible into, or exchangeable for, or representing the rights to receive Company Ordinary Shares, if any, acquired during the Lock-up Period are collectively referred to as the “Lock-up Shares.” For purposes hereof, the term “beneficial ownership” and derivations thereof shall have the meaning ascribed thereto in Rule 13d-3 promulgated under the Exchange Act, provided that in determining the Company Ordinary Shares beneficially owned by Ophir Sternberg, Mr. Sternberg will be deemed not to have beneficial ownership or control of Company Ordinary Shares held by Lionheart Equities, LLC, except to the extent of Mr. Sternberg’s pecuniary interest therein.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Shares in connection (a) transfers or distributions to the Holder’s current or former general or limited partners, managers or members, stockholders, other equityholders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) or to the estates of any of the foregoing; (b) transfers by bona fide gift to a member of the Holder’s immediate family or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (c) by virtue of the laws of descent and distribution upon the death of the Holder; or (d) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of this Agreement. provided that in the case of any transfer pursuant to the foregoing clauses it shall be a condition to any such transfer that (i) the transferee/donee agrees to be bound by the terms of this Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; and (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act, and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-Up Period.

3. Term. This Agreement shall automatically terminate upon the expiration of the Lock-Up Period. Upon termination of this Agreement, none of the parties hereto shall have any further obligations or liabilities under this Agreement; provided, that nothing in this Section 3 shall relieve any party hereto of liability for any willful material breach of this Agreement prior to its termination.

4. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the other that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is a binding and enforceable obligation of such party and, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of its decision to enter into and deliver this Agreement, and such Holder confirms that it has not relied on the advice of the Company, the Company’s legal counsel, or any other person.

5. No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

6. Notices. Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a)	If to the Company, to:

c/- K&L Gates LLP

Level 25, 525 Collins Street

Melbourne, Victoria 3000

Attention: Haggai Alon, CEO

Email: info@securitymattersltd.com

2

with copies to (which shall not constitute notice):

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Attention: Robert S. Matlin and Jonathan M. Barron

Email: robert.matlin@klgates.com and jonathan.barron@klgates.com

and

K&L Gates LLP

L25, 525 Collins Street

Melbourne, Victoria 3000

Attention: Harry Kingsley

Email: harry.kingsley@klgates.com

(b) If to the Holder, to the address set forth on the Holder’s signature page hereto, with a copy, which shall not constitute notice, to:

[    ]

Attn: [    ]

Email: [    ]

Fax: [    ]

or to such other address as any party may have furnished to the others in writing in accordance herewith.

7. Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

8. Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

9. Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by the Company and its successors and assigns.

10. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

11. Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

12. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

13. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

14. Injunctive Relief. Each of the parties to this Agreement hereby acknowledges that in the event of a breach by any such party of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties thereto agrees that, in the event of a breach of any material provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

3

15. Governing Law; Jurisdiction. The terms and provisions of this Agreement shall be construed in accordance with the laws of the State of Delaware. Each of the parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if (and only if) the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware or, if (and only if) the Superior Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware, and any appellate courts therefrom. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

16. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provisions in the BCA, the terms of this Agreement shall control.

[Signature Page Follows]

4

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

EMPATAN PUBLIC LIMITED COMPANY

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HOLDER

[ ]

By:
Name:
Title:
Address:

[ ]

NUMBER OF LOCK-UP SHARES:

[ • ]

Exhibit 10.2

Execution Version

July 26, 2022

Lionheart III Corp

4218 NE 2nd Avenue

Miami, FL 33137

Re:	Sponsor Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Agreement”) is being delivered to you in accordance with (a) that certain Business Combination Agreement, dated as of the date hereof (the “BCA”), by and among Lionheart III Corp, a Delaware corporation (“SPAC”), Security Matters Limited, an Australian public company with Australian Company Number (ACN) 626 192 998 listed on the Australian Stock Exchange (the “Company”), Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (“Parent”), and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (b) that certain Scheme Implementation Deed (the “SID”) by and among SPAC, the Company and Parent, dated as of the date hereof, and (c) the transactions relating to and contemplated by the BCA and the SID (the foregoing transactions, collectively, the “Business Combination”).

This Sponsor Agreement hereby amends and restates in its entirety that certain letter, dated November 3, 2021, from Lionheart Equities, LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned individuals, each of whom is a member of SPAC’s board of directors (the “SPAC Board”) and/or management team (each, an “Insider” and collectively, the “Insiders”), to SPAC (the “Prior Letter Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the BCA or the SID.

In order to induce SPAC, the Company and Parent to enter into the BCA and the SID and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor and each Insider hereby agrees with SPAC, the Company and Parent as follows:

1. Voting Support. The Sponsor and each Insider irrevocably agrees that it, he or she shall:

(a) vote any SPAC Common Shares owned by it, him or her (all such shares of common stock, the “Covered Shares”) in favor of the Business Combination and each other related proposal at the Lionheart Shareholder Meeting and any other special meeting of SPAC’s stockholders called for the purpose of soliciting stockholder approval in connection with the consummation of the Business Combination;

(b) when such Lionheart Shareholder Meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(c) vote (or execute and return an action by written consent), or cause to be voted at such Lionheart Shareholder Meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against (i) any Lionheart Competing Transaction (as defined in the SID), (ii) any change in the present capitalization of SPAC or any amendment of SPAC’s Certificate of Incorporation, except to the extent expressly contemplated by the BCA or as consented to in writing by the Company, and (iii) any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the other transactions contemplated by the BCA or the SID or result in a breach of any covenant, representation or warranty or other obligation or agreement of SPAC under the BCA or the SID or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in this Sponsor Agreement;

(d) vote in favor of any other proposals set forth in SPAC’s proxy statement to be filed by SPAC with the SEC relating to the Transaction (including any proxy supplements thereto, the “Proxy Statement”);

(e) vote for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes for approval of the BCA and SID and any other Lionheart Proposals or other proposals related thereto as set forth in the Proxy Statement on the dates on which such meetings are held; and

(f) not redeem any Covered Shares owned by it, him or her in connection with such shareholder approval.

Prior to any valid termination of the BCA and the SID, the Sponsor and each Insider shall (x) take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under SPAC’s organizational documents and applicable Laws, or reasonably requested by SPAC, the Company or Parent, to consummate the Business Combination and the other transactions contemplated by the BCA and the SID on the terms and subject to the conditions set forth therein and (y) be bound by and comply with Section 7.02 of the BCA (Confidentiality), Section 16.1 of the SID (Confidential Information), Section 7.03 of the BCA (Exclusivity) and Section 10 of the SID (Exclusivity) (and any relevant definitions contained in any such Sections) as if such Person were a signatory to the BCA or SID with respect to such provisions.

The obligations of the Sponsor specified in this paragraph 1 shall apply irrespective of the SPAC Board’s approval of the Business Combination or any action described above.

2. Remedies. The Sponsor and each Insider hereby agrees and acknowledges that: (i) SPAC, the Company and Parent would be irreparably injured in the event of a breach by the Sponsor or any Insider of its, his or her obligations under this Sponsor Agreement; (ii) monetary damages may not be an adequate remedy for such breach; (iii) the non-breaching party shall be entitled to seek an injunction, specific performance, or other equitable relief, to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy that such party may have in law or in equity; and (iv) the right to seek specific enforcement is an integral part of the transactions contemplated by this Sponsor Agreement and without that right, SPAC, the Company and Parent would not have entered into the BCA or SID.

3. Lock-up Agreement; Waiver of Adjustment Rights. The Sponsor and each Insider acknowledge and agree as follows:

(a) it, he or she shall not transfer (as defined below) any Founder Shares (or SPAC Common Shares issuable upon conversion thereof) until the earlier of (A) six months after the completion of the SPAC’s initial Business Combination or (B) subsequent to the SPAC’s initial Business Combination, (x) if the last reported sale price of the SPAC Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 30 days after the SPAC’s initial Business Combination or (y) the date on which the SPAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the SPAC’s stockholders having the right to exchange their SPAC Common Shares for cash, securities or other property (the “Founder Shares Lock-up Period”).

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(b) to the extent that it, she or he holds Private Placement Units, Private Placement Shares or Private Placement Warrants (or SPAC Common Shares issued or issuable upon the exercise of the Private Placement Warrants) it, he or she shall not transfer any of such securities until 30 days after the completion of a Business Combination (the “Private Placement Units Lock-up Period”, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

(c) notwithstanding the provisions set forth in paragraphs 3(a) and (b), transfers of the Founder Shares, Private Placement Units, Private Placement Shares, Private Placement Warrants and SPAC Common Shares issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares and that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 3(c)), are permitted (a) to the SPAC’s officers or directors, any affiliate or family member of any of the SPAC’s officers or directors, any affiliate of the Sponsor or any member of the Sponsor; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of the SPAC’s initial Business Combination at prices no greater than the price at which the Founder Shares, Private Placement Shares, SPAC Common Shares or Private Placement Warrants or warrants were originally purchased; (f) in the event of the Company’s liquidation prior to the completion of an initial Business Combination; or (g) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; provided, however, that in the case of clauses (a) through (e) or (g), any such permitted transferees must enter into a written agreement with the SPAC agreeing to be bound by the transfer restrictions herein in this paragraph 3(c) and the other restrictions contained in this Sponsor Agreement.

(d) Section 4.3(b)(i) of the SPAC Certificate of Incorporation provides that each SPAC Class B Common Share shall automatically convert into one SPAC Class A Common Share (the “Initial Conversion Ratio”) at the time of the Business Combination, and (B) Section 4.3(b)(ii) of the SPAC Certificate of Incorporation provides that the Initial Conversion Ratio shall be adjusted (the “Adjustment”) in the event that additional SPAC Class A Common Shares are issued in excess of the amounts offered in SPAC’s initial public offering of securities; and

(e) as of and conditioned upon the Closing, the Sponsor and each Insider hereby irrevocably relinquishes and waives any and all rights the Sponsor and each Insider has or will have under Section 4.3(b)(ii) of the SPAC Certificate of Incorporation to receive SPAC Class A Common Shares in excess of the number issuable at the Initial Conversion Ratio upon conversion of the existing SPAC Class B Common Shares held by him, her or it, as applicable, in connection with the Closing as a result of any Adjustment.

4. Definitions. As used herein, (i) “transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise,

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or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); (ii) “Founders Shares” means 3,125,000 shares of SPAC’s Class B Common Shares; (iii) “Private Placement Shares” shall mean the SPAC Common Shares comprising a part of the Private Placement Units; (iv) “Private Placement Units” shall mean the 125,000 units of the SPAC at a price of $10.00 per Private Placement Unit; and (v) “Private Placement Warrants” shall mean the warrants comprising a part of the Private Placement Units.

5. Power and Authority. The Sponsor and each Insider has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement.

6. Entire Agreement; Amendment, Modification, Waiver. This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor, each Insider and the Prior Letter Agreement. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by SPAC and the Company and the other parties charged with such change, amendment, modification or waiver, it being acknowledged and agreed that SPAC’s and the Company’s execution of such an instrument will not be required after any valid termination of the BCA and the SID.

7. Assignment. No party hereto may, except as set forth herein, assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder, other than in conjunction with a transfer of SPAC Common Shares or SPAC Private Warrants that is not in breach of law or contract, without the prior written consent of SPAC and the Company (except that, following any valid termination of the BCA and the SID, no consent from SPAC, the Company or Parent shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on the Sponsor, each Insider, SPAC and their respective successors, heirs, personal representatives and assigns and permitted transferees.

8. No Third-Party Beneficiaries. Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees. Notwithstanding anything herein to the contrary, each of Sponsor, SPAC and each Insider acknowledges and agrees that, until the earlier of (i) the valid termination of the BCA and the SID or (ii) the consummation of the Business Combination, each of the Company and Parent is an express third-party beneficiary of this Sponsor Agreement and may directly enforce (including by action for specific performance, injunctive relief or other equitable relief) each of the provisions set forth in this Sponsor Agreement as though directly a party hereto.

9. Counterparts. This Sponsor Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

10. Severability. This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

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11. Governing Law. This Sponsor Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Sponsor Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the Borough of Manhattan in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. The prevailing party in any such Action (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable expenses, including reasonable attorneys’ fees, incurred with respect to such Action. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12. Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.01 of the BCA to the applicable party at its principal place of business.

13. Term. This Sponsor Agreement (including, for the avoidance of doubt, Section 3 hereof) shall terminate upon the consummation of the Business Combination. In the event of a valid termination of the BCA and the SID, this Sponsor Agreement shall be of no force and effect and shall revert to the Prior Letter Agreement. No such termination or reversion shall relieve the Sponsor, each Insider or SPAC from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination or reversion.

14. Representation and Warranties. The Sponsor and each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself only) to SPAC as follows (and as applicable): (i) the Sponsor is duly organized, validly existing and in good standing under the laws of the State of Delaware, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of the Sponsor; (ii) each Insider has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder; (iii) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Sponsor Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (A) with respect to the Sponsor, conflict with or result in a violation of its organizational documents, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon such Person

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or such Person’s SPAC Common Shares or SPAC Private Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her or its obligations under this Sponsor Agreement; (v) there are no Actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Sponsor Agreement; (vi) except for fees described in Section 13.3(s) of the SID, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, SPAC, any of its Subsidiaries or any of their respective Affiliates in connection with the BCA, the SID or this Sponsor Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which SPAC or any of its respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the BCA and the SID and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good title to all such SPAC Common Shares and SPAC Private Warrants, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such SPAC Common Shares or SPAC Private Warrants (other than transfer restrictions under the Securities Act)) affecting any such SPAC Common Shares or SPAC Private Warrants, other than pursuant to (A) this Sponsor Agreement, (B) the SPAC Certificate of Incorporation, (C) the BCA or the SID, (D) the Registration Rights Agreement, dated as of November 3, 2021, by and among SPAC and certain security holders, or (E) any applicable securities laws; and (x) the total number of shares of SPAC Common Shares identified on Schedule A are the only SPAC Common Shares owned of record or beneficially owned (within the meaning of Section 13(d) of the Exchange Act) by the Sponsor and the Insiders as of the date hereof, and none of such SPAC Common Shares is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such SPAC Common Shares, except as provided in this Sponsor Agreement.

15. Certain Adjustments. If, and as often as, there are any changes in SPAC, the SPAC Common Shares or the SPAC Private Warrants by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to SPAC, SPAC’s successor or the surviving entity of such transaction, the SPAC Common Shares and SPAC Private Warrants, each as so changed.

16. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Page Follows]

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Sincerely,

SPONSOR:

LIONHEART EQUITIES, LLC

By:	/s/ Ophir Sternberg
Name: Ophir Sternberg
Title:

INSIDERS:

/s/ Ophir Sternberg
Ophir Sternberg

/s/ Paul Rapisarda
Paul Rapisarda

/s/ Faquiry Diaz Cala
Faquiry Diaz Cala

/s/ James Anderson
James Anderson

/s/ Thomas Byrne
Thomas Byrne

/s/ Thomas Hawkins
Thomas Hawkins

/s/ Roger Meltzer
Roger Meltzer

[Signature Page to Lionheart Corp III Sponsor Agreement]

Acknowledged and Agreed:

SPAC:

LIONHEART CORP III

By:	/s/ Ophir Sternberg
Name: Ophir Sternberg
Title: Chairman, President and Chief Executive Officer

[Signature Page to Lionheart Corp III Sponsor Agreement]

Schedule A

Sponsor and Insider Ownership of Securities

Exhibit 10.3

Final Form

FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ ], 2022, is made and entered into by and among Empatan Public Limited Company, a public limited company incorporated in Ireland (“Parent”), Lionheart Equities, LLC, a Delaware limited liability company (the “Sponsor”), each of the undersigned parties listed under Original Holder on Schedule A hereto and each of the undersigned parties listed under Additional Holder on Schedule A hereto (together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, Lionheart III Corp., a Delaware corporation (the “Company”) and the Sponsor have entered into that certain Subscription Agreement, dated as of January 27, 2021, pursuant to which the Sponsor purchased an aggregate of 2,875,000 shares of the Company’s common stock, par value $0.0001 per share (the “Initial Shares”);

WHEREAS, on November 3, 2021, the Company effected a stock dividend resulting in the Sponsor holding an aggregate of 3,125,000 Initial Shares;

WHEREAS, on November 3, 2021, the Initial Shares were automatically reclassified pursuant to the Company’s amended and restated certificate of incorporation into an equal number of shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”);

WHEREAS, the Founder Shares are convertible into shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), on the terms and conditions provided in the Company’s amended and restated certificate of incorporation;

WHEREAS, on November 3, 2021, the Company and the Sponsor entered into that certain Private Placement Securities Subscription Agreement (the “Sponsor Private Placement Subscription Agreement”), pursuant to which the Sponsor agreed to purchase an aggregate of 275,000 units of the Company (the “Sponsor Private Placement Units”) at a price of $10.00 per unit and 2,000,000 warrants of the Company at a price of $1.00 per warrant (the “Additional Warrants”), in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering;

WHEREAS, on November 3, 2021, the Company, Nomura Securities International, Inc. (“Nomura”), Northland Securities, Inc. and Drexel Hamilton, LLC (the “IPO Underwriters” and together with the Sponsor, the “Initial Unit Purchasers”) entered into that certain Private Placement Unit Subscription Agreement (together with the Sponsor Private Placement Subscription Agreement, the “Private Placement Subscription Agreements”), pursuant to which the IPO Underwriters agreed to purchase an aggregate of 115,000 units (or 125,000 units if the Overallotment Option is exercised in full) of the Company (together with the Sponsor Private Placement Units, the “Private Placement Units”) at a price of $10.00 per unit, in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering;

WHEREAS, in order to extend the period of time the Company has to consummate an initial Business Combination, the Sponsor or its affiliates or designees may, but are not obligated to, loan the Company funds as the Company may require, of which up to an aggregate of $2,475,000 of such loans may be convertible into up to an additional 247,500 units at a price of $10.00 per unit at the option of the lender (the “Extension Units” and, together with the Private Placement Units, the “Units”);

WHEREAS, each Unit consists (or, in the case of the Extension Units, will consist) of one share of Common Stock and one-half of one redeemable warrant (a whole warrant of each such warrant, a “Warrant”);

WHEREAS, each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment;

WHEREAS, on November 3, 2021, the Company and the Original Holders entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the Original Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, upon the closing of the Business Combination contemplated by that certain Scheme Implementation Deed by and among Lionheart III Corp, a Delaware corporation (“Lion”), the Company and Parent, and that certain Business Combination Agreement, dated [ ], 2022 (as may be amended or supplemented from time to time, the “Combination Agreement”, and such closing, the “Closing”), among Lion, the Company, the Parent, and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent, holders of Common Stock will receive, in exchange for each share of Common Stock, an ordinary share of Parent, par value $0.0001 per share (“Parent Ordinary Shares”);

WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Original Holders of at least a majority-in-interest of the Registrable Securities (as defined in the Existing Registration Rights Agreement) at the time in question; and

WHEREAS, the Company and the Holders desire to amend and restate the Existing Registration Rights Agreement, pursuant to which the Company grants the Holders certain registration rights with respect to certain securities of the Company.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

definitions

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall mean each of the parties listed under Additional Holder on Schedule A hereto and any transferee of Registrable Securities held by an Additional Holder that became a party hereto.

“Additional Holder Lock-up Period” shall mean, with respect to any Parent Ordinary Shares issued or to be issued to any Additional Holders in connection with the Business Combination contemplated by the Combination Agreement, the Lock-up Period as defined in those certain Lock-up Agreements, dated [ ] by and among the Parent and those Persons listed as Holders on the signature pages thereto.

“Additional Warrants” shall have the meaning given in the Recitals hereto.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Parent, after consultation with counsel to the Parent, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Parent has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Parent.

“Business Combination” shall mean any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, involving the Parent.

“Combination Agreement” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Recitals hereto.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” shall have the meaning given in subsection 2.1.1.

“Form F-3” shall have the meaning given in subsection 2.3.

“Founder Shares” shall have the meaning given in the Recitals hereto and shall be deemed to include the shares of Common Stock issuable upon conversion thereof.

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“Founder Shares Lock-up Period” shall mean, with respect to the Founder Shares, the Lock-up Period as defined in those certain Lock-up Agreements, dated [ ] by and among the Parent and those Persons listed as Holders on the signature pages thereto.

“Holders” shall have the meaning given in the Preamble.

“IPO Underwriters” shall have the meaning given in the Recitals hereto.

“Initial Shares” shall have the meaning given in the Recitals hereto.

“Insider Letter” shall mean that certain letter agreement, dated as of November 3, 2021, by and among the Company, the Sponsor and each of the Company’s officers and directors.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“Nomura” shall have the meaning given in the Recitals hereto.

“Original Holder” shall mean each of the parties listed under Original Holder on Schedule A hereto and any transferee of Registrable Securities held by an Original Holder that became a party hereto.

“Parent” shall have the meaning given in the Recitals hereto.

“Parent Ordinary Shares” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Additional Holder Lock-up Period, Founder Shares Lock-up Period or Private Placement Lock-up Period, as the case may be, under the Insider Letter, the Private Placement Subscription Agreements, this Agreement and any other applicable agreement between such Holder and the Parent, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Lock-up Period” shall mean, with respect to Private Placement Units, the lock-up period set forth in Section 7 of the Private Placement Subscription Agreements.

“Private Placement Units” shall have the meaning given in the Recitals hereto.

“Private Placement Subscription Agreements” shall have the meaning given in the Recitals hereto.

“Private Warrants” shall mean the Warrants included in the Private Placement Units and the Additional Warrants.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares and the shares of Common Stock issued or issuable upon the conversion of any Founder Shares, (b) the Units, (c) the shares of Common Stock included in the Units, (d) the Warrants included in the Units and the Additional Warrants (including any shares of the Common Stock issued or issuable upon the exercise of any such Warrants), (e) any Parent Ordinary Shares issued or to be issued to any Additional Holders in connection with the Business Combination contemplated by the Combination Agreement, (f) any Parent Ordinary Shares issued in exchange for Common Stock in connection with the Business Combination contemplated by the Combination Agreement, and (g) any other equity security of the Parent issued or issuable with respect to any of the securities described in the foregoing clauses including any Parent Ordinary Share issued following the closing of the Combination Agreement by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such security shall cease to be a Registrable Security when: (A) a Registration Statement with respect to the sale of such security shall have become effective under the Securities Act and such security shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such security shall have been otherwise transferred, a new certificate for such security not bearing a legend restricting further transfer shall have been delivered by the Parent and subsequent public distribution of such security shall not require registration under the Securities Act; (C) such security shall have ceased to be outstanding; (D) such security may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such security has been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

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“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Parent Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Parent;

(E) reasonable fees and disbursements of all independent registered public accountants of the Parent incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement filed by the Parent with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder (other than a Registration Statement on Forms F-4 or S-4 or Form S-8, or their successors), which registration statement covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Private Placement Units” shall have the meaning given in the Recitals hereto.

“Sponsor Private Placement Subscription Agreement” shall have the meaning given in the Recitals hereto.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Parent are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Units” shall have the meaning given in the Recitals hereto.

“Warrant” shall have the meaning given in the Recitals hereto.

ARTICLE 2

REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the date the Parent consummates a Business Combination, (a) the Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by Original Holders or (b) the Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Additional Holders (in each case, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written

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demand a “Demand Registration”). The Parent shall, within ten (10) days of the Parent’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Parent, in writing, within five (5) days after the receipt by the Holder of the notice from the Parent. Upon receipt by the Parent of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Parent shall use commercially reasonable efforts to effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Parent’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Parent be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Form F-1, or any similar long-form registration statement that may be available at such time (“Form F-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form F-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to the Demand Registration has been declared effective by the Commission and (ii) the Parent have complied with all of their obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Parent in writing, but in no event later than five (5) days, of such election; and provided, further, that the Parent shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Parent as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Parent, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Parent Ordinary Shares or other equity securities that the Parent desires to sell and the Parent Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholder of the Parent who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of the Underwritten Offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Parent, as applicable, shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) that are either Original Holders if the Demanding Holders are Original Holders or Additional Holders if the Demanding Holders are Additional Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder and such Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders that are Additional Holders (if the Demanding Holders are Original Holders) or Original Holders (if the Demanding Holders are Additional Holders) (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) and that are Requesting Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Parent Ordinary Shares or other equity securities that the Parent desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Parent Ordinary Shares or other equity securities of other persons or entities that the Parent is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

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2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Parent and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Parent shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the date the Parent consummates a Business Combination, the Parent proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, other than securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Parent (or by the Parent and by the shareholders of the Parent including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Parent’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Parent or (iv) for a dividend reinvestment plan, then the Parent shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Parent shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in such Piggyback Registration on the same terms and conditions as any similar securities of the Parent included in such Piggyback Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Parent.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Parent and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the securities that the Parent desires to sell, taken together with (i) the Parent Ordinary Shares or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Parent Ordinary Shares or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Parent, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Parent’s account, the Parent, as applicable, shall include in any such Registration (A) first, the Parent Ordinary Shares or other equity securities that the Parent desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Parent Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Parent, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Parent shall include in any such Registration (A) first, the Parent Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Parent Ordinary Shares or other equity securities that the Parent desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent

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that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Parent Ordinary Shares or other equity securities for the account of other persons or entities that the Parent, as applicable, is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Parent and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Parent (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Parent, as applicable shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3 Registrations on Form F-3. Any Holder of Registrable Securities may at any time, and from time to time, request in writing that the Parent, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form F-3 or any similar short form registration statement that may be available at such time (“Form F-3”); provided, however, that the Parent shall not be obligated to effect such request through an Underwritten Offering; provided further, however, that following the filing of a resale registration statement on Form F-3, the Parent, at its option may effect a Demand Registration under Section 2.1 as a “take down” under such registration statement. Within five (5) days of the Parent’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form F-3, the Parent shall promptly give written notice of the proposed Registration on Form F-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form F-3 shall so notify the Parent, as applicable, in writing, within ten (10) days after the receipt by the Holder of the notice from the Parent. As soon as practicable thereafter, but not more than twelve (12) days after the Parent’s initial receipt of such written request for a Registration on Form F-3, the Parent shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Parent shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if (i) a Form F-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Parent entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $10,000,000.

2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Parent’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Parent initiated Registration and provided that the Parent has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Parent, and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Parent and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Parent shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Parent for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Parent shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Parent shall not defer its obligation in this manner more than once in any 12-month period. Furthermore, the Parent shall not be required to effect a Demand Registration to the extent it would result in the breach of a customary lock-up agreement with underwriters pursuant to a prior Registration effected hereunder.

ARTICLE 3

PARENT PROCEDURES

3.1 General Procedures. If, at any time on or after the date the Parent consummates a Business Combination, the Parent is required to effect the Registration of Registrable Securities, the Parent shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Parent, as applicable, shall, as expeditiously as possible:

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3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Parent or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and each such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Parent and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Parent shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Parent are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Parent’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Parent prior to the release or disclosure of any such information; and provided further, the Parent may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Parent shall include unless contrary to applicable law;

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3.1.11 use commercially reasonable efforts to obtain a “cold comfort” letter from the Parent’s independent registered public accountants, as applicable, in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, use commercially reasonable efforts to obtain an opinion, dated such date, of counsel representing the Parent for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Parent’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Parent, as applicable, to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Parent. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Parent pursuant to a Registration initiated by the Parent hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Parent and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Parent that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Parent hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), it has received notice that any post-effective amendment has become effective or until it is advised in writing by the Parent that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Parent to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Parent for reasons beyond the Parent’s control, the Parent may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than (i) sixty (60) consecutive days or (ii) one hundred and twenty (120) total calendar days, in the aggregate, in any twelve-month period, determined in good faith by the Parent to be necessary for such purpose. In the event the Parent exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Parent shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4 and, upon the expiration of any such period, the Holders shall be entitled to resume the use of any such Prospectus in connection with any sale or offer to sell Registrable Securities.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Parent, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Parent after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders, upon their request and to the extent not publicly available, with true and complete copies of all such filings. The Parent further covenant that they shall use their commercially reasonable efforts to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell the Parent Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Parent shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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3.6 Limitation on Registration Rights. Notwithstanding anything herein to the contrary, (i) the IPO Underwriters may not exercise their rights under Section 2.1 or 2.2 hereunder after five (5) and seven (7) years, respectively, after the effective date of the registration statement relating to the Parent’s initial public offering and (ii) no IPO Underwriter may exercise its rights under Section 2.1 more than once.

ARTICLE 4

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Parent agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Parent by such Holder expressly for use therein. The Parent shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Parent in writing such information and affidavits as the Parent reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Parent, its directors and officers and agents and each person who controls the Parent (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Parent. For the avoidance of doubt, the obligation to indemnify under this Section 4.1.2 shall be several, not joint and several, among the Holders of Registrable Securities, and the total indemnification liability of a Holder under this Section 4.1.2 shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the

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relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, facsimile or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, facsimile or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Parent, to: c/o K&L Gates LLP, L25, 525 Collins Street, Melbourne, Victoria 3000, Attention: Haggai Alon, CEO, email: haggai@securitymattersltd.com, and, if to any Holder, at such Holder’s address or contact information as set forth in the Parent’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Parent hereunder may not be assigned or delegated by the Parent in whole or in part.

5.2.2 Prior to the expiration of the Additional Holder Lock-up Period, the Founder Shares Lock-up Period or the Private Placement Lock-up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement, the Insider Letter, the Private Placement Subscription Agreements and other applicable agreements.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Parent unless and until the Parent shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Parent, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. The words “execution,” signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

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5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5 Amendments and Modifications. Upon the written consent of the Parent and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of share capital of the Parent, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected, and any amendment or waiver hereof that adversely affects the Original Holders shall require the written consent of Original Holders of at least a majority in interest of the Registrable Securities of such Original Holders at the time in question, and any amendment or waiver hereof that adversely affects the Additional Holders shall require the written consent of Original Holders of at least a majority in interest of the Registrable Securities of such Additional Holders at the time in question. No course of dealing between any Holder or the Parent and any other party hereto or any failure or delay on the part of a Holder or the Parent in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Parent. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Other Registration Rights. The Parent represents and warrants that no person, other than a Holder of Registrable Securities or holders of the Parent’s warrants currently outstanding or issuable in connection with the Business Combination, has any right to require the Parent to register any securities of the Parent for sale or to include such securities of the Parent in any Registration filed by the Parent for the sale of securities for its own account or for the account of any other person. Further, the Parent represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7 Term. This Agreement shall become effective upon the Closing and terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale and without compliance with the current public reporting requirements set forth under Rule 144(i)(2). The provisions of Section 3.5 and Article 4 shall survive any termination.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PARENT:

EMPATAN PUBLIC LIMITED COMPANY

By:
Name:
Title:

ORIGINAL HOLDERS:

LIONHEART EQUITIES, LLC

By:
Name:
Title:

OPHIR STERNBERG

PAUL RAPISARDA

FAQUIRY DIAZ CALA

JAMES ANDERSON

THOMAS BYRNE

THOMAS HAWKINS

ROGER MELTZER

[Signature Page to Registration Rights Agreement]

ADDITIONAL HOLDERS:

[ ]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Schedule A

Holders

Lionheart Equities, LLC

Ophir Sternberg

Paul Rapisarda

Roger Meltzer

Faquiry Diaz Cala

Thomas W. Hawkins

Thomas Byrne

James Anderson

Additional Holders*

[    ]

*	for the avoidance of doubt, such Additional Holders are included as “Holders” as used herein unless otherwise explicitly excluded.

Exhibit 10.4

Final Form

VOTING AGREEMENT

THIS VOTING AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with its terms, the “Agreement”), dated as of [__], 2022 (the “Effective Date”), is made by and among (i) Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Company”); (ii) Ophir Sternberg; (iii) Faquiry Diaz Cala; [(iv) [ ] (together with Mr. Sternberg and Mr. Diaz Cala, the “Lionheart Holders”)]1; [(v)] Haggai Alon; [and (vi) [    ] (together with Mr. Alon the “SMX Holders” and collectively with the Lionheart Holders, the “Shareholders”)]2. Each of the Company and the Shareholders may be referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Company has entered into that certain Business Combination Agreement, dated as of [__] (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “BCA”; capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the BCA), by and among Lionheart III Corp, a Delaware corporation (“SPAC”), Security Matters Limited, an Australian public company with Australian Company Number (ACN) 626 192 998 listed on the Australian Stock Exchange (“SMX”), the Company and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”);

WHEREAS, upon the terms and subject to the conditions set forth in the certain Scheme Implementation Deed, dated as of [__] (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “SID”), by and among SPAC, SMX and the Company, the Company will acquire SMX by means of the implementation of a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) (the “SMX Scheme Acquisition”);

WHEREAS, following the implementation of the SMX Scheme Acquisition, SMX will be delisted from the Australian Stock Exchange;

WHEREAS, upon the terms and subject to the conditions set forth in the BCA and in accordance with the General Corporation Law of the State of Delaware, the Irish Companies Act 2014, and the Corporations Act, SPAC will enter into a business combination transaction pursuant to which Merger Sub will merge with and into SPAC (the “Merger”), with SPAC surviving the Merger as a wholly owned subsidiary of the Company; and

WHEREAS, in connection with the SMX Scheme Acquisition and Merger, the Parties desire to set forth certain rights to, among other things, designate the election of certain members of the board of the directors the Company (the “Board”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

[1]	Note to Draft: Lionheart Holders to consist of Ophir Sternberg, Faquiry Diaz Cala and any entity executing this agreement under each person’s control.
[2]	Note to Draft: SMX Holders to consist of Haggai Alon and any entity executing this agreement under his control.

ARTICLE I

GOVERNANCE

Section 1.1 Board of Directors.

(a) Composition of the Board. From and after the Closing until the later of (i) three years following the Closing or (ii) the election of the Class III Directors nominated pursuant to the terms of this Agreement at the first annual meeting of the shareholders of the Company to elect such Class III Directors (the “Term”), each of the Company and the Shareholders, severally and not jointly, agrees to take all such action within its power as may be necessary or appropriate (including (i) the Company nominating or appointing certain Persons and (ii) the Shareholders voting or providing a written consent or proxy, if applicable, in each case with respect to ordinary shares of the Company (the “Shares”)) such that the Board shall consist of seven (7) members who will be designated as follows:

(i) three (3) members of the Board (including the chairperson) shall initially be designated by the Lionheart Holders, (y) one (1) of whom shall initially be Ophir Sternberg, and (z) two (2) of whom shall initially be “independent directors” under The Nasdaq Capital Market Listing Rules and regulations (or the rules and regulations of such other principal national securities exchange on which the Shares are then listed for trading), subject, in the case of each individual other than Mr. Sternberg, to the initial selection of each such other individual being subject to the consent of the SMX Holders (such consent not to be unreasonably withheld, conditioned or delayed), and during the Term, the Lionheart Holders shall have the right to designate the number of members of the Board as shown below:

Shares Beneficially Owned by the Lionheart Holders (and Permitted Transferees) as a Percentage of the Shares Beneficially Owned by the Lionheart Holders as of the Closing Date	Number of Directors
75% or greater	3
50% or greater, but less than 75%	2
25% or greater, but less than 50%	1
Less than 25%	0

(ii) four (4) members of the Board shall initially be designated by the SMX Holders, (y) two (2) of whom shall initially be Haggai Alon and Zeren Browne, and (z) two (2) of whom shall initially be Khoo Boon Hui and Ed Hofland, each of whom is an “independent director” under The Nasdaq Capital Market Listing Rules and regulations (or the rules and regulations of such other principal national securities exchange on which the Shares are

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then listed for trading), subject, in the case of each individual other than Mr. Alon, to the initial selection of each such other individual being subject to the consent of the Lionheart Holders (such consent not to be unreasonably withheld, conditioned or delayed), and during the Term, the SMX Holders shall have the right to designate the number of members of the Board as shown below:

Shares Beneficially Owned by the SMX Holders (and Permitted Transferees) as a Percentage of the Shares Beneficially Owned by the SMX Holders as of the Closing Date	Number of Directors
75% or greater	4
50% or greater, but less than 75%	3
25% or greater, but less than 50%	2
10% or greater, but less than 25%	1
Less than 10%	0

If, during the Term, either the Lionheart Holders or the SMX Holders, as applicable, loses a right to designate one or more members of the Board in accordance with Section 1.1(a)(i) or 1.1(a)(ii), as applicable, the Lionheart Holders or SMX Holders, as applicable, shall notify the other within five (5) days indicating which board seat (identifying the currently appointed director occupying the board seat, if applicable) and which class with respect to which the Lionheart Holders or SMX Holders, as applicable, wishes to relinquish the right to designate (and the associated right to remove in accordance with Section 1.1(d)).

For purposes of this Agreement, the term “beneficial ownership” and derivations thereof shall have the meaning ascribed thereto in Rule 13d-3 promulgated under the Exchange Act, provided that in calculating the number of Shares beneficially owned by Mr. Sternberg as of the Closing Date and thereafter, with respect to Shares held by Lionheart Equities, LLC, each of Mr. Sternberg and Mr. Diaz Cala shall only be deemed to beneficially own such Shares to the extent of his underlying pecuniary interest therein.

(b) Classes of Directors. During the Term, each of the Company and the Shareholders, severally and not jointly, agrees to take all such action within its power as may be necessary or appropriate (including (i) the Company nominating or appointing certain Persons and (ii) the Shareholders voting or providing a written consent or proxy, if applicable, in each case with respect to the Shares) such that the directors nominated pursuant to the foregoing be divided into three classes of directors, with each class serving for staggered three year terms as follows:

(i) a first class of directors (the “Class I Directors”), consisting of two directors (one of whom shall be a SMX Holder designee and one of whom shall be a Lionheart Holder designee, in each case for so long as the SMX Holders and Lionheart Holders, as applicable, are entitled to designate such directors), initially serving a term effective from the Closing until the first annual meeting of the shareholders of the Company held after the Closing (but any subsequently elected Class I Directors serving a three (3)-year term);

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(ii) a second class of directors (the “Class II Directors”), consisting of three directors (two of whom shall be SMX Holder designees and one of whom shall be a Lionheart Holders designee, in each case, for so long as the SMX Holders and Lionheart Holders, as applicable, are entitled to designate such directors)3 effective from the Closing until the second annual meeting of shareholders of the Company held following the Closing (but any subsequently elected Class II Directors serving a three (3)-year term); and

(iii) a third class of directors (the “Class III Directors”), consisting of two directors, initially serving a term effective from the Closing until the third annual meeting of shareholders of the Company held following the Closing (and any subsequently elected Class III Directors serving a three (3)-year term), with Ophir Sternberg and Haggai Alon to serve as the initial Class III Directors.

(c) Board Observer. During the Term, so long as the Lionheart Holders and SMX Holders, as applicable, are entitled to appoint at least one director to the Board, the Lionheart Holders and the SMX Holders shall each be permitted to designate one (1) individual, subject to the consent of the non-designated Party (such consent not to be unreasonably withheld, conditioned or delayed), to serve as an observer to the Board and its committees; provided that, with respect to the Lionheart Holders, at any time that Ophir Sternberg serves as a director, the Lionheart Holders shall be permitted to exercise the foregoing designation right notwithstanding the expiration of the Term. The Company shall give such observer copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such observer shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such observer from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in a conflict of interest.

(d) Removal; Vacancies. The Lionheart Holders or the SMX Holders, as applicable, shall have the exclusive right to (i) remove their nominees from the Board, and the Company shall take all such action within its power as may be necessary or appropriate to cause the removal of any such nominee at the request of the applicable Party and (ii) designate directors for election or appointment, as applicable, to the Board to fill vacancies created by reason of death, removal or resignation of its nominees to the Board, and the Company shall take all such action within its power as may be necessary or appropriate to nominate or cause the Board to appoint, as applicable, replacement directors designated by the applicable Party to fill any such vacancies created pursuant to clause (i) or (ii) above as promptly as practicable after such designation (and in any event prior to the next meeting or action of the Board or applicable committee). Notwithstanding anything to the contrary in this Section 1.1(d), no Party shall have the right to designate a replacement director, and the Company shall not be required to take any action to cause any vacancy to be filled by any such designee, to the extent that election or appointment of such designee to the Board would result in a number of directors nominated or designated by such Party in excess of the number of directors that such Party is then entitled to nominate for membership on the Board pursuant to this Agreement.

[3]	Note to Draft: To include Allison Greenfield.

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(d) Indemnification. The Company shall provide each director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to all other directors of the Company, and the Company shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any director nominated pursuant to this Agreement as and to the extent consistent with applicable Law, the Parent Amended and Restated Memorandum and Articles of Association and any indemnification agreements with directors (except to the extent such amendment or alteration permits the Company to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).

(e) Review of Nominees. Any nominee as a director (or alternate thereof) shall be subject to the Company’s customary due diligence process, including its review of a completed questionnaire and a background check. Based on the foregoing, the Company may reasonably object to any such nominee within fifteen (15) days of receiving such completed questionnaire and background check authorization, (i) provided it does so in good faith and (ii) solely to the extent such objection is based upon any of the following: (1) such nominee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (2) such nominee was the subject of any order, judgment or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such proposed director from, or otherwise limiting, the following activities: (A) engaging in any type of business practice, or (B) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws; (3) such nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in clause (2)(B), or to be associated with persons engaged in such activity; (4) such nominee was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated; (5) such nominee was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal or state securities laws or regulations; or (6) such nominee, if elected to Board, would cause the Company to no longer qualify for foreign private issuer status pursuant to Rule 3b-4 of the Exchange Act. In the event the Board reasonably finds any such nominee to be unsuitable based upon one or more of the foregoing clauses (1) through (6) and reasonably objects to such nominated director, the applicable designating party shall be entitled to propose a different nominee to the Board within thirty (30) days of the Company’s notice to such designating party of its objection to such nominee and such replacement nominee shall be subject to the review process outlined in this Section 1.1(f).

(f) Non-Contravention. Each of the Parties also agrees not to take any actions that would contravene or adversely affect the provisions of this Agreement and the intention of the Parties with respect to the composition of the Board as herein stated.

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ARTICLE II

GENERAL PROVISIONS

Section 2.1 Entire Agreement; Amendments; No Waiver.

(a) This Agreement, the BCA, the SID and all other Ancillary Agreements, constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this Agreement and therein.

(b) No provision of this Agreement may be amended or modified in whole or in part at any time without the express written consent of (i) the Company, (ii) the Lionheart Holders and (iii) the SMX Holders; provided, that any such amendment or modification that adversely and disproportionately affects any Shareholder or Shareholders, as compared to any other Shareholder or Shareholders, shall require the prior written consent of such Shareholders so adversely and disproportionately affected.

(c) No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

Section 2.2 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Authority, the remaining provisions of this Agreement, to the extent permitted by Law shall remain in full force and effect.

Section 2.3 Counterparts; Electronic Delivery. This Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 2.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email (receipt confirmed by a non-automated response) or by registered or certified mail or overnight carrier (postage prepaid, return receipt requested). Unless another address is specified in writing pursuant to the provisions of this Section 2.4, notices, demands and other communications shall be sent to the addresses indicated below

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if to the Company to:

c/- K&L Gates LLP

Level 25, 525 Collins Street

Melbourne, Victoria 3000

Attention: Haggai Alon, CEO

Email: info@securitymattersltd.com

with a copy (which shall not constitute notice) to:

K&L Gates LLP 599 Lexington Avenue New York, NY 10022 Attention: Robert S. Matlin and Jonathan M. Barron Email: robert.matlin@klgates.com and jonathan.barron@klgates.com	K&L Gates LLP L25, 525 Collins Street Melbourne, Victoria 3000 Attention: Harry Kingsley Email: harry.kingsley@klgates.com if to the Lionheart Holders, to:

4218 NE 2nd Avenue

Miami, Florida 33137

Attn: General Counsel

Email: notices@lheartcapital.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US) 2525 East Camelback Road Esplanade II Suite 1000 Phoenix, AZ 85016 Attention: Steven D. Pidgeon, Esq. Email: steven.pidgeon@us.dlapiper.com	DLA Piper LLP (US) 200 South Biscayne Boulevard Suite 2500 Miami, FL 33131 Attention: Joshua M. Samek, Esq. Email: Joshua.Samek@us.dlapiper.com if to the Shareholders, to the address set forth on the signature page hereto.

Section 2.5 Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH

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PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this Agreement in any other courts. Each Party irrevocably consents to the service of process in any such Action by the mailing of copies thereof by registered or certified mail, postage prepaid, to such Party, at its address for notices as provided in Section 2.4 of this Agreement, such service to become effective ten (10) days after such mailing. Each Party hereby irrevocably waives any objection to such service of process and further irrevocably waives and agrees not to plead or claim in any Action commenced hereunder or under any other documents contemplated hereby that service of process was in any way invalid or ineffective. Nothing in this Section 2.5, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity; provided, that each of the Parties hereby waives any right it may have under the Laws of any jurisdiction to commence by publication any Action with respect to this Agreement. To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably waives any objection it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement in any of the courts referred to in this Section 2.5 and hereby further irrevocably waives and agrees not to plead or claim that any such court is not a convenient forum for any such Action. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity, in any jurisdiction.

Section 2.6 Specific Performance. Each Party hereby agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to seek injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law.

Section 2.7 Subsequent Acquisition of Shares. Any Shares acquired subsequent to the Effective Date by a Party shall be subject to the terms and conditions of this Agreement. In the event of any stock split, stock dividend, recapitalization, reorganization or the like, any securities issued with respect to the Shares held by the Holders shall become “Shares” for purposes of voting or providing a written consent or proxy, if applicable, pursuant to Section 1.1.

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Section 2.8 Not a Group; Independent Nature of the Holders’ Obligations and Rights. The Shareholders and each assignee thereof who becomes a Party to this Agreement (each, a “Holder”) agree that the arrangements contemplated by this Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act). Each Holder agrees that, for purposes of determining beneficial ownership of such Holder, it shall disclaim any beneficial ownership by virtue of this Agreement of the Company’s Shares owned by the other Holders. The obligations of each Holder under this Agreement are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this Agreement. Nothing contained herein, and no action taken by any Holder pursuant hereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Holders are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by this Agreement. The decision of each Holder to enter into this Agreement has been made by such Holder independently of any other Holder. Each Holder acknowledges that no other Holder has acted as agent for such Holder in connection with such Holder making its investment in the Company and that no other Holder will be acting as agent of such Holder in connection with monitoring such Holder’s investment in the Shares or enforcing its rights under this Agreement. Each Holder confirms that each Holder has had the opportunity to independently participate with the Company and its subsidiaries in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.

Section 2.9 Assignment; Successors and Assigns; No Third Party Beneficiaries.

(a) Except as otherwise permitted pursuant to this Agreement, no Party may assign such Party’s rights and obligations under this Agreement, in whole or in part, without the prior written consent of the SMX Holders and the Lionheart Holders; provided, however, that each Party hereto may assign its rights and obligations under this Agreement in connection with the permitted transfer of its Shares by having the transferee of such Shares execute a joinder to this Agreement agreeing to be bound by the terms hereof. Any such assignee may not again assign those rights, other than in accordance with this Article II. Any attempted assignment of rights or obligations in violation of this Article II shall be null and void.

(b) All of the terms and provisions of this Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives.

(c) Except for sales of Shares, including block trades, into the principal national securities exchange or, if none, over the counter market on which the Shares are then traded (each, a “Permitted Sales”), each Holder shall not transfer, and the Company shall not permit the transfer, of any Holder’s Shares or any voting rights therein, unless and until the person to whom such Shares or any voting rights therein are to be transferred shall have executed a joinder to this Agreement agreeing to be bound by the terms hereof and any attempted transfer that does not comply with the provisions of this sentence shall be null and void. The provisions of this Agreement shall be binding upon the successors in interest of any Holder with respect to any of such Holder’s Shares or any voting rights therein, unless the Shares are sold pursuant to a Permitted Sale.

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(d) This Agreement shall terminate automatically (without any action by any Party) as to each Holder when such Party, following the Closing Date, ceases to beneficially own any Shares, provided that such shares have been transferred in a manner permitted by this Agreement. Notwithstanding anything herein to the contrary, in the event the BCA terminates in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and be of no further force or effect, without any further action required by the Parties.

(e) Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Agreement or otherwise create any third-party beneficiary hereto.

Section 2.10 Power of Attorney. During the Term, in the event a Holder does not (i) attend in person a meeting of the shareholders of the Company at which directors shall be elected to the Board or timely submit a proxy card for such meeting and (ii) in each case vote such Holder’s Shares in favor of the election of all of directors as required by this Agreement, the Holder hereby appoints the chairperson of the Board as its true and lawful attorney and proxy with full power of substitution for and its name to act on behalf of the Holder, for the limited purpose of voting in favor of the election of the directors as required by this Agreement. The Holder understands and agrees that this limited proxy is irrevocable and coupled with an interest and, except as otherwise provided herein, shall terminate upon the termination of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the Parties has duly executed this Agreement as of the Effective Date.

EMPATAN PUBLIC LIMITED COMPANY

By:
Name:
Title:

SHAREHOLDERS:

[ ]

By:
Name:
Title:

Address for Notice: